Form 10-K405, Exhibit 13
period 1996-12-31
NEWFIELD EXPLORATION CO /DE/
filed 1997-03-11
CIK 912750

                                                                 EXHIBIT 13.1


                               [NEWFIELD LOGO]

                         [NEWFIELD 1996 ANNUAL REPORT]


                    [PICTURE OF VERMILION 398 "A" PLATFORM,
                  OFFSHORE LOUISIANA, IN THE GULF OF MEXICO]

                                   CONTENTS

Financial and Operating Highlights                                            1

Stockholders' Letter                                                          2

Operations                                                                    4

Five-Year Financial and Reserve Data                                         11

Management's Discussion and Analysis                                         12

Report of Independent Accountants                                            19

Financial Statements                                                         20

Notes to Financial Statements                                                24

Corporate Information                                         inside back cover



On the Cover: The Vermilion 398 "A" Platform was set in 377 feet of water, offshore Louisiana, in the Gulf of Mexico, approximately 190 miles southwest of New Orleans. When the development drilling and completion program commenced in 1996 is finished, net daily production is expected to exceed 18,000 Mcfe. The cover photograph was taken by Jack Burman, a Newfield production engineer.

All production, reserve and dollar figures in the text of this report are net to Newfield Exploration Company unless otherwise stated.

PROFILE

Newfield Exploration Company (NYSE-NFX) explores, develops and acquires oil and natural gas properties in the Gulf of Mexico. At December 31, 1996, 75% of the Company's proved reserves were natural gas and 84% were proved developed.

STRATEGY

Newfield plans to continue to expand its reserve base and increase cash flow through the exploration and development of existing properties and the acquisition of properties with drilling upside. The Company emphasizes:

o  Reserve growth through exploratory drilling

o Balanced capital program between exploration and acquisition of proved properties

o  Geographic focus in the Gulf of Mexico

o  Control of operations and costs

o  Use of 3-D seismic and other advanced technology

o Equity ownership and other incentives to attract and retain highly competent employees

From inception through December 31, 1996, Newfield has added a total of 515.8 billion cubic feet of natural gas equivalent (Bcfe) of proved reserves. Exploratory and development activities have resulted in the addition of 325.1 Bcfe of net proved reserves. The Company's acquisition of interests in over 90 leases in fields offshore Louisiana and Texas, have contributed 190.7 Bcfe of net reserves. Newfield's proved reserve replacement as a percent of production was 209% in 1996.

             [PICTURE OF OFFSHORE PLATFORM IN THE GULF OF MEXICO.]

     Simultaneous drilling and producing operations at the Ewing Bank 947 "A" Platform allowed for production during the drilling campaign which began late in 1995 and was completed in late 1996. Ewing Bank 947 was a key component of Newfield's balanced capital program which contributed to record operating results in 1996.

FINANCIAL
AND OPERATING HIGHLIGHTS

============================================================================================
                                                             YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------
                                                         1996        1995         1994
--------------------------------------------------------------------------------------------
                                                    (in thousands, except per share amounts)
FINANCIAL SUMMARY
Revenues ...........................................   $ 149,256   $  94,598   $  69,728
Income before income taxes .........................   $  59,286   $  25,006   $  22,548
Income tax provision ...............................   $  20,792   $   8,742   $   8,108
Net income .........................................   $  38,494   $  16,264   $  14,440
Earnings per common share ..........................   $    1.03   $    0.45   $    0.40
Weighted average number of common shares ...........      37,203      36,193      35,910
CASH FLOW
   Cash flow from operations before changes
        in assets and liabilities ..................   $ 125,226   $  75,613   $  57,535
BALANCE SHEET
   Working capital .................................   $  11,436   $  11,235   $  10,987
   Long-term debt and capital lease obligations ....   $  60,000   $  25,152   $     555
   Stockholders' equity ............................   $ 239,902   $ 193,571   $ 169,491
OPERATING SUMMARY
ESTIMATED OIL AND GAS RESERVES
   Net proved reserves:
        Oil (MBbls) ................................      13,659       9,633       8,610
        Natural gas (MMcf) .........................     241,385     203,580     153,967
        Gas equivalents (MMcfe) ....................     323,339     261,378     205,627
OIL AND GAS OPERATIONS
   Production:
        Oil (MBbls) ................................       2,558       2,071       1,394
        Natural gas (MMcf) .........................      41,323      33,719      24,267
        Gas equivalents (MMcfe) ....................      56,670      46,145      32,631
   Average realized prices:
        Oil (per Bbl) ..............................   $   20.89   $   17.23   $   15.73
        Natural gas (per Mcf) ......................   $    2.32   $    1.75   $    1.97


[TWO GRAPHS, ONE SHOWING OIL & GAS RESERVES AND PRODUCTION GROWTH FROM 1992 TO 1996, THE OTHER SHOWING REVENUE, CASH FLOW AND NET INCOME GROWTH FROM 1992 TO 1996.]

DEAR FELLOW
STOCKHOLDERS

Our job at Newfield is to find, acquire, and develop oil and gas reserves to add economic value on a per share basis. After taking into account our two-for-one stock split in December 1996, here is our scorecard for 1996:

                                                               PERCENT
FOR THE YEAR                              1996       1995      CHANGE
------------                              ----       ----      ------
Net income per share                  $   1.03   $   0.45      +129%
Operating cash flow                   $   3.37   $   2.09      + 61%
    per share
Net production per share                  1.52       1.27      + 19%
    (Mcfe)

AT YEAR END
-----------
Market price per share                $  26.00   $  13.50      + 93%
Book value per share                  $   6.45   $   5.35      + 21%
SEC 10 value less long-               $  21.50   $   9.39      +129%
    term debt per share
Reserves per share (Mcfe)                 8.69       7.22      + 20%

    These are excellent results, and we are quite proud of them. But you know, and I know, there was a rising tide which lifted all boats in 1996. The market was strong, especially for energy stocks. Further, oil and gas prices were quite robust. Nevertheless, Newfield outperformed its peer group and the market indices against which we compare ourselves during the year. A graph in the photograph below illustrates this.

    Our retained earnings reached $95 million by year-end 1996. Newfield was started at the beginning of 1989 with $9 million of paid-in capital. To have created $95 million of retained earnings and $860 million of SEC 10 value (i.e., net present value of remaining oil and gas reserves at year-end 1996 prices, discounted at 10%), from that start in eight years is a source of great satisfaction for those of us who have been involved!

    During 1996, Newfield's annual production totaled 56.7 Bcfe - up 23% from 1995.

    Operating cash flow was $125.2 million, up from $75.6 million in 1995 - a 66% increase.

    Growing production volumes helped us maintain our unit lease operating costs for the year at 30(cents)/Mcfe, compared to 31(cents)/Mcfe in 1995.

    Administrative & General costs were up from l4(cents)/Mcfe in 1995 to 17(cents)/Mcfe in 1996. Virtually all of the increase was due to an increase in performance-based pay. If prices or margins were to go down, performance-based pay would decrease, and A & G per unit would decrease.

    On a unit of production basis, the bottom line is this: During 1996, we had $2.21/Mcfe of cash flow available for reinvestment out of unit revenue of $2.63/Mcfe. In 1995, our unit cash flow available for reinvestment was $1.64/Mcfe out of $2.05/Mcfe of revenue. Of the 58(cents)/Mcfe increase in revenue, we were able to keep 57(cents) of it for reinvestment!!

    Capital investment for 1996 totaled $164 million, up from $104 million in 1995.

    Reserve additions during the year were 118.6 Bcfe, compared to the 56.7 Bcfe of production - a 209% reserve replacement figure.

    Our capital investment per unit of reserves added is reflected in our DD&A (Depreciation, Depletion and Amortization) rate, which was $1.13/Mcfe during 1996. This includes not only capital costs to find and develop existing reserves, but future costs associated with developing proved undeveloped reserves and abandoning wells and platforms when the reserves are depleted.

    Our balance sheet remains strong. We ended the year with long-term debt of $60 million or 20% debt to total capitalization.

    Let's talk now about 1997:

    First, our 1997 production target is about 20% greater than our 1996 production.

    We are now at full rate at Ewing Bank 947, a site of active 1996 development drilling. Our gross production rate exceeds 40 MMcf/d of gas and 2,000 b/d of oil and condensate. Newfield's net revenue interest is 47%.

    South Timbalier 148 W/2 is producing at gross daily rates of 42 MMcf of gas and 2,500 barrels of oil and condensate. Our net revenue interest is about 30%.

    West Delta 152 "A" Platform has a productive capacity of 27 MMcf/d of gas and 2,900 b/d of oil and condensate. Development drilling continues on this

 [CHART OF NEWFIELD STOCK PRICE PERFORMANCE VERSUS S&P 500 INDEX DURING 1996.]

platform, where Newfield's net revenue interest ranges from 25 to 35%.

    We commenced production from Vermilion 398. This project required more than $20 million of capital investment during 1996, yet will not result in reserve additions until 1997. In addition to the one well completed on this platform, there are two previously drilled wells to be re-entered and one additional well will be drilled.

    In the fourth quarter of 1997, we plan to initiate production from Ship Shoal 354, West Cameron 560/561, and from a subsea completion at Mississippi Canyon 357.

    We expect also to drill at least three wells at Ship Shoal 69 and two or three wells in the East Cameron 45/46/64 areas.

    All of this gives us confidence that we can meet our 1997 production target and go into 1998 with momentum for continued production growth.

    We have firm drilling locations for fifteen exploratory tests during 1997. As this is being written, we have three wildcats being drilled: at Bayou Sale (onshore), Ship Shoal 170, and South Timbalier 111. During 1996, eight of the fifteen exploratory tests drilled by Newfield were productive.

    Our current capital budget for 1997 is $148 million. Remember that our budgets represent the cost of work we know we will do as opposed to being an estimate of how much we would like to invest. At this time a year ago, our budgeted expenditures were $85 million, and we finished 1996 with $164 million in capital investment.

    So we see a busy 1997 ahead of us.

    There are some concerns about rig availability. We deferred some activity planned for 1996 into 1997 and there has been some slippage in our 1997 program. The problem is not so much getting rigs as it is getting them when we want them. We have about equal incidences of rigs coming available on short notice as of rigs being delayed. We have learned to be very flexible--ready to accommodate our plans to rig availability rather than attempting to dictate the rig schedule. I think our ability to move quickly will pay off for us throughout the year.

    Just a word about "hedging," or forward gas sales:

    During 1996, we sold a substantial amount of our gas forward to assure returns and cash flow. The result was that our average gas price for the year was $2.32/Mcf. With no hedges, we would have realized $2.70/Mcf.

    For 1997, we have hedged enough of our first quarter gas production such that we would not expect to realize less than $2.45/Mcf, nor more than $2.75/Mcf in that quarter. Currently, we also have 2.4 Bcf of second quarter production sold forward at $2.08/Mcf and none of our 1997 oil and condensate production is hedged.

    Finally, you probably noticed the steep drop in Newfield's stock price in early February from $26 to $20 per share. I own enough stock that it got my attention!

    There was nothing related to production volumes or reserves or drilling activity to prompt the price change. My assumption is that many in the market concurrently concluded that oil and gas prices were likely to be less robust than anticipated, and--for a time--there were simply more profit-takers than profit-seekers in the market for Newfield stock. This happens, even in so called efficient markets.

    Nevertheless, I have confidence that if we keep adding reserves, growing production, controlling costs, and generating attractive investment opportunities, the market will treat us fairly.

    The very successful year recounted in this Annual Report is the result of the creative thought and hard work of a group of talented employees, supported by a very cooperative oil field service industry. I am grateful to each person who helped us "add economic value"--and had fun doing it--during 1996.

    I am also grateful for the support of all stockholders--profit-takers, profit-seekers, and long-term investors. It takes them all to make a market.


/s/ JOE

Joe B. Foster
February 17, 1997

       [PICTURE OF NEWFIELD MANAGEMENT GROUP REVIEWING DRILLING RESULTS.]

     The primary focus of Newfield's management group is to add economic value on a per share basis. Here David F. Schaible, William D. Schneider, Robert
     W. Waldrup, Terry W. Rathert and Joe B. Foster review drilling results from the Mississippi Canyon 357 #2 discovery.

1996 RESULTS - RECORD OPERATING PERFORMANCE

Newfield accomplished record increases in net income and cash flow in 1996, due primarily to a successful capital investment program and improved operating results. Measures of Newfield's 1996 performance can be highlighted as follows:

OIL AND GAS:
   PROVED RESERVES             UP 24%
   PRODUCTION                  UP 23%
   PRICE REALIZATIONS          UP 28%

   EARNINGS                    UP 137%
   OPERATING CASH FLOW         UP 66%

RESERVE REPLACEMENT - Newfield replaced 209% of its 1996 production with 118.6 Bcfe of new proved reserves; the fourth consecutive year of reserve replacement in excess of 200%. Proved reserves at the end of 1996 were 323.3 billion cubic feet of natural gas equivalent (Bcfe), up 24% from the prior year. During the year, Newfield was successful in 80% of its wells, including eight exploratory discoveries and 24 commercially productive development wells. The Company also completed several purchases of proved reserves with additional drilling potential. Capital expenditures for the year totaled $164 million, including $136 million for exploration and development and $28 million for the acquisition of proved properties. The results for 1996 reflect the continued success in this phase of Newfield's strategy to balance exploratory drilling and property acquisitions.

INCREASED PRODUCTION - Oil and gas production increased 23% during 1996 to a level of 56.7 Bcfe, up from 46.1 Bcfe in the previous year. On an equivalent basis, daily production grew from 126.4 million cubic feet of natural gas equivalent (MMcfe) to 154.8 MMcfe, primarily as a result of a full year's production at Vermilion Block 355 and in the Vermilion 306 Area. Additionally, production from completed drilling programs at Ewing Bank 947, South Timbalier 148 W/2 and Vermilion 308 and the acquisition of proved producing properties in the Ship Shoal 69 Field contributed in the second half of 1996.

LOW OPERATING COSTS - Newfield maintained its low operating cost structure with all-in costs (including lease operating, depreciation, depletion and amortization and G&A) of $1.56 per Mcfe. Historically, Newfield has been one of the lowest cost producers in the Gulf of Mexico. In a research report prepared by Donaldson, Lufkin & Jenrette in September 1996, Newfield ranked first in terms of the lowest five year historical operating costs, G&A expense, net interest expense and cash operating costs, and ranked second highest in operating cash flow, all measured on a per unit of production basis. The report compared the results of 16 publicly traded oil and gas companies, and is summarized on page 6.

HIGHER COMMODITY PRICES - Average oil and gas price realizations increased during 1996 to $20.89 per barrel and $2.32 per Mcf, up from the earlier year's levels of $17.23 per barrel and $1.75 per Mcf. Coupled with higher production levels, oil and gas revenues rose to $149 million, or $2.63 per Mcfe.

[PICTURE OF DRILLING AND PRODUCTION ENGINEERS DISCUSSING PLANS FOR SUBSEA COMPLETION.]

     Advanced technology plays an important role in all of Newfield's operations. A team of drilling and production engineers discuss plans for a subsea completion and tieback for the Mississippi Canyon 357 #2 wildcat discovery.

RECORD EARNINGS AND CASH FLOW - The impact of increased production and higher price realizations combined with a low cost operating structure resulted in record financial results during 1996. Net income was $38.5 million, or $1.03 per share, up 137% from 1995 when net income was $16.3 million, or $0.45 per share. Since Newfield's formation in 1989, the Company has generated retained earnings of $95 million. Operating cash flow before changes in working capital increased 66% from $75.6 million, or $2.09 per share in the previous year, to $125.2 million, or $3.37 per share in 1996. On a per unit basis, oil and gas revenues per Mcfe rose $0.58, and, of that amount, $0.57 per Mcfe was cash flow available for reinvestment in Newfield's capital expenditure programs.

CAPITAL PROGRAM

Newfield's strategy for growth is focused in the Gulf of Mexico and predicated upon the extensive application of 3-D seismic and other advanced technologies to a balanced program of exploratory drilling and proved property acquisitions. Three examples of the successful employment of this strategy are Ewing Bank 947, West Delta 152 and South Timbalier 148 W/2, where Newfield operated active drilling programs throughout most of 1996.

EWING BANK 947 - In November 1995, a platform rig installed at Ewing Bank 947 began a drilling program that included six wells. The well locations were identified using a 3-D seismic survey and included proved undeveloped, probable and exploratory targets. Five of the six wells were successful. When the platform rig was demobilized in late 1996, gross daily production rates increased significantly to levels in excess of 50 MMcfe, as shown in the chart on the right. Newfield acquired an initial 50% working interest in 1994, and subsequently increased its interest to 62% with the acquisition of other interests in the block.

WEST DELTA 152 - In January 1995, Newfield acquired its initial interest in the West Delta 152 Field, which included a 23% working interest in the proved reserves and a 34% interest in the exploratory potential. Subsequently, additional interests were acquired, farm-in acreage was obtained and the adjacent Mississippi Canyon Block 358 was awarded to the Company in the May 1995 Federal OCS Lease Sale. Newfield initiated a five well drilling program with a platform rig at West Delta 152 during the fourth quarter 1995. The wells were designed to test proved undeveloped, probable and exploratory objectives generated using a 3-D seismic survey. All five of the wells were commercially productive, including one exploratory and four development wells. The exploratory discovery, West Delta 152 A-14 ST#1, encountered 112 feet of gas pay, and was followed by a successful development well. The wells have been completed and placed on production at combined gross daily rates in excess of 45 MMcfe. Due to the success of the initial drilling and based upon additional seismic analysis, a second five well drilling program has been initiated and is expected to be completed in the second quarter 1997.

SOUTH TIMBALIER 148 W/2 - In late 1996, Newfield resumed its active program at South Timbalier 148 W/2. Platforms and facilities were installed at the "D" and "E" locations which permitted six wells, including four exploratory discoveries and a development well drilled during 1995, and a development well drilled in 1996, to be placed on production. The South Timbalier 148 D-4 well will be drilled and completed during 1997. To date, gross daily production rates have increased to over 55 MMcfe from four MMcfe.

EXPLORATION

The exploration component of Newfield's capital program included the drilling of 15 wildcats, eight of which were successful, for a 53% success ratio.

    In addition to the exploratory discovery drilled at West Delta 152, Newfield drilled discoveries at Ship Shoal 354, Mississippi Canyon 357, West Cameron 560/561 and in the Vermilion 306 Area.

SHIP SHOAL 354 - Newfield drilled the Ship Shoal 354 #1 wildcat in May 1996 to a total measured depth of 16,138 feet, encountering 141 feet of gas and condensate pay in three sands. Subsequently, the Ship


[EWING BANK 947 "A" PLATFORM WITH GRAPH SHOWING PRODUCTION INCREASES DURING
1996]


     During 1996, Newfield participated in 40 wells, including 8 wildcat discoveries and 24 commercially productive development wells, for an overall success ratio of 80%. Five of the six wells drilled at Ewing Bank 947 were successful and contribute to current gross production rates over 50 MMcfe per day.

Shoal 354 #2 delineation well was drilled, encountering 160 feet of gas and condensate pay in three sands. The water depth at this location is 463 feet. Construction of a four pile platform and facilities has begun with installation scheduled for the third quarter 1997. Initial production is expected January 1, 1998. Ship Shoal Block 354 was acquired in the May 1995 Federal OCS Lease Sale for $505,000 and Newfield's working interest is 48%.


MISSISSIPPI CANYON 357 - In connection with the evaluation of the West Delta 152 Field, Newfield recognized a prospect on the northwest flank of its salt dome. The Mississippi Canyon 357 #2 was the first test of the northwest flank of the West Delta 152 salt dome since the acquisition and interpretation of a modern 3-D seismic survey. The well was drilled in 445 feet of water with a semi-submersible drilling rig to a depth of 19,644 feet in November 1996, and encountered 100 feet of net pay. Newfield has started the design for a subsea completion to be tied back to the West Delta 152 platform. The estimated date of initial production is the fourth quarter 1997. The Company earned a 32% working interest in this acreage through a farm-in.

WEST CAMERON 560/561 - Newfield also farmed into West Cameron Blocks 560 and 561 and drilled two successful exploratory discoveries. The West Cameron 561 #3 well drilled to a total depth of 9,640 feet and found 135 feet of net pay. Subsequently, the Company drilled the West Cameron 560 #3 exploratory well and West Cameron 560 #4 development well. A used platform has been acquired and will be refurbished and installed in the third quarter 1997 with production expected to commence shortly thereafter.

    Newfield also participated in a successful three well exploratory drilling program in the Vermilion 306 Area. All three discoveries were placed on production in the first quarter 1996 with current gross daily rates of 10 MMcfe. Enron Oil & Gas Company is the operator and Newfield's working interest is 38%.

DEVELOPMENT

Newfield successfully drilled 24 of 25 development wells in 1996. In addition to the development activities discussed previously, Newfield conducted drilling programs at Vermilion 398, East Cameron 64, and Vermilion 308.

VERMILION 398 - Newfield began its development program at Vermilion 398 during 1996 when a four pile platform was installed in 377 feet of water and a platform rig was erected. Planned operations include the completion of two and sidetrack of one of the wells which were drilled by the previous operator and the drilling of one additional well. Preliminary results from the drilling of the new well confirm the Company's estimate of project reserves made at the time of the acquisition. Although the well found more gas pay and less oil pay than expected, peak field production rates on an oil equivalent basis are still expected to reach 3,000 barrels per day, net to the Company, in the third quarter 1997. Newfield owns an 85% working interest in this field.

EAST CAMERON 64 - A multi-well drilling program was

      [LOW COST OPERATING STRUCTURE CHART SHOWING NEWFIELD AS COMPARED TO INDUSTRY AVERAGES FOR LAST 5 YEARS FOR LEASE OPERATING AND G&A EXPENSE
               AND CASH FLOW, ON A PER UNIT OF PRODUCTION BASIS.]

     On a unit of production basis, Newfield has maintained one of the lowest cost structures in the industry. A low cost structure contributes to earnings and high levels of cash flow available for reinvestment. Source:
     Donaldson, Lufkin & Jenrette - September 1996 report comparing five year results for 16 publicly traded companies.

started in mid-1996 in the East Cameron 64 Field to test proved undeveloped, probable and exploratory targets. To date, three development wells have been drilled, one of which had a successful deeper exploratory target. Two additional wells are planned to be drilled in the second quarter 1997. As a result of the development drilling and extensive workover activities, daily gross production has more than doubled compared to 1995. Newfield is operator with an l8% working interest in the East Cameron 64 Field.

VERMILION 308 - During 1996, Newfield installed a four pile platform and deepened an existing well to establish production related to a 1995 exploratory discovery, the Vermilion 308 #3. Initial production began in the fourth quarter 1996, where Newfield earned an 85% working interest via farm-in.

ACQUISITIONS

An important source of new drilling opportunities is the acquisition of proved properties with exploratory potential or undeveloped acreage. Newfield pursues acquisitions through offerings in data rooms, making unsolicited offers and through negotiated transactions. In 1996, Newfield acquired interests in 12 offshore blocks in 5 fields and purchased an onshore South Louisiana field. Each of the properties has identified drilling prospects for 1997.

SHIP SHOAL 69 - Newfield purchased a 75% working interest in the Ship Shoal 69 Field in September 1996. At least six locations were identified at the time of acquisition to test proved undeveloped and probable reserve objectives. A two well drilling program began in the first quarter 1997. Upon completion of testing and further permitting, Newfield plans to drill at least one additional well in this field during 1997. Newfield is the operator of the Ship Shoal 69 Field.

EAST CAMERON 45/46 - Newfield has acquired a 77% working interest in East Cameron 45/46 in a series of transactions. The East Cameron 45/46 Field is adjacent to East Cameron 64, where Newfield is operator and is currently conducting a development program.

RAYNE FIELD - As part of a strategic decision to apply Newfield's geophysical and operating capabilities to an area with similar geologic characteristics, Newfield initiated activities in the Gulf Coast parishes of South Louisiana, and, in early 1996, acquired a 56% working interest in the Rayne Field. Cumulative production from the Rayne Field is over one trillion cubic feet of gas and 20 million barrels of condensate. Newfield is shooting a 3-D seismic survey to further evaluate deep drilling opportunities for 1997 and beyond.

LEASE SALES

Newfield participated in the Gulf of Mexico Federal OCS Lease Sales in 1996. In May 1996, Newfield was awarded two tracts at the Central Gulf of Mexico Sale. At the Western Gulf of Mexico Lease Sale in September, Newfield was the winning bidder on three blocks. The total amount paid for the blocks awarded to Newfield during 1996 was $1.4 million. The Company intends to drill on at least two of these blocks during 1997.

     [PICTURE OF OFFSHORE PLATFORM AND NEWFIELD EMPLOYEES AT WORKSTATION.]

     The continual generation of new opportunities is crucial to adding value at Newfield. The use of 3-D seismic and other advanced technologies is extensive on projects such as Vermilion Block 308 where production commenced during 1996 from a 1995 discovery.

OPERATIONS

The Company has a significant presence as an operator in the Gulf of Mexico. Based upon a survey completed in January 1997 by the James K. Dodson Company, Newfield ranked as the eighth most active driller in the Gulf of Mexico in 1996. During the third quarter, which was the most active point in the Company's 1996 capital program, Newfield was the third most active driller in the Gulf of Mexico, ranked only behind Shell and Chevron. In terms of gross operated production on the Outer Continental Shelf of the Gulf of Mexico, the Company ranked 18th, and, excluding major oils, sixth, based upon publicly available figures for the third quarter 1996. Newfield currently operates in excess of 90% of its total equivalent production and owns interests in 59 platforms and 18 pipelines. The Company managed more than $285 million of gross capital expenditures and had under contract, on average, 4.7 drilling and completion rigs during 1996.

       ADDING VALUE PER SHARE IN 1996

                                 1996      1995
                                 ----      ----
RESERVES AT BEGINNING OF YEAR,  261.4     205.6
BCFE
RESERVE ADDITIONS, BCFE         118.6     101.9
PRODUCTION, BCFE                (56.7)    (46.1)
RESERVES AT END OF YEAR, BCFE   323.3     261.4
AVG. SHARES OUTSTANDING, MM      37.2      36.2
RESERVES PER SHARE, MCFE         8.69      7.22
PERCENT INCREASE                  20%

In 1996, Newfield continued to add value for its shareholders as measured by the 20% increase in net reserves per share from the prior year-end. As a result of the balanced capital investment in exploration, development and acquisition activities during 1996, the Company increased proved reserves by 24% to 323 Bcfe, replacing 209% of production.


SECURITIES AND EXCHANGE COMMISSION FORM 10-K INFORMATION

The following pages include information required to be filed with the Securities and Exchange Commission on Form 10-K and are incorporated by reference in the Company's filing of its Form 10-K.

         [MAP OF GULF OF MEXICO REGION SHOWING NEWFIELD'S ASSET BASE.]

     Newfield is a significant operator in the Gulf of Mexico with a large inventory of drillable prospects. The Company's focused strategy includes a balance between exploration and acquisitions, control of operations for a low cost structure and the application of 3-D seismic and other advanced technology.

FINANCIAL SECTION CONTENTS


Five-Year Financial and Reserve Data  . . . . . . . . . . . . . . . . . . . . . . . . . .  11

Management's Discussion and Analysis  . . . . . . . . . . . . . . . . . . . . . . . . . .  12

Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

Statement of Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

Statement of Stockholders' Equity . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

Statement of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                 SELECTED FIVE-YEAR FINANCIAL AND RESERVE DATA

         The following table sets forth selected financial and reserve data regarding the Company as of and for each of the periods indicated. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's financial statements and notes thereto and supplementary financial information, which follow.


                                                                              YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------------------------------
                                                         1996           1995          1994          1993         1992
                                                      -----------   -----------   -----------   -----------   ----------
INCOME STATEMENT DATA:
     (in thousands, except per share data)
   Oil and gas revenues . . . . . . . . . .           $   149,256   $    94,598   $    69,728   $    60,178   $   41,427
                                                      -----------   -----------   -----------   -----------   ----------
   Operating expenses:
     Lease operating    . . . . . . . . . .                16,946        14,227         9,555         7,096        4,151
     Depreciation, depletion and amortization              64,026        49,904        34,118        25,116       18,709
     General and administrative, net  . . .                 7,552         5,549         3,802         3,709        1,956
     Stock compensation (1)   . . . . . . .                 1,943           692         1,084         3,235          ---
                                                      -----------   -----------   -----------   -----------   ----------
       Total operating expenses   . . . . .           $    90,467   $    70,372   $    48,559   $    39,156   $   24,816
                                                      -----------   -----------   -----------   -----------   ----------

   Income from operations . . . . . . . . .           $    58,789   $    24,226   $    21,169   $    21,022   $   16,611

   Interest income, net . . . . . . . . . .                   497           780         1,379           759          423
                                                      -----------   -----------   -----------   -----------   ----------
   Income before income taxes . . . . . . .           $    59,286   $    25,006   $    22,548   $    21,781   $   17,034
   Income tax provision . . . . . . . . . .                20,792         8,742         8,108         7,753        5,787
                                                      -----------   -----------   -----------   -----------   ----------

   Net income   . . . . . . . . . . . . . .           $    38,494   $    16,264   $    14,440   $    14,028   $   11,247
                                                      ===========   ===========   ===========   ===========   ==========

   Earnings per common share  . . . . . . .           $      1.03   $      0.45   $      0.40   $      0.49   $     0.42
                                                      ===========   ===========   ===========   ===========   ==========

   Weighted average number of shares
     outstanding    . . . . . . . . . . . .                37,203        36,193        35,910        28,694       26,484

CASH FLOW DATA:
   (in thousands of dollars)
   Net cash provided by operating
     activities before changes in operating
     assets and liabilities   . . . . . . .           $   125,226   $    75,613   $    57,535   $    48,024   $   35,543
   Net cash provided by operating activities              127,494        67,640        68,121        38,569       30,980
   Net cash used in investing activities  .              (159,537)      (99,329)     (123,619)      (41,382)     (34,365)
   Net cash provided by financing activities               32,800        33,810           865        57,482       11,499

BALANCE SHEET DATA (AT END OF PERIOD):
     (in thousands of dollars)
   Working capital  . . . . . . . . . . . .           $    11,436   $    11,235   $    10,987   $    70,268   $    8,196
   Oil and gas properties, net  . . . . . .               328,615       228,509       173,924        91,136       74,952
   Total assets . . . . . . . . . . . . . .               395,938       277,406       215,557       183,683       95,988
   Long-term debt and capital lease obligations,
     less current maturities    . . . . . .                60,000        25,152           555           446          399
   Stockholders' equity   . . . . . . . . .               239,902       193,571       169,491       152,845       77,934

RESERVE DATA (AT END OF PERIOD)(2):
   Proved Reserves:
     Oil and condensate (MBbls) . . . . . .                13,659         9,633         8,610         6,414        4,443
     Gas (MMcf) . . . . . . . . . . . . . .               241,385       203,580       153,967       102,261       70,375
     Total proved reserves (MMcfe)  . . . .               323,339       261,378       205,627       140,745       97,033
   Present value of estimated future pre-tax
     net cash flows (in thousands)  . . . .           $   859,817   $   364,879   $   230,594   $   159,155   $  149,660

------------------------
(1) Stock compensation for 1996, 1995 and 1994 represents noncash stock compensation charges. Stock compensation for 1993 represents compensation expense equal to the amount by which the initial public offering price of $8.75 per share exceeded the exercise price of stock appreciation rights granted pursuant to the Company's 1989 Stock Option Plan and certain other
     noncash stock compensation charges.   See Note 6 to the Company's
     financial statements.

(2) The reserve data at December 31, 1993 includes 470 MBbls of oil and condensate, 7,270 MMcf of gas and $10.6 million of present value of estimated future pre-tax net cash flows attributable to the Company's reversionary interests in certain properties that were included for the first time in 1993.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following discussion is intended to assist in an understanding of the Company's financial position and results of operations for each year of the three-year period ended December 31, 1996. The Company's financial statements and the notes thereto which follow contain detailed information that should be referred to in conjunction with the following discussion.


GENERAL

         As an independent oil and gas producer, the Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for natural gas, oil and condensate, which are dependent upon numerous factors beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been very volatile and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future. A substantial or extended decline in oil and gas prices could have a material adverse effect on the Company's financial position, results of operations, cash flows, quantities of oil and gas reserves that may be economically produced and access to capital.

         From time to time, the Company has utilized hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow, as well as to reduce its exposure to price fluctuations. See "Liquidity and Capital Resources."

         The Company has not in the past, and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain earnings, if any, for the future operation and development of its business. In addition, the payment of dividends is restricted by the terms of the Company's credit facility.

         The Company uses the full cost method of accounting for its oil and gas properties. Under this method, all acquisition, exploration and development costs, including certain related employee costs (less any joint interest reimbursements for such costs) incurred for the purpose of acquiring and finding oil and gas reserves are capitalized in a "full cost pool" as incurred. The Company records depletion of its full cost pool using the unit-of-production method and uses its internal estimates of proved quantities of oil and gas reserves for financial accounting matters. To the extent that capitalized costs in the full cost pool (net of depreciation, depletion and amortization and related deferred taxes) exceed the present value (using a 10% discount rate) of estimated future net after-tax cash flows from proved oil and gas reserves, such excess costs are charged to operations. Once incurred, a write-down of oil and gas properties is not reversible at a later date even if oil or gas prices increase.

         In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " ("FAS 121"). As the Company utilizes the full cost method of accounting for its exploration and development costs, it is required to calculate impairment losses for its oil and gas properties using a cost center ceiling specified by the Securities and Exchange Commission regulations for full cost companies.
The adoption of FAS 121 does not have an impact on the Company's financial position or results of operations.

         In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which encourages, but does not require, all entities to record compensation expense on all stock-based compensation plans based upon fair value. The Company continues to account for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with FAS 123 the Company has disclosed pro forma net income and earnings per share as if the fair value-based method of accounting had been applied. See Note 6 to the Company's financial statements.


RESULTS OF OPERATIONS

         The following table sets forth certain operating information with respect to the oil and gas operations of the Company.

                                                                                   YEAR ENDED DECEMBER 31,
                                                                              --------------------------------
                                                                                 1996         1995        1994
                                                                              -------     --------     -------
Production:
Oil and condensate (MBbls)  . . . . . . . . . . . . . . . . . . . . . . .       2,558        2,071       1,394
Gas (MMcf)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      41,323       33,719      24,267
Total production (MMcfe)  . . . . . . . . . . . . . . . . . . . . . . . .      56,670       46,145      32,631

Average Realized Price:
Oil and condensate (per Bbl)  . . . . . . . . . . . . . . . . . . . . . .     $ 20.89     $  17.23     $ 15.73
Gas (per Mcf) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2.32         1.75        1.97

Average Costs (per Mcfe):
Lease operating . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  0.30     $   0.31     $  0.29
Depreciation, depletion and amortization  . . . . . . . . . . . . . . . .        1.13         1.08        1.05
General and administrative, net . . . . . . . . . . . . . . . . . . . . .        0.13         0.12        0.12


1996 COMPARED TO 1995

         PRODUCTION. Net production increased 23%, from 46.1 billion cubic feet of natural gas equivalent ("Bcfe") for 1995, to 56.7 Bcfe for 1996. Oil and condensate production for 1996 increased 487 thousand barrels ("MBbls"), or 24%, compared to 1995. Increased oil production for 1996 was due primarily to production increases at Eugene Island 182, Ship Shoal 157 and the acquisition of Ship Shoal 69 in the third quarter of 1996. Gas production increased by 7.6 billion cubic feet ("Bcf"), or 23%, from 33.7 Bcf for 1995 to 41.3 Bcf for 1996. Increased gas production was due to production increases at Eugene Island 251/262 and production from wells drilled and placed on production at Vermilion 355 and Vermilion 297 during the fourth quarter of 1995 and the first quarter of 1996, respectively. These increases were partially offset by natural production decline on other properties of the Company.

         OIL AND GAS REVENUES. Oil and gas revenues for 1996 increased by $54.7 million, or 58%, compared to 1995, primarily as a result of increased oil and gas production and increased oil and gas prices. The average realized price of oil and condensate increased by 21% and the average realized price of natural gas increased by 33%.

         For the year ended December 31, 1996, the average realized gas price was $2.32 per thousand cubic feet ("Mcf"), which, as a result of hedging activities, was 86% of the $2.70 per Mcf average gas sales price that would have otherwise been received. For the year ended December 31, 1995, the average realized gas price was $1.75 per Mcf, which as a result of hedging activities, was 105% of the $1.67 per Mcf average gas sales price that would have otherwise been received. For 1996, the average realized oil and condensate price was $20.89, which, as a result of hedging activities, was 99% of the $21.15 per barrel average oil and condensate sales price that would have
otherwise been received.   Oil hedging activities for 1995 had a negligible
impact on oil and condensate revenues. During 1996, approximately 54% of the Company's equivalent production was subject to hedge positions as compared to 42% in 1995.

         LEASE OPERATING EXPENSE. Lease operating expense for 1996 increased to $16.9 million from $14.2 million for 1995. Despite a general increase in costs in the oil service industry, lease operating expense per Mcf equivalent ("Mcfe") decreased from $0.31 for 1995, to $0.30 for 1996. The decrease in lease operating expense per unit is primarily attributable to higher production volumes.

         DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE. During 1996, depreciation, depletion and amortization expense increased to $64.0 million from $49.9 million for 1995. The increase was the result of an increased depletion rate per Mcfe and production increases from acquisitions and exploratory and development drilling activities during 1996. The depletion rate per unit for 1996 increased to $1.13 per Mcfe from $1.08 per Mcfe for 1995. The increase in the depletion rate per unit is primarily attributable to higher cost reserve additions associated with proved properties the Company acquired in 1996.

         GENERAL AND ADMINISTRATIVE EXPENSE, NET. General and administrative expense, which is net of overhead reimbursements received by the Company from other working interest owners, increased to $7.6 million, or $0.13 per Mcfe, for 1996 as compared to $5.5 million, or $0.12 per Mcfe, for 1995. Performance based compensation, as a component of general and administrative expense, increased from $2.4 million, or $0.05 per Mcfe, for 1995, to $4.9 million, or $0.09 per Mcfe, for 1996. Direct costs associated with staff increases during 1996 were offset to a significant extent by joint interest reimbursements. To the extent that the Company continues to grow and increase its ownership in certain properties, the Company expects general and administrative expenses, in the aggregate, to continue to increase.

         STOCK COMPENSATION EXPENSE. Stock compensation expense increased by $1.3 million during 1996 due to the amortization of additional noncash compensation expense associated with 246,000 shares of restricted stock that were granted in 1996 to employees and 10,000 shares of restricted stock that were granted to non-employee Directors.

         NET INCOME. As a result of the foregoing, the Company had net income of $38.5 million or $1.03 for 1996, as compared to $16.3 million or $0.45 per share for 1995.

1995 COMPARED TO 1994

         PRODUCTION.  Net production increased 41%, from 32.6 Bcfe in 1994 to
46.1 Bcfe for 1995. During 1995, gas production increased by 9.5 Bcf, or 39%, to 33.7 Bcf from 24.3 Bcf for the year 1994. Increased gas production was due to production increases at Eugene Island 182, the acquisition of South Timbalier 100 in the second quarter of 1995, and wells drilled and placed on production during the first quarter of 1995 at Eugene Island 251/262, Main Pass 255/259 and Vermillion 288. These increases were partially offset by natural production decline on other properties of the Company. Oil and condensate production for 1995 increased 677 MBbls, or 49%, compared to 1994. Increased oil and condensate production for 1995 was due primarily to initial production in 1995 following development drilling during 1994 at Eugene Island 182 and Eugene Island 251/262.

         OIL AND GAS REVENUES. Oil and gas revenues for 1995 increased by $24.9 million, or 36%, compared to 1994. The increase was primarily the result of increased oil and gas production and increased oil and condensate prices, partially offset by a decrease in gas prices. The average realized price of oil and condensate increased by 10% and the average realized price of natural gas decreased by 11%.

         As a result of hedging activities for gas production for 1995, the Company realized an average gas price of $1.75 per Mcf, or 105% of the $1.67 per Mcf average gas sales price that otherwise would have been received. For 1994, the average realized gas price was $1.97, which, as a result of hedging activities, was 102% of the $1.94 per Mcf average gas sales price that would have otherwise been received. The hedging activities for oil and condensate production for 1995 had a negligible impact on oil and condensate revenues. There were no hedging activities for oil and condensate production in 1994. During 1995, approximately 42% of the Company's equivalent production was subject to hedge positions as compared to 16% in 1994.

         LEASE OPERATING EXPENSE. Lease operating expense for 1995 increased $4.6 million to $14.2 million from $9.6 million for 1994. Lease operating expense per Mcfe increased from $0.29 for 1994 to $0.31 for 1995. Both increases are primarily attributable to lease operating costs associated with properties the Company acquired during the first half of 1995, with the increase per Mcfe partially offset by higher production volumes.

         DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE. In 1995, depreciation, depletion and amortization expense increased to $49.9 million from $34.1 million in 1994. The increase is attributable to an increased depletion rate per Mcfe and increased production volumes in 1995 as compared to 1994. The depletion rate for 1995 increased to $1.08 per Mcfe from $1.05 per Mcfe for 1994.

         GENERAL AND ADMINISTRATIVE EXPENSE, NET. General and administrative expense, which is net of overhead reimbursements received by the Company from other working interest owners, increased to $5.5 million for 1995 as compared to $3.8 million for 1994. Direct costs associated with staff increases since the end of 1994 were offset to a significant extent by program and joint interest reimbursements.

         NET INCOME. As a result of the foregoing, the Company had net income of $16.3 million, or $0.45 per share, for 1995, an increase of $1.8 million compared to $14.4 million, or $0.40 per share, for 1994.


LIQUIDITY AND CAPITAL RESOURCES

         The Company had $11.4 million of working capital at December 31, 1996 compared to $11.2 million at December 31, 1995. Historically, the Company has funded its oil and gas activities through cash flow from operations, equity capital from private and public sources and bank borrowings.

         From time to time, the Company has utilized hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow, as well as to reduce its exposure to price fluctuations. While the use of these hedging arrangements limits the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. All of the Company's hedging transactions to date were carried out in the over-the-counter market and the obligations of the counterparties have been guaranteed by entities with at least an investment grade rating or secured by letters of credit. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in oil and gas revenues when the hedged productionis delivered.

The following is a summary of the Company's natural gas hedge positions as of January 1, 1997.

                                                   MONTHLY
                                                   VOLUME                  WEIGHTED AVERAGE
                     PERIOD                        IN Bcf           SALES POINT PRICE PER Mcf (1)
           -----------------------                --------      --------------------------------
                                                                                   COLLAR
                                                                             -------------------
                                                                    SWAP       FLOOR     CEILING
                                                                 ---------   --------   ---------
         January 1997 - March 1997
            Price Swap Contracts                   1.30          $    2.36        -            -
            Cashless Collar Contracts              1.25                -     $   2.22    $    2.67
            Cashless Collar Contracts              1.30                -     $   2.76    $    3.25

         April 1997 - June 1997
            Price Swap Contracts                   0.80          $    2.08        -            -

-------------------------------
  (1) Price per Mcf is based upon the average energy content of the Company's gas production for the twelve months ended December 31, 1996.


         These gas hedging transactions are settled based on reported sales prices of natural gas delivered into those pipelines at the physical locations where the Company sells its production (the "Sales Point Price"). Because substantially all of the Company's natural gas production is sold under spot contracts that reference to the Sales Point Price, the Company has no basis risk with respect to these transactions. See Note 2 to the Company's financial statements.

         The Company maintains a $125 million reserve-based revolving credit facility with the Chase Manhattan Bank, N.A., as agent. The credit agreement provides for a revolving credit period through June 30, 1998, at which time the aggregate loans outstanding under the credit agreement convert to a term loan with quarterly maturities through June 30, 2001. As of December 31, 1996, the borrowing base was $125 million, of which $60 million was outstanding.

         The Company's net cash flow from operations for 1996 was $127.5 million compared to $67.6 million for 1995. Net cash flow from operations before changes in operating assets and liabilities for 1996 was $125.2 million compared to $75.6 million for 1995. The year-to-year increase in net cash flow from operations before changes in operating assets and liabilities is primarily attributable to increases in oil and gas production and higher average realized natural gas and oil prices, partially offset by higher operating expenses.

         Capital expenditures for 1996 were $163.8 million, consisting of $49.3 million for exploration, $80.3 million for development and $34.2 million for acquisitions of properties. The Company's exploration capital expenditure budget for 1997 is approximately $67 million. Primarily as a result of the Company's successful exploratory wells drilled in 1996, 16% of the Company's proved reserves at December 31, 1996 were proved undeveloped. The Company has budgeted approximately $81 million in 1997 for development drilling and construction expenditures for platforms, facilities and pipelines. No significant abandonment or dismantlement costs are anticipated during 1997.
The Company continues to pursue attractive acquisition opportunities. The timing and size of any acquisition and the associated capital commitments are unpredictable.

         Actual levels of capital expenditures may vary significantly due to many factors, including drilling results, oil and gas prices, industry conditions, the prices of goods and services and the extent to which proved properties are acquired. The Company anticipates that capital expenditures will be funded principally from cash flow from operations, working capital and bank borrowings. During 1996, the Company borrowed $281 million and repaid $251 million under the credit facility. The Company anticipates additional borrowings under this facility during 1997.

         To cover the various obligations of lessees on the Outer Continental Shelf (the "OCS"), the United States Department of the Interior Minerals Management Service (the "MMS") generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases. Additionally, the MMS may require operators in the OCS to post supplemental bonds in excess of lease and area wide bonds to assure that abandonment obligations on specific properties will be met. The Company is currently exempt from the supplemental bonding requirements of the MMS. Under certain circumstances, the MMS may require any Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations.

         The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment. The Company believes its current operations are in material compliance with current environmental laws and regulations. There can be no assurance, however, that current regulatory requirements will not change, currently unforeseen environmental incidents will not occur or past non-compliance with environmental laws will not be discovered.

         The Company has been named as a defendant in certain lawsuits arising in the ordinary course of business. While the outcome of these lawsuits cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

                   MANAGEMENT REPORT ON FINANCIAL STATEMENTS



         The Management of Newfield Exploration Company is responsible for the preparation and integrity of all information contained in this Annual Report. The financial statements and other financial information are prepared in accordance with generally accepted accounting principles and, accordingly, include certain informed judgments and estimates of management. The Company's independent public accountants have audited the financial statements as described in their report which follows.

         Management maintains a system of internal accounting and managerial controls which are designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable for financial statement preparation.

         An Audit Committee of the Board of Directors, consisting of directors who are not employees of the Company, meets periodically with management and the independent public accountants to obtain assurances as to the integrity of the Company's accounting and financial reporting and to affirm the adequacy of the system of accounting and managerial controls in place. The independent accountants have full, free and separate access to the Audit Committee to discuss all appropriate matters.

         We believe that the Company's policies and system of accounting and managerial controls reasonably assure the integrity of the information in the financial statements and in the other sections of this Annual Report.



/s/ JOE B. FOSTER                                    /s/ TERRY W. RATHERT

Joe B. Foster                                        Terry W. Rathert
Chairman of the Board, President                     Vice President, Chief
  and Chief Executive Officer                          Financial Officer and
                                                       Secretary

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Stockholders and Board of Directors of Newfield Exploration Company:

         We have audited the accompanying balance sheets of Newfield Exploration Company as of December 31, 1996 and 1995, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newfield Exploration Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND L.L.P.

Coopers & Lybrand L.L.P.

Houston, Texas
February 11, 1997

                          NEWFIELD EXPLORATION COMPANY
                                 BALANCE SHEET
                  (In thousands of dollars, except share data)

                                                                                           DECEMBER 31,
                                                                                  ---------------------------
                                                                                     1996              1995
                                                                                  ---------         ---------
                         ASSETS
                         ------

Current assets:
  Cash and cash equivalents   . . . . . . . . . . . . . . . . . . . . . . . .     $  13,290         $  12,533
  Accounts receivable - oil and gas   . . . . . . . . . . . . . . . . . . . .        46,814            25,332
  Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,179             4,952
                                                                                  ---------         ---------
    Total current assets  . . . . . . . . . . . . . . . . . . . . . . . . . .        61,283            42,817
                                                                                  ---------         ---------

Oil and gas properties (full cost method, of which $55,305
  at December 31, 1996 and $19,517 at December 31, 1995
  were excluded from amortization)  . . . . . . . . . . . . . . . . . . . . .       526,680           362,857
Furniture, fixtures and equipment . . . . . . . . . . . . . . . . . . . . . .         2,496             1,806
Less - accumulated depreciation, depletion and amortization . . . . . . . . .      (199,161)         (135,148)
                                                                                  ---------         ---------
                                                                                    330,015           229,515
                                                                                  ---------         ---------
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         4,640             5,074
                                                                                  ---------         ---------
    Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 395,938         $ 277,406
                                                                                  =========         =========

  LIABILITIES AND STOCKHOLDERS' EQUITY
  ------------------------------------

Current liabilities:
  Accounts payable and accrued liabilities  . . . . . . . . . . . . . . . . .     $  46,072         $  24,487
  Advances from joint owners  . . . . . . . . . . . . . . . . . . . . . . . .         3,612             1,673
  Current maturities of capital lease obligations   . . . . . . . . . . . . .           163               422
  Current maturities of long-term debt  . . . . . . . . . . . . . . . . . . .           ---             5,000
                                                                                  ---------         ---------
    Total current liabilities   . . . . . . . . . . . . . . . . . . . . . . .        49,847            31,582
                                                                                  ---------         ---------

Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2,048             1,060
Long-term capital lease obligations . . . . . . . . . . . . . . . . . . . . .           ---               152
Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        60,000            25,000
Deferred taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        44,141            26,041
                                                                                  ---------         ---------
    Total long-term liabilities   . . . . . . . . . . . . . . . . . . . . . .       106,189            52,253
                                                                                  ---------         ---------
Commitments and contingencies (Note 5)  . . . . . . . . . . . . . . . . . . .           ---               ---
Stockholders' equity:
  Preferred stock ($0.01 par value, 5,000,000 shares authorized;
    no shares issued)   . . . . . . . . . . . . . . . . . . . . . . . . . . .           ---               ---
  Common stock ($0.01 par value, 50,000,000 shares authorized;
    35,243,040 and 34,354,844 shares issued and outstanding
    at December 31, 1996 and December 31, 1995, respectively)   . . . . . . .           352               343
  Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . . . . .       147,291           137,830
  Unearned compensation   . . . . . . . . . . . . . . . . . . . . . . . . . .        (2,746)           (1,113)
  Retained earnings   . . . . . . . . . . . . . . . . . . . . . . . . . . . .        95,005            56,511
                                                                                  ---------         ---------
    Total stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . .       239,902           193,571
                                                                                  ---------         ---------
    Total liabilities and stockholders' equity  . . . . . . . . . . . . . . .     $ 395,938         $ 277,406
                                                                                  =========         =========


      The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY
                              STATEMENT OF INCOME
                (In thousands, except share and per share data)




                                                                                YEAR ENDED DECEMBER 31,
                                                                        ----------------------------------------
                                                                           1996           1995          1994
                                                                        ----------     ----------     ----------
Oil and gas revenues  . . . . . . . . . . . . . . . . . . . . . . .     $ 149,256      $  94,598      $  69,728
                                                                        ---------      ---------      ---------

Operating expenses:
    Lease operating   . . . . . . . . . . . . . . . . . . . . . . .        16,946         14,227          9,555
    Depreciation, depletion and amortization  . . . . . . . . . . .        64,026         49,904         34,118
    General and administrative, net   . . . . . . . . . . . . . . .         7,552          5,549          3,802
    Stock compensation  . . . . . . . . . . . . . . . . . . . . . .         1,943            692          1,084
                                                                        ---------      ---------      ---------
         Total operating expenses . . . . . . . . . . . . . . . . .        90,467         70,372         48,559
                                                                        ---------      ---------      ---------

Income from operations  . . . . . . . . . . . . . . . . . . . . . .        58,789         24,226         21,169

Other income (expenses):
    Interest income   . . . . . . . . . . . . . . . . . . . . . . .           917            988          1,742
    Interest expense, net   . . . . . . . . . . . . . . . . . . . .          (420)          (208)          (363)
                                                                        ---------      ---------      ---------
                                                                              497            780          1,379
                                                                        ---------      ---------      ---------

Income before income taxes  . . . . . . . . . . . . . . . . . . . .        59,286         25,006         22,548

Income tax provision:
    Current   . . . . . . . . . . . . . . . . . . . . . . . . . . .            29             21            453
    Deferred  . . . . . . . . . . . . . . . . . . . . . . . . . . .        20,763          8,721          7,655
                                                                        ---------      ---------      ---------
                                                                           20,792          8,742          8,108
                                                                        ---------      ---------      ---------
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  38,494      $  16,264      $  14,440
                                                                        =========      =========      =========

Earnings per common share . . . . . . . . . . . . . . . . . . . . .     $    1.03      $    0.45      $    0.40
                                                                        =========      =========      =========

Weighted average number of shares and common stock
equivalents outstanding . . . . . . . . . . . . . . . . . . . . . .    37,202,545     36,193,102     35,910,348
                                                                       ==========     ==========     ==========





   The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY
                       STATEMENT OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                       (In thousands, except share data)





                                                                                              UNREALIZED GAIN (LOSS)
                                           COMMON STOCK      ADDITIONAL                          ON INVESTMENT         TOTAL
                                        ------------------    PAID-IN     UNEARNED    RETAINED     SECURITIES        STOCKHOLDERS
                                         SHARES     AMOUNT    CAPITAL   COMPENSATION  EARNINGS   AVAILABLE FOR SALE     EQUITY
                                        ---------   ------   ---------  ------------  --------   ------------------   -----------
Balance, December 31, 1993  . . . .     33,098,710  $  331   $ 129,579   $  (2,872)  $  25,807                        $  152,845
Issuance of common stock
  for cash, net of offering costs .        233,650       2       1,139                                                     1,141
Amortization of stock
  compensation  . . . . . . . . . .                                          1,084                                         1,084
Unrealized loss on investment
  securities available for sale
  ($30 loss, net of deferred income
  taxes of $11) . . . . . . . . . .                                                                $   (19)                  (19)
Net income      . . . . . . . . . .                                                     14,440                            14,440
                                        ----------  ------   ---------  ------------  --------     -------            -----------

Balance, December 31, 1994  . . . .     33,332,360     333     130,718      (1,788)     40,247         (19)              169,491
Issuance of common stock
  for cash, net of offering costs .      1,016,484      10       4,333                                                     4,343
Issuance of restricted stock, less
  amortization of $33 . . . . . . .          6,000                  80         (47)                                           33
Cancellation of stock options . . .                                (63)         17                                           (46)
Amortization of stock
  compensation  . . . . . . . . . .                                            705                                           705
Adjustment to unrealized loss
  on investment securities
  available for sale  . . . . . . .                                                                     19                    19
Tax benefit from exercise
  of stock options (Note 6) . . . .                              2,762                                                     2,762
Net income      . . . . . . . . . .                                                     16,264                            16,264
                                        ----------  ------   ---------  ------------  --------     -------            -----------

Balance, December 31, 1995  . . . .     34,354,844     343     137,830      (1,113)     56,511         ---               193,571
Issuance of common stock
  for cash      . . . . . . . . . .        632,196       6       3,204                                                     3,210
Issuance of restricted stock, less
  amortization of $1,441  . . . . .        256,000       3       3,601      (2,163)                                        1,441
Cancellation of stock options . . .                                (28)          3                                           (25)
Amortization of stock
  compensation  . . . . . . . . . .                                            527                                           527
Tax benefit from exercise
  of stock options (Note 6) . . . .                              2,684                                                     2,684
Net income      . . . . . . . . . .                                                     38,494                            38,494
                                        ----------   -----   ---------   ----------  ---------    --------            ----------

Balance, December 31, 1996  . . . .     35,243,040   $ 352   $ 147,291   $  (2,746)  $  95,005    $    ---            $  239,902
                                        ==========   =====   =========   ==========  =========    ========            ==========





   The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY
                            STATEMENT OF CASH FLOWS
                                 (In thousands)


                                                                                YEAR ENDED DECEMBER 31,
                                                                    ------------------------------------------
                                                                        1996            1995            1994
                                                                    ----------      ----------      ----------

Cash flows from operating activities:
  Net Income  . . . . . . . . . . . . . . . . . . . . . . . . .     $   38,494      $   16,264      $  14,440

Adjustments to reconcile net income to net cash provided
  by operating activities:
     Depreciation, depletion and amortization . . . . . . . . .         64,026          49,904         34,118
     Deferred taxes . . . . . . . . . . . . . . . . . . . . . .         20,763           8,721          7,655
     Stock compensation . . . . . . . . . . . . . . . . . . . .          1,943             692          1,084
     Realized loss on sale of investment securities . . . . . .          ---                32            238
                                                                    ----------      ----------      ---------
                                                                       125,226          75,613         57,535
  Changes in assets and liabilities:
     (Increase) decrease in accounts receivable,
         oil and gas  . . . . . . . . . . . . . . . . . . . . .        (21,418)         (8,859)         5,425
     (Increase) decrease in other current assets  . . . . . . .          3,793            (307)         1,218
     (Increase) decrease in other assets  . . . . . . . . . . .            443             (24)        (1,226)
     Increase in accounts payable
         and accrued liabilities  . . . . . . . . . . . . . . .         16,523           4,275            718
     Increase (decrease) in advances from  joint owners   . . .          1,939          (3,194)         4,357
     Increase in other liabilities  . . . . . . . . . . . . . .            988             136             94
                                                                    ----------      ----------      ---------

           Net cash provided by operating activities  . . . . .        127,494          67,640         68,121
                                                                    ----------      ----------      ---------

Cash flows from investing activities:
  Additions to oil and gas properties   . . . . . . . . . . . .       (158,834)       (106,957)      (114,892)
  Additions to furniture, fixtures and equipment  . . . . . . .           (703)           (599)          (229)
  Purchases of investment securities  . . . . . . . . . . . . .          ---             ---          (40,997)
  Sales of investment securities  . . . . . . . . . . . . . . .          ---             8,227         32,499
                                                                    ----------      ----------      ---------

           Net cash used in investing activities  . . . . . . .       (159,537)        (99,329)      (123,619)
                                                                    ----------      ----------      ---------

Cash flows from financing activities:
  Proceeds from borrowings  . . . . . . . . . . . . . . . . . .        281,000          96,000          ---
  Repayments of borrowings  . . . . . . . . . . . . . . . . . .       (251,000)        (66,000)         ---
  Proceeds from issuances of common stock, net  . . . . . . . .          3,210           4,343          1,141
  Payments on capital lease obligations   . . . . . . . . . . .           (410)           (533)          (276)
                                                                    ----------      ----------      ---------

           Net cash provided by financing activities  . . . . .         32,800          33,810            865
                                                                    ----------      ----------      ---------

Increase (decrease) in cash and cash equivalents  . . . . . . .            757           2,121        (54,633)
Cash and cash equivalents, beginning of period  . . . . . . . .         12,533          10,412         65,045
                                                                    ----------      ----------      ---------
Cash and cash equivalents, end  of period . . . . . . . . . . .     $   13,290      $   12,533      $  10,412
                                                                    ==========      ==========      =========




   The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY
                         NOTES TO FINANCIAL STATEMENTS


1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         These financial statements include the accounts of Newfield Exploration Company (the "Company"), a Delaware corporation, which was formed on December 5, 1988 to conduct offshore oil and gas exploration and drilling and development operations in the Gulf of Mexico. As an independent oil and gas producer, the Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for natural gas, oil and condensate, which are dependent upon numerous factors beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been very volatile, as evidenced by the recent volatility of gas prices, and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future. A substantial or extended decline in oil and gas prices could have a material adverse effect on the Company's financial position, results of operations, cash flows, quantities of oil and gas reserves that may be economically produced and access to capital.

Reclassifications and Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). The Company's most significant financial estimates are based on remaining proved oil and gas reserves (see Supplementary Oil and Gas Disclosures included in Supplementary Financial Information). Actual results could differ from these estimates. Certain reclassifications for prior years have been made to conform with the current year presentation.

Common Stock Split

         On December 1, 1996 the Company's Board of Directors declared a two-for-one split of its outstanding common stock to stockholders of record on December 16, 1996. The stated par value per share of common stock was not changed from $0.01. These financial statements and notes thereto have been restated to retroactively reflect the stock split.

Earnings Per Share

         Net income per share is calculated by dividing net income by the weighted average shares of Common Stock and Common Stock equivalents outstanding.

Cash Flow Statement

         Cash equivalents include highly liquid investments with a maturity of approximately three months or less when acquired. The Company invests cash in excess of operating requirements in United States Treasury notes, Eurodollar bonds and investment grade commercial paper. Cash equivalents are stated at cost, which approximates fair market value. Cash flows resulting from oil and gas sales hedging contracts are classified in the same category as the items being hedged.

                          NEWFIELD EXPLORATION COMPANY
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


Stock-Based Compensation

         In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which encourages, but does not require, all entities to record compensation expense on all stock-based compensation plans based upon fair value. The Company continues to account for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with FAS 123 the Company has disclosed pro forma net income and earnings per share as if the fair value-based method of accounting had been applied. See Note 6.

Fair Value of Financial Instruments

         The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. The book value of those financial instruments that are classified as current assets or liabilities approximate fair value because of the short maturity of those instruments.

Oil and Gas Properties

         The Company uses the full cost method of accounting for exploration and development costs. Under this method of accounting, all costs incurred in the acquisition, exploration and development of oil and gas properties are capitalized. Such capitalized costs and estimated future development and dismantlement costs are amortized on a unit-of-production method based on proved reserves. Net capitalized costs of oil and gas properties are limited to the lower of unamortized cost or the cost center ceiling, defined as the sum of the present value (10% discount rate) of estimated future net revenues from proved reserves, based on year-end oil and gas prices; plus the cost of properties not being amortized, if any; plus the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less related income tax effects.

         Proceeds from the sale of oil and gas properties are applied to reduce the costs in the cost center unless the sale involves a significant quantity of reserves in relation to the cost center, in which case a gain or loss is recognized. At December 31, 1995, the Company had $3.5 million included in other current assets which was a receivable from an industry investor relating to its participation in the acquisition of an overriding royalty interest.

         Unevaluated properties and associated costs not currently being amortized and included in oil and gas properties were $55.3 million and $19.5 million at December 31, 1996 and 1995, respectively. The properties represented by these costs were at such dates undergoing exploration or development activities, or are properties on which the Company intends to commence such activities in the future. The Company believes that the unevaluated properties at December 31, 1996 will be substantially evaluated and therefore subject to amortization in 12 to 24 months.

         Other property and equipment are recorded at cost and are depreciated over their estimated useful lives of five to seven years using the straight-line method.

                          NEWFIELD EXPLORATION COMPANY
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


Abandonment and Dismantlement Costs

         Future abandonment and dismantlement costs include costs to dismantle, relocate and dispose of the Company's offshore production platforms, gathering systems, wells and related structures. The Company develops specific estimates of its future abandonment and dismantlement costs for each of its properties based upon the type of production structure, depth of water, currently available abandonment procedures and consultations with construction and engineering consultants. The Company does not currently anticipate additional abandonment and dismantlement costs will be incurred beyond such estimates. Such estimates are re-evaluated by the Company's engineers at least annually.

         Total estimated future abandonment and dismantlement costs associated with the Company's developed and acquired properties were $41.5 million, $35.9 million, and $26.0 million as of December 31, 1996, 1995 and 1994, respectively.

         Estimated future abandonment and dismantlement costs are accrued on a unit-of-production method based on proved reserves. The portion of future abandonment and dismantlement costs that has been accrued is included in accumulated depreciation, depletion and amortization and was $18.0 million, $13.7 million and $8.4 million as of December 31, 1996, 1995 and 1994, respectively.

Production Imbalances

         Joint interest owners may take more or less than their ownership interest of natural gas volumes from jointly owned reservoirs. The Company follows the sales method of accounting for imbalances. Under this method, the Company records a liability if its sales of gas volumes in excess of its entitlements from a jointly owned reservoir exceed its interest in the remaining estimated gas reserves of such reservoir. Imbalances are monitored to minimize significant imbalances, and such imbalances were not significant at December 31, 1996 and December 31, 1995.

Income Taxes

         The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). This statement requires deferred tax assets and liabilities to be determined by applying tax regulations existing at the end of a reporting period to the cumulative temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Concentration of Credit Risk

         The Company maintains cash balances with several banks, which frequently exceed federally insured limits and invests its cash in investment grade commercial and U.S. Government backed securities. The Company's joint interest partners consist primarily of independent oil and gas producers. The Company's oil and gas production purchasers consist primarily of independent marketers and major gas pipeline companies. The Company performs credit evaluations of its customers' financial condition and obtains letter of credit agreements and parental guarantees from selected oil and gas purchase customers. The Company has not experienced any significant losses from uncollectible accounts.

                          NEWFIELD EXPLORATION COMPANY
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


Major Customers

         The Company sold oil and gas production representing more than 10% of its oil and gas revenues for the year ended December 31, 1996, to Gulfmark Energy, Inc. (17%), Coast Energy Group (16%), and Superior Natural Gas Corporation (12%); for the year ended December 31, 1995, to Gulfmark Energy, Inc. (22%), Coast Energy Group (15%), and Northridge Energy (10%); for the year ended December 31, 1994, to Coast Energy Group (14%), Gulfmark Energy, Inc. (14%), and Eagle Natural Gas Company (12%). Based upon the current demand for oil and gas, the Company believes that the loss of any of these purchasers would not have a material adverse effect on the Company.

2.       FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

         From time to time, the Company has utilized hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow, as well as to reduce its exposure to price fluctuations. While the use of these hedging arrangements limits the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. All of the Company's hedging transactions to date were carried out in the over-the-counter market and the obligations of the counterparties have been guaranteed by entities with at least an investment grade rating or secured by letters of credit. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in oil and gas revenues when the hedged production is delivered.

         During 1996, approximately 54% of the Company's equivalent production was subject to hedge positions as compared to 42% in 1995. The Company has also entered into hedging transactions with respect to a portion of its estimated production for 1997. The Company continues to evaluate whether to enter into additional hedging transactions for 1997 and future years. In addition, the Company may determine from time to time to terminate its then existing hedging positions. The following is a summary of the Company's natural gas hedge positions as of December 31, 1996.

                                          MONTHLY                                                  FAIR
                                           VOLUME               WEIGHTED AVERAGE                  MARKET
                   PERIOD                  IN Bcf         SALES POINT PRICE PER Mcf (1)         VALUE (2)
          -------------------------       --------        ------------------------------    -----------------
                                                                           COLLAR
                                                                      ------------------
                                                          SWAP        FLOOR      CEILING
                                                          ----        -----      -------
         January 1997 - March 1997
            Price Swap Contracts             1.30       $   2.36      ---         ---       ($3.3 million)(3)
            Cashless Collar Contracts        1.25          ---      $  2.22     $  2.67     ($2.3 million)(3)
            Cashless Collar Contracts        1.30          ---      $  2.76     $  3.25     ($1.0 million)(3)

         April 1997 - June 1997
            Price Swap Contracts             0.80       $   2.08      ---         ---       ($0.2 million)(3)


----------------
  (1) Price per Mcf is based upon the average energy content of the Company's gas production for the twelve months ended December 31, 1996.
  (2) The fair market value is calculated using prices derived from NYMEX futures contract prices existing at December 31, 1996.
  (3) This opportunity loss will be substantially offset in the cash market when the hedged production is delivered in 1997, which has the effect of fixing the price at which the commodity is sold.

                          NEWFIELD EXPLORATION COMPANY
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


         These gas swaps are settled based on published sales prices of natural gas delivered into pipelines at the locations where the Company sells its production, (the "Sales Point Price"). With respect to any particular swap transaction, the counterparty is required to make a payment to the Company in the event that the average Sales Point Price for any settlement period is less than the swap price for such transaction, and the Company is required to make payment to the counterparty in the event that the average Sales Point Price for any settlement period is greater than the swap price for such transaction. For any particular collar transaction, the counterparty is required to make a payment to the Company if the average Sales Point Price for the reference period is below the floor price for such transaction, and the Company is required to make payment to the counterparty if the average Sales Point Price for the reference period is above the ceiling price for such transaction. Because substantially all of the Company's natural gas production is sold under spot contracts that reference Sales Point Price, the Company has no basis risk with respect to these transactions.

3.       DEBT:

         The Company has an unsecured revolving credit agreement with a current commitment of $125 million ("Aggregate Commitment"). As of December 31, 1996, there was $60 million outstanding under this credit agreement and the Company's available borrowing base was $125 million ("Borrowing Base"). The Borrowing Base is determined by the majority banks party to the agreement on May 1 and November 1 of each year. Available funds under the agreement are established quarterly by the Company (the "Designated Borrowing Base"). The Designated Borrowing Base is an amount greater than or equal to the Designated Borrowing Base Floor Amount of $75 million but less than or equal to the Borrowing Base. As of December 31, 1996 the Company's Designated Borrowing Base was $75 million. The Company retains the ability, subject to notification, to increase the Designated Borrowing Base to an amount not to exceed the Borrowing Base.

         Borrowings under the credit agreement bear interest, payable quarterly, at the Company's option at (i) the higher of (a) the federal fund rate (5.25% at December 31, 1996) plus 50 basis points and (b) the bank's prime rate (8.25% at December 31, 1996), plus a variable margin, which ranges up to 25 basis points based upon the loan amount outstanding relative to the borrowing base, or (ii) LIBOR (30 day LIBOR was 5.50% at December 31, 1996), plus a variable margin, which ranges from 75 to 125 basis points based upon the loan amount outstanding relative to the borrowing base. The credit agreement also provides for a commitment fee, to be paid quarterly, of 37.5 basis points per annum on the unused Designated Borrowing Base available to the Company. In addition, a standby fee, to be paid quarterly, of 12.5 basis points per annum will be paid on the difference between the Designated Borrowing Base and the Aggregate Commitment. The Company paid commitment fees of approximately $205,000, $179,000 and $100,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

         The credit agreement provides for a revolving credit period through June 30, 1998, at which time the aggregate loans outstanding under the credit agreement convert to a term loan with quarterly maturities through June 30, 2001.

         The credit agreement contains positive and negative covenants, which, among other things, require the Company to maintain a working capital ratio, as defined, of at least 1.1 to 1.0, a fixed charge coverage ratio, as defined, of at least 1.5 to 1.0 and a minimum net worth. The credit agreement also limits the incurrence of additional debt, additional liens on properties, sale of certain assets and the declaration or payment of dividends.

                          NEWFIELD EXPLORATION COMPANY
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


4.       FEDERAL INCOME TAXES:

         The components of deferred tax assets and liabilities pursuant to FAS 109 are as follows (in thousands):

                                                                               DECEMBER 31,      DECEMBER 31,
                                                                                  1996              1995
                                                                               ---------          ---------
Deferred tax liability:
    Oil and gas properties  . . . . . . . . . . . . . . . . . . . . . . . .    $  55,993          $  35,059
                                                                               ---------          ---------
Deferred tax asset:
    Alternative minimum tax   . . . . . . . . . . . . . . . . . . . . . . .        1,848              1,846
    Net operating losses  . . . . . . . . . . . . . . . . . . . . . . . . .        8,329              5,567
    Other, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,675              1,605
                                                                               ---------          ---------
                                                                                  11,852              9,018
Valuation Allowance . . . . . . . . . . . . . . . . . . . . . . . . . . . .        ---                ---
                                                                               ---------          ---------
    Net deferred tax liability  . . . . . . . . . . . . . . . . . . . . . .    $  44,141          $  26,041
                                                                               =========          =========

         The Company does not believe a deferred tax asset valuation is required because all tax carryovers are expected to be fully utilized.

         As of December 31, 1996, the Company had a net operating loss ("NOL") carryforward for federal income tax purposes of approximately $23.8 million that may be used in future years to offset taxable income. Utilization of the Company's NOL carryforward is subject to annual limitations due to certain stock ownership changes that have occurred or may occur. To the extent not utilized, the NOL carryforward will begin to expire in 2005.

5.       COMMITMENTS AND CONTINGENCIES:

         The Company has entered into a noncancelable operating lease agreement for office space in Houston, Texas. The lease term expires in November 2002, with two options to renew the lease for five years each.

         Future minimum lease payments required as of December 31, 1996 related to this operating lease are as follows (in thousands):

         Year ended December 31,

                 1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   553
                 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         572
                 1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         592
                 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         613
                 2001 and thereafter  . . . . . . . . . . . . . . . . . . . . . .       1,174
                                                                                      -------
                     Total minimum lease payments   . . . . . . . . . . . . . . .     $ 3,504
                                                                                      =======

         Rent expense for the years ended December 31, 1996, 1995 and 1994 was $537,000, $490,000 and $464,000, respectively.

         The Company has been named as a defendant in certain lawsuits arising in the ordinary course of business. While the outcome of these lawsuits cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the financial position and results of operations of the Company.

                          NEWFIELD EXPLORATION COMPANY
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


6.       STOCK-BASED COMPENSATION:

         The Company has several stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which encourages, but does not require, all entities to record compensation expense on all stock-based compensation plans based upon fair value. The Company continues to account for its stock-based compensation plans using the accounting prescribed by APB Opinion No. 25. However, pro forma disclosures as if the Company adopted the cost recognition provisions of FAS 123 in 1995 are presented below.

Stock Option Plans

         The Company has granted options pursuant to its 1989, 1990, 1991, 1993 and 1995 stock option plans (collectively, the "Stock Option Plans"). Options that have been granted and are outstanding generally expire 10 years from the date of grant and become exercisable at the rate of 20% per year based on the number of full years the options are held from the date of grant. At December 31, 1996, a total of 3,482,700 options were outstanding, of which 2,168,770 were exercisable. At such date, the Company had an additional 1,022,600 options available for grant. If granted, these additional options will be exercisable at a price not less than the fair market value per share of the Company's Common Stock on the date of grant. The following is a summary of all stock option activity for 1994, 1995 and 1996:

                                                                 NUMBER               WEIGHTED
                                                              OF SHARES OF             AVERAGE
                                                               UNDERLYING             EXERCISE
                                                                 OPTIONS               PRICES
                                                                ---------             ---------
         Outstanding at December 31, 1993 . . . . . . . . .     4,450,940             $    4.01
         Granted  . . . . . . . . . . . . . . . . . . . . .       196,000                 12.90
         Exercised  . . . . . . . . . . . . . . . . . . . .      (199,500)                 4.28
         Expired  . . . . . . . . . . . . . . . . . . . . .        (9,000)                 4.00
                                                                ---------             ---------
         Outstanding at December 31, 1994 . . . . . . . . .     4,438,440                  4.39
         Granted  . . . . . . . . . . . . . . . . . . . . .       241,600                 13.18
         Exercised  . . . . . . . . . . . . . . . . . . . .      (981,550)                 4.06
         Forfeited  . . . . . . . . . . . . . . . . . . . .       (34,750)                 9.63
         Expired  . . . . . . . . . . . . . . . . . . . . .       (96,000)                14.14
                                                                ---------             ---------
         Outstanding at December 31, 1995 . . . . . . . . .     3,567,740                  4.76
         Granted  . . . . . . . . . . . . . . . . . . . . .       539,350                 15.35
         Exercised  . . . . . . . . . . . . . . . . . . . .      (598,590)                 4.64
         Forfeited  . . . . . . . . . . . . . . . . . . . .       (25,800)                 9.09
                                                                ---------             ---------
         Outstanding at December 31, 1996 . . . . . . . . .     3,482,700             $    6.39
                                                                =========             =========
         Exercisable at December 31, 1994 . . . . . . . . .     2,527,940             $    3.94
                                                                =========             =========
         Exercisable at December 31, 1995 . . . . . . . . .     2,292,790             $    4.04
                                                                =========             =========
         Exercisable at December 31, 1996 . . . . . . . . .     2,168,770             $    4.18
                                                                =========             =========

The weighted average fair value of options granted during 1996 and 1995 was $6.39 and $5.69, respectively.

                          NEWFIELD EXPLORATION COMPANY
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


       The fair value of each stock option granted during 1996 and 1995 was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1996 and 1995: no dividend yield; expected volatility of 28.52%; risk-free interest rates ranging from 5.33% to 6.71%; and an expected option life of 6.50 years.

       The following table summarizes information about stock options outstanding and exercisable at December 31, 1996:

                                 OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
          ---------------------------------------------------------------------   -----------------------------
                                               WEIGHTED AVERAGE    WEIGHTED                          WEIGHTED
                RANGE OF                           REMAINING        AVERAGE                           AVERAGE
             EXERCISE PRICES     OUTSTANDING   CONTRACTUAL LIFE  EXERCISE PRICE   EXERCISABLE    EXERCISE PRICE
          -------------------    -----------   ----------------  --------------   -----------    --------------
           $ 3.50 to  $  5.62     2,690,930        5 years          $ 4.00         2,116,930          $ 3.97
            10.94 to    14.78       700,770        9 years           13.50            51,840           12.82
            17.47 to    25.50        91,000       10 years           22.28            ---              --
          -------------------    -----------   ----------------  --------------   -----------    --------------
           $ 3.50 to  $ 25.50     3,482,700        6 years          $ 6.39         2,168,770          $ 4.18


         Common stock issued through the exercise of stock options results in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. For financial reporting purposes, the tax effect of this deduction is accounted for as a credit to additional paid-in capital rather than as a reduction of income tax expense. The exercise of stock options during 1996 and 1995 resulted in a tax benefit to the Company of approximately $2.7 million and $2.8 million, respectively, which was recorded as an increase in stockholders' equity.

Restricted Stock

         The Company has adopted two plans pursuant to which restricted shares of Common Stock may be granted. Under the Newfield Exploration Company 1995 Omnibus Stock Plan ("the Omnibus Plan"), the Company may grant to employees (including an officer or a director who is also an employee) as restricted Common Stock all or a portion of 400,000 shares of Common Stock reserved under the Omnibus Plan. In 1996 the Company issued 246,000 shares of restricted Common Stock whose shares vest at the rate of 20% per year on each anniversary of the date of issuance, commencing on the first anniversary date of issuance subject to the lapse of certain performance-based forfeiture provisions.

         Under the Newfield Exploration Company 1995 Non-Employee Director Restricted Stock Plan ("the Non-Employee Director Plan"), the Company may grant to "Non-Employee Directors" up to 50,000 shares of Common Stock as restricted Common Stock. The Non-Employee Director Plan provides for the automatic, nondiscretionary issuance of 1,000 shares of restricted Common Stock to each director when first elected to the Company's board of directors, whose shares vest at the rate of 33-1/3% per year on the day before the first, second and third annual shareholder meetings following the date the shares were issued. The Company issued 10,000 shares to five Non-Employee Directors in 1996 and 6,000 shares to three Non-Employee Directors in 1995.

                          NEWFIELD EXPLORATION COMPANY
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


         In accordance with APB Opinion No. 25, upon the issuance of restricted shares of Common Stock under these two plans, the Company recognized a compensation cost for the cost of the restricted Common Stock in the amount of $3.6 million for 1996 and $80,000 for 1995. This cost is charged to shareholders' equity and recognized as amortization expense over the applicable vesting period, in the amount of $1.5 million for 1996 and $32,000 for 1995. The weighted average exercise price for 256,000 shares of restricted Common Stock issued in 1996 is $14.08. The weighted average exercise price for 6,000 shares of restricted Common Stock issued in 1995 is $13.28.

Employee Stock Purchase Plan

         During 1993, the Company established an Employee Stock Purchase Plan (the "Stock Purchase Plan") that permits eligible employees to acquire Common Stock. Under the Stock Purchase Plan, the Company is authorized to issue up to 200,000 shares of Common Stock to its full-time (or part-time for at least 20 hours per week and at least five months per year) employees at a discount from the stock's fair market value through payroll deductions.

         For each six-month period beginning on January 1 or July 1 during the term of the Stock Purchase Plan, unless the Board determines otherwise, each eligible employee has the opportunity to purchase Common Stock through voluntary payroll deductions. Employees make an election to participate prior to the start of a period by stating the percentage of their compensation to be withheld. An employee may have withheld from two to ten percent of the employee's base wages or salary. The Stock Purchase Plan allows withdrawals, terminations and reductions on the amounts being deducted. The purchase price for the Common Stock will be 85% of the lesser of the fair market value of the Common Stock on (i) the first day of the period, or (ii) the last day of the period. No employee may purchase Common Stock under the Stock Purchase Plan valued at more than $25,000 for each calendar year.

         Under the Stock Purchase Plan, the Company has sold 23,990 shares and 25,946 shares to employees in 1996 and 1995, respectively, which had weighted average exercise prices of $13.56 and $9.78, respectively. The weighted average fair market value of the shares sold during 1996 and 1995 was $1.92 and $1.86, respectively. In accordance with APB Opinion No. 25, the Company has not recognized any compensation cost for the Stock Purchase Plan.

         The fair value of each stock option granted under the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1996 and 1995, respectively: no dividend yield for both years; expected volatility of 28.52% for both years; risk-free interest rates ranging from 5.07% to 6.11%; and expected lives of six months for both years.

Pro Forma Net Income and Net Income Per Common Share

         Pursuant to APB Opinion No. 25, the Company recognized a charge of $1.5 million as compensation expense for equity-based compensation awarded in 1996 and $32,000 as compensation expense for equity-based compensation awarded in 1995. If the fair value based method of accounting in FAS 123 had been applied, the Company would have recognized $2.3 million in 1996 and $197,000 in 1995 as compensation expense.

                          NEWFIELD EXPLORATION COMPANY
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


         The Company's net income and earnings per common share for 1996 and 1995 would have approximated the pro forma amounts below (in thousands except per share data):

                                                                         YEAR ENDED DECEMBER 31,
                                                                   -----------------------------------
                                                                      1996                    1995
                                                                   ---------                ----------
    Net Income - as reported  . . . . . . . . . . . . . . . .      $  38,494                $   16,264
    Net Income - pro forma  . . . . . . . . . . . . . . . . .      $  37,956                $   16,140
    Earnings per common share - as reported   . . . . . . . .      $    1.03                $     0.45
    Earnings per common share - pro forma   . . . . . . . . .      $    1.02                $     0.45

         The effects of applying FAS 123 in this pro forma disclosure are not
indicative of future amounts.   FAS 123 does not apply to awards prior to 1995,
and the Company anticipates making awards in the future under its stock-based compensation plans.


7.       EMPLOYEE BENEFIT PLANS:

         The Company sponsors a 401(k) Profit Sharing Plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code. This plan covers all employees of the Company. The Company matches $1.00 for each $1.00 of employee deferral, with the Company's contribution not to exceed 8% of an employee's salary, subject to limitations imposed by the Internal Revenue Service. The Company's contributions to the 401(k) Plan totaled $371,000, $301,000 and $112,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

         The Company also sponsors the Newfield Employee 1993 Incentive Compensation Plan (the "Plan"), which is a non-qualified plan funded by amounts equal to revenues that would be attributable to a 1% overriding royalty interest on acquired proved properties and a 2% overriding royalty interest from exploration properties. Such amounts are attributable to both the Company's interest and the interest of certain working interest owners in these properties. Amounts available for distribution under the Plan and attributable to the overriding royalty interests bearing against the Company are limited to 5% of the Company's adjusted net income as defined in the Plan. The Plan is administered by the Compensation Committee of the Board of Directors with award amounts recommended by the Chief Executive Officer of the Company, based on the performance of the Company and the eligible employees during the performance period. All employees of the Company are eligible for awards if employed on both October 1 and December 31 of the performance period. Awards may have both a current and a deferred component of compensation. Current awards are distributed to employees by March 1 of the year following the performance period, with the deferred amounts being distributed in four equal payments on each following December 1. Eligible employees may elect for deferred amounts to be paid in Common Stock instead of cash. If the eligible employee elects for a deferred amount to be paid in Common Stock, the number of shares of Common Stock to be awarded shall be determined by using the fair market value of Common Stock on the date of the award. Total expenses under the Plan for the years ended December 31, 1996 and 1995 were $4.9 million and $2.4 million, respectively.

                          NEWFIELD EXPLORATION COMPANY
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


8.       RELATED PARTY TRANSACTIONS:

         Warburg, Pincus Counsellors, Inc. (an affiliate of Warburg, Pincus & Co., general partner of Warburg, Pincus Investors, L.P., a significant stockholder of the Company) provided investment management and consulting services for the Company for a fee. Such services included advice and assistance concerning the investment and management of the Company's excess funds invested in marketable securities. Payments for such services were $39,000 for 1994. No such fees were incurred during 1995 and 1996.

         The 401(k) Plan invests in several mutual funds (the "Warburg Funds") affiliated with Warburg, Pincus & Co. The amount invested in the Warburg Funds at any time depends upon the elections made by the participants in the 401(k) Plan. The Company believes that the 401(k) Plan invests on the same basis in terms of rates and fees as are offered generally to similar employee investment vehicles. The aggregate amount of the 401(k) Plan's assets invested in Warburg Funds were approximately $1,314,000 and $1,077,000 as of December 31, 1996 and 1995, respectively.



9.       SUPPLEMENTAL CASH FLOW INFORMATION:

         Cash payments for interest and income taxes for each of the three years in the period ended December 31, 1996, are as follows:

                                                                              1996        1995        1994
                                                                           ----------  ----------  ----------
                                                                                     (in thousands)
Interest payments (net of interest capitalized of
         $1,508, $674 and $217 during 1996, 1995
         and 1994, respectively)  . . . . . . . . . . . . . . . . . . .    $     363    $      127    $    29
Income tax payments . . . . . . . . . . . . . . . . . . . . . . . . . .    $     ---    $      550    $   200


         The following transactions have been appropriately excluded from the statement of cash flows:

                                                                              1996        1995          1994
                                                                           ----------  ----------  ----------
                                                                                     (in thousands)
Long-term capital leases  . . . . . . . . . . . . . . . . . . . . . . .    $     (73)   $       9     $    700
Increase (decrease) in capital accrual  . . . . . . . . . . . . . . . .    $   5,062    $     (22)    $  1,800
Changes in working capital amounts related to property acquisitions . .    $     ---    $  (2,750)    $    ---

                          NEWFIELD EXPLORATION COMPANY
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


10.      QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

         The results of operations by quarter for the years ended December 31, 1996 and 1995 are as follows (in thousands, except per share amounts):

                                                                    1996 QUARTER ENDED
                                               -------------------------------------------------------------
                                                MARCH 31         JUNE 30       SEPTEMBER 30      DECEMBER 31
                                               ---------        --------       ------------      -----------
Oil and gas revenues  . . . . . . . . . . .    $  32,962        $ 33,013        $  35,799        $   47,482
Income from operations  . . . . . . . . . .       12,123          12,162           13,078            21,426
Net income      . . . . . . . . . . . . . .        7,929           7,949            8,673            13,943
Earnings per common share . . . . . . . . .    $    0.22        $   0.21        $    0.23        $     0.37

                                                                    1995 QUARTER ENDED
                                               -------------------------------------------------------------
                                                MARCH 31         JUNE 30       SEPTEMBER 30      DECEMBER 31
                                               ---------        --------       ------------      -----------

Oil and gas revenues  . . . . . . . . . . .    $  19,029        $ 24,811        $  24,622         $   26,136
Income from operations  . . . . . . . . . .        4,904           6,641            5,615              7,066
Net income      . . . . . . . . . . . . . .        3,403           4,417            3,769              4,675
Earnings per common share . . . . . . . . .    $    0.09        $   0.12        $    0.10         $     0.13

                          NEWFIELD EXPLORATION COMPANY
                      SUPPLEMENTARY FINANCIAL INFORMATION
               SUPPLEMENTARY OIL AND GAS DISCLOSURES - UNAUDITED


         Users of this information should be aware that the process of estimating quantities of "proved" and "proved developed" natural gas and crude oil reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

         Proved reserves are estimated quantities of natural gas, crude oil and condensate that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing equipment economic and operating conditions.

         Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

         No major discovery or other favorable or adverse event subsequent to December 31, 1996 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

                          NEWFIELD EXPLORATION COMPANY
                      SUPPLEMENTARY FINANCIAL INFORMATION
        SUPPLEMENTARY OIL AND GAS DISCLOSURES - UNAUDITED - (CONTINUED)


ESTIMATED NET QUANTITIES OF OIL AND GAS RESERVES

         The following table sets forth the Company's net proved reserves (at
15.025 pounds per square inch absolute), including the changes therein, and proved developed reserves (all within the United States) at the end of each of the three years in the period ended December 31, 1996, as estimated by the Company's petroleum engineering staff:

                                                                        OIL, CONDENSATE
                                                                         AND NATURAL            NATURAL
                                                                         GAS LIQUIDS              GAS
Proved developed and undeveloped reserves:                                 (MBbls)               (MMcf)
                                                                           -------              --------
December 31, 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . .      6,414               102,261
  Revisions of previous estimates   . . . . . . . . . . . . . . . . . .        127                (3,409)
  Extensions, discoveries and other additions   . . . . . . . . . . . .      2,845                53,900
  Purchases of properties   . . . . . . . . . . . . . . . . . . . . . .        618                25,482
  Production  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (1,394)              (24,267)
                                                                           -------              --------

December 31, 1994 . . . . . . . . . . . . . . . . . . . . . . . . . . .      8,610               153,967
  Revisions of previous estimates   . . . . . . . . . . . . . . . . . .        166                  (575)
  Extensions, discoveries and other additions   . . . . . . . . . . . .        926                62,035
  Purchases of properties   . . . . . . . . . . . . . . . . . . . . . .      2,002                22,556
  Sales of properties   . . . . . . . . . . . . . . . . . . . . . . . .       ---                   (684)
  Production  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (2,071)              (33,719)
                                                                           -------              --------

December 31, 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . .      9,633               203,580
  Revisions of previous estimates   . . . . . . . . . . . . . . . . . .        850                (1,829)
  Extensions, discoveries and other additions   . . . . . . . . . . . .      3,479                68,011
  Purchases of properties   . . . . . . . . . . . . . . . . . . . . . .      2,306                13,063
  Sales of properties   . . . . . . . . . . . . . . . . . . . . . . . .        (51)                 (117)
  Production  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (2,558)              (41,323)
                                                                           -------              --------
December 31, 1996 . . . . . . . . . . . . . . . . . . . . . . . . . . .     13,659               241,385
                                                                           =======              ========

                                                                            CRUDE               NATURAL
                                                                             OIL                  GAS
                                                                           (MBbls)               (MMcf)
                                                                           -------              --------
Proved developed reserves:
    December 31, 1994 . . . . . . . . . . . . . . . . . . . . . . . . .      8,196               140,742
    December 31, 1995 . . . . . . . . . . . . . . . . . . . . . . . . .      8,292               154,726
    December 31, 1996 . . . . . . . . . . . . . . . . . . . . . . . . .     11,820               199,452

                          NEWFIELD EXPLORATION COMPANY
                      SUPPLEMENTARY FINANCIAL INFORMATION
        SUPPLEMENTARY OIL AND GAS DISCLOSURES - UNAUDITED - (CONTINUED)


         Capitalized costs for oil and gas producing activities consist of the following (in thousands):

                                                                             YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------
                                                                   1996              1995             1994
                                                                -----------      ----------        ----------
Proved properties                                               $   501,328      $  348,226        $  254,196
Unproved properties                                                  25,352          14,631             4,476
                                                                -----------      ----------        ----------
                                                                    526,680         362,857           258,672
Accumulated depreciation, depletion and amortization               (198,065)       (134,348)          (84,748)
                                                                -----------      ----------        ----------
  Net capitalized costs                                         $   328,615      $  228,509        $  173,924
                                                                ===========      ==========        ==========

          Costs incurred for oil and gas property acquisition, exploration and development activities are as follows (in thousands):

                                                                            YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------
                                                                    1996            1995              1994
                                                                -----------      ----------        ----------
Property acquisition:
    Unproved*                                                   $     5,670      $   10,154        $    2,020
    Proved                                                           28,480          29,393            32,810
Exploration                                                          49,337          33,192            17,927
Development                                                          80,336          31,446            63,936
                                                                -----------      ----------        ----------
    Total costs incurred                                        $   163,823      $  104,185        $  116,693
                                                                ===========      ==========        ==========

------------------------------
*These amounts represent costs incurred by the Company and excluded from the amortization base until proved reserves are established or impairment is determined.

                          NEWFIELD EXPLORATION COMPANY
                      SUPPLEMENTARY FINANCIAL INFORMATION
        SUPPLEMENTARY OIL AND GAS DISCLOSURES - UNAUDITED - (CONTINUED)


STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

         The following information has been developed utilizing procedures prescribed by Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities" ("FAS 69") and based on natural gas and crude oil reserve and production volumes estimated by the Company's engineering staff. It may be useful for certain comparative purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Company.

         The Company believes that the following factors should be taken into account in reviewing the following information: (1) future costs and selling prices will probably differ from those required to be used in these calculations; (2) due to future market conditions and governmental regulations, actual rates of production achieved in future years may vary significantly from the rate of production assumed in the calculations; (3) selection of a 10% discount rate is arbitrary and may not be reasonable as a measure of the relative risk inherent in realizing future net oil and gas revenues; and (4) future net revenues may be subject to different rates of income taxation.

         Under the Standardized Measure, future cash inflows were estimated by applying period-end oil and gas prices adjusted for fixed and determinable escalations to the estimated future production of period-end proved reserves. Future cash inflows at December 31, 1996 do not reflect the impact of future production that is subject to open hedge positions (see Note 2). Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying period-end statutory tax rates to aggregate future pre-tax net cash flows, reduced by the tax basis of the properties involved and tax carryforwards. Use of a 10% discount rate is required by FAS 69.

         Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

                          NEWFIELD EXPLORATION COMPANY
                      SUPPLEMENTARY FINANCIAL INFORMATION
        SUPPLEMENTARY OIL AND GAS DISCLOSURES - UNAUDITED - (CONTINUED)


         The standardized measure of discounted future net cash flows relating to proved oil and gas reserves is as follows (in thousands):

                                                                                AS OF DECEMBER 31,
                                                                ---------------------------------------------
                                                                  1996               1995             1994
                                                                -----------      ----------        ----------
Future cash inflows . . . . . . . . . . . . . . . . . . . .     $ 1,312,815       $  642,019       $  400,766
Less related future:
  Production costs  . . . . . . . . . . . . . . . . . . . .        (113,937)         (84,999)         (66,221)
  Development and abandonment costs . . . . . . . . . . . .        (107,205)         (83,262)         (45,704)
                                                                -----------      -----------       ----------

Future net cash flows before income taxes . . . . . . . . .       1,091,673          473,758          288,841
10% annual discount for estimating timing of cash flows . .        (231,856)        (108,879)         (58,247)
                                                                -----------      -----------       ----------

Standardized measure of discounted future net cash
 flows before income taxes  . . . . . . . . . . . . . . . .         859,817          364,879          230,594
Future income tax expense, net of 10% annual discount . . .        (247,889)         (88,553)         (50,592)
                                                                -----------      -----------       ----------

Standardized measure of discounted future net cash flows  .     $   611,928       $  276,326       $  180,002
                                                                ===========      ===========       ==========

         A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil and gas reserves is as follows (in thousands):

                                                                           YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------
                                                                  1996               1995              1994
                                                                -----------      ----------        ----------
Beginning of the period . . . . . . . . . . . . . . . . . .     $  276,326       $  180,002        $  116,129
                                                                ----------       ----------        ----------
Revisions of previous estimates:
  Changes in prices and costs   . . . . . . . . . . . . . .        254,227           61,917           (22,877)
  Changes in quantities   . . . . . . . . . . . . . . . . .          9,554              691            (3,438)
  Changes in future development costs   . . . . . . . . . .          ---              1,026             2,097
Development costs incurred during the period  . . . . . . .         24,895            2,839            20,313
Additions to proved reserves resulting from extensions,
  discoveries and improved recovery, less related costs . .        229,314           87,760            85,089
Purchases of reserves in place  . . . . . . . . . . . . . .         55,910           45,324            27,843
Accretion of discount . . . . . . . . . . . . . . . . . . .         36,488           23,059            15,916
Sales of oil and gas, net of production costs . . . . . . .       (132,310)         (80,371)          (60,173)
Net change in income taxes  . . . . . . . . . . . . . . . .       (159,336)         (37,961)           (7,566)
Production timing and other . . . . . . . . . . . . . . . .         16,870           (7,960)            6,669
                                                               -----------      ----------         ----------

Net increase  . . . . . . . . . . . . . . . . . . . . . . .        335,602           96,324            63,873
                                                               -----------      ----------         ----------

End of the period . . . . . . . . . . . . . . . . . . . . .     $  611,928       $  276,326        $  180,002
                                                               ===========      ==========         ==========

CORPORATE INFORMATION


DIRECTORS                                  OFFICERS                                    ANNUAL MEETING
                                                                                       The Annual Meeting of Stockholders
CHARLES W. DUNCAN, JR. (*)(**)(70)         JOE B. FOSTER (62)                          of Newfield Exploration Company
Private Investor                           Chairman, President and                     will be held May 1, 1997, 11:00 a.m.
                                           Chief Executive Officer                     at the Wyndham Greenspoint Hotel,
JOE B. FOSTER (62)                                                                     12400 Greenspoint Drive,
Chairman, President and                    ROBERT W. WALDRUP (52)                      Houston, Texas.
Chief Executive Officer                    Vice President - Operations
Newfield Exploration Company
                                           TERRY W. RATHERT (44)                       TRANSFER AGENT
JEFFREY A. HARRIS (*)(41)                  Vice President, Chief Financial Officer     For information regarding change of
Managing Director                          and Secretary                               address or other matters concerning your
E.M. Warburg, Pincus & Co., L.L.C.                                                     stockholder account, please contact the
                                           DAVID F. SCHAIBLE (37)                      transfer agent directly at:
HOWARD H. NEWMAN (*)(49)                   Vice President - Acquisitions &
Managing Director                          Development                                 ChaseMellon Shareholders Services L.L.C.
E.M. Warburg, Pincus & Co., L.L.C.                                                     Overpeck Centre
                                           WILLIAM D. SCHNEIDER (45)                   85 Challenger Road
THOMAS G. RICKS (*)(**)(43)                Manager - Exploration                       Ridgefield Park, NJ 07660
President and Chief Executive Officer                                                  (800) 635-9270
The University of Texas                    RONALD P. LEGE (52)
Investment Management Company              Controller and Assistant Secretary
                                                                                       OUTSIDE LEGAL COUNSEL
C. E. (CHUCK) SHULTZ (*)(**)(57)           C. WILLIAM AUSTIN (44)                      Vinson & Elkins L.L.P.
Chairman and Chief Executive Officer       Legal Counsel and Assistant Secretary
Dauntless Energy Inc.
                                           JAMES P. ULM, II (34)                       AUDITORS
DALE E. ZAND (*)(**)(70)                   Treasurer                                   Coopers & Lybrand L.L.P.
Professor of Management                                                                Houston, Texas
Stern Graduate School of Business,         MARKET INFORMATION
New York University                        The Company's common stock is traded
                                           on the NYSE under the symbol NFX.           CORPORATE ADDRESS
ROBERT W. WALDRUP (52)                     The stock began trading November 12,        363 North Sam Houston Parkway East,
Vice President - Operations                1993. The range of high and low             Suite 2020
Newfield Exploration Company               quarterly sales prices for 1995 and 1996,   Houston, TX 77060
                                           as reported by the NYSE, are set forth      (281) 847-6000
(*) Member of the Compensation             below:
    Committee
(**)Member of the Audit                                                                FORM 10-K
    Committee                                                                          Stockholders may obtain without charge
                                                                   HIGH       LOW      a copy of Newfield's Form 10-K report
                                                                   ----       ---      as filed with the Securities and Exchange
                                                                                       Commission. For copies or answers to
                                           1995                                        questions about Newfield Exploration
                                             First Quarter       11 7/16      9        Company, you are invited to contact
                                             Second Quarter      14 1/4      10 3/4    Stockholder Relations at the corporate
                                             Third Quarter       16 1/16     12 3/8    address.
                                             Fourth Quarter      15 1/4      13 5/16

                                           1996
                                             First Quarter       15 1/4      12 1/2
                                             Second Quarter      20          15 1/8
                                             Third Quarter       22 3/4      18 1/16
                                             Fourth Quarter      26 1/2      22 5/16

                                               On December 31, 1996, the closing sale
                                           price for the Company's common stock was
                                           $26 per share, after giving effect to the
                                           2-for-1 common stock split.

                                               Management believes after inquiry, that
                                           the number of beneficial owners of the
                                           Company's common stock is in excess of 2,000.

[NEWFIELD LOGO]

NEWFIELD EXPLORATION COMPANY
363 North Sam Houston Parkway East,
Suite 2020
Houston, Texas 77060
Tel: (281) 847-6000
Fax: (281) 847-6006
http://www.newfld.com