Form 10-K405, Exhibit 13
period 1997-12-31
NEWFIELD EXPLORATION CO /DE/
filed 1998-02-24
CIK 912750

                                [NEWFIELD LOGO]

                         [NEWFIELD 1997 ANNUAL REPORT]

                      [PICTURE OF SHIP SHOAL 354 PLATFORM,
                   OFFSHORE LOUISIANA, IN THE GULF OF MEXICO]

==============================================================================
FINANCIAL AND OPERATING HIGHLIGHTS

                                                          YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------------
                                                      1997         1996         1995
---------------------------------------------------------------------------------------
                                               (in thousands, except per share amounts)
FINANCIAL SUMMARY
Revenues ......................................     $199,399     $149,256     $ 94,598
Income before income taxes ....................     $ 62,421     $ 59,286     $ 25,006
Income tax provision ..........................     $ 21,818     $ 20,792     $  8,742
Net income ....................................     $ 40,603     $ 38,494     $ 16,264
Basic earnings per common share ...............     $   1.14     $   1.10     $   0.48
Diluted earnings per common share .............     $   1.07     $   1.03     $   0.45
Weighted average basic shares outstanding .....       35,612       34,872       33,935
Weighted average diluted shares outstanding ...       38,017       37,409       36,454

CASH FLOW FROM OPERATIONS
   Before changes in assets and liabilities ...     $161,852     $125,226     $ 75,613
   After changes in assets and liabilities ....     $160,338     $127,494     $ 67,640

BALANCE SHEET
   Working capital ............................     $    372     $ 11,436     $ 11,235
   Long-term debt and capital lease obligations     $129,623     $ 60,000     $ 25,152
   Stockholders' equity .......................     $292,048     $239,902     $193,571

OPERATING SUMMARY

Estimated Oil and Gas Reserves
  Net proved reserves:
     Oil(MBbls) ...............................       16,307       13,659        9,633
     Natural gas (MMcf) .......................      337,481      241,385      203,580
     Gas equivalents (MMcfe) ..................      435,323      323,339      261,378

OIL AND GAS OPERATIONS

   Production:
     Oil (MBbls) ..............................        3,424        2,558        2,071
     Natural gas (MMcf) .......................       53,505       41,323       33,719
     Gas equivalents (MMcfe) ..................       74,049       56,670       46,145
   Average realized prices:
     Oil (per Bbl) ............................     $  19.08     $  20.89     $  17.23
     Natural gas (per Mcf) ....................     $   2.51     $   2.32     $   1.75

==============================================================================

[THREE GRAPHS, ONE SHOWING GROWTH IN PROVED RESERVES FROM 1995 TO 1997, ONE SHOWING GROWTH IN PRODUCTION FROM 1995 TO 1997, THE OTHER SHOWING GROWTH IN REVENUES AND CASH FLOW FROM 1995 TO 1997.]

GROWTH IN PROVED RESERVES
(Bcfe)

CAGR: 28%

1995         1996          1997
----         ----          ----
 261          323           435

GROWTH IN PRODUCTION
(MMcfe/d)
CAGR: 31%

1995         1996          1997
----         ----          ----
 126          155           203

GROWTH IN REVENUES
AND CASH FLOW ($MM)

CAGR: 41%

          REVENUES                                      CASH FLOW
          --------                                      ---------
1995         1996          1997             1995         1996          1997
----         ----          ----             ----         ----          ----
  95          149           199               76          125           162

==============================================================================

[MAP OF NEWFIELD'S GULF COAST LEASEHOLD INTERESTS SHOWING EXPANSION OF FOCUS AREA FROM 1989 TO 1997]

Newfield was founded in 1989 based upon the principle of applying major company technology in the Gulf of Mexico with an independent's low cost structure and operating mindset. Newfield has achieved steady growth in the Gulf of Mexico in both reserves and production with a balanced approach between exploratory drilling and acquisitions, and currently owns interests in 125 blocks.

                                    PROFILE

Newfield Exploration Company (NYSE: NFX) explores, develops and acquires oil and gas properties, principally in the Gulf of Mexico.
Company highlights include:

    o     Founded as Gulf of Mexico start-up in 1989 with $9 million of capital
    o     Initial Public Offering in November 1993 at $8.75 per share
    o     Recent diversification into onshore South Louisiana and International
    o 12th largest operator of production and 9th most active driller in Gulf of Mexico in 1997
    o 78% of proved reserves were natural gas and 80% were proved developed at year-end 1997
    o     Equity market capitalization of $891 million at December 31, 1997.

                                    STRATEGY

Newfield plans to continue to expand its reserve base and increase cash flow on a per share basis. The Company emphasizes:

    o     Reserve growth through exploratory drilling
    o Balanced capital program between exploration and acquisition of proved properties
    o     Strong geographic focus
    o     Control of operations and costs
    o     Use of 3-D seismic and other technology
    o     Employee ownership.


                                  ON THE COVER

A drilling program is underway to develop the 1996 exploratory discovery at Ship Shoal 354 in 463 feet of water, offshore Louisiana, in the Gulf of Mexico. Ship Shoal 354 will contribute to Newfield's projected production growth in 1998.

                               TABLE OF CONTENTS

Financial and Operating Highlights ....................................  1
Stockholders' Letter...................................................  3
Operations ............................................................  6
Five-Year Financial and Reserve Data .................................. 14
Management's Discussion and Analysis .................................. 15
Report of Independent Accountants ..................................... 25
Consolidated Financial Statements ..................................... 26
Notes to Consolidated Financial Statements ............................ 30
Corporate Information .................................. inside back cover

CHAIRMAN'S LETTER


Dear Fellow Stockholder:

I want to focus this year's annual letter on Newfield's plans and strategies for future growth, but first, a brief word about 1997:

Proved remaining oil and gas reserves were 435 billion cubic feet of natural gas equivalent (Bcfe) at the end of 1997, up 35% from 1996. Production increased to 74 Bcfe during 1997, up 31% from 1996. Cash flow from operations before changes in working capital was $4.26 per share, up 27% from 1996. Earnings per share increased to $1.07 in 1997, up slightly from 1996, even after absorbing a $4.25 million pre-tax charge for an unsuccessful well in China.

These results are a continuation of Newfield's record of solid and steady growth since its founding in 1989. At that time we had only people and ideas - no leases, no production and only $9 million of equity capital. By 1997 we had become the 12th largest operator of production and the ninth most active driller in the Gulf of Mexico with an equity market capitalization that stood at $891 million by year's end.

During the five year period from 1992 to 1997, Newfield has achieved the following compound annual average growth rates:

      Year-end reserves                    35%
      Annual production                    30%
      Operating cash flow per share        26%
      Net income per share                 21%

Having established a track record of growth, the challenge for Newfield is to continue the pattern. How do we plan to do that? Let's begin by examining our basic objectives in managing the Company.

Our driving goal is to add economic value on a per share basis. The emphasis on growing value per share was a very logical one for a start-up company in 1989 with stock options as an important element of compensation for all the founding employees. Subsequently, we have attracted both private and public investors with growth in share value as an objective and have continued to use options in recruiting new employees. We remain strongly committed to growing the value of Newfield on a per share basis.

As a public company, we have learned that there are many factors that affect share value that are beyond our control (and that may not be related to the underlying real or relative economic value at all). We are convinced, however, that if we consistently grow production, reserves and operating cash flow on a per share basis through a solid investment program, market value per share will, with some volatility, follow the underlying growth in economic value. From an operating standpoint, our basic growth objective is to grow production - volumes of oil and gas produced - at a 15-20% per year rate and to maintain a low cost structure. Since we maintain a roughly constant reserves-to-production ratio, this translates into a need to grow reserves at about the same percentage rate. This gives us a rather clear idea of the magnitude of opportunities we must generate and the size of the drilling and acquisition program we must undertake to add the requisite reserves.

We impose some financial constraints to ensure that the reserve additions do indeed add "economic" value.

      1. We evaluate all prospective investment opportunities on a discounted cash flow basis, adjusting for risk, to assure that each can be expected to add value.

      2. We do not want debt to book capitalization to exceed 40%. We understand that we are in a risky business, that dry holes sometime come in bunches, and that oil and gas prices can be quite volatile.

      3. We manage the company to generate earnings, not just cash flow. Generally accepted accounting principles, while not always reflective of true performance in the E&P business, are good enough that if reasonable earnings and returns on equity are not achieved over time, something is wrong. Although return on equity may understate the real return for a growing E&P company, it should exceed 10%.

      4. We look at results on a per share basis. If we grow the Company at 20% per year, but dilute the growth rate or value of our shares in so doing, we have not done our job.

To date, Newfield has met or exceeded its growth and financial objectives from activity almost exclusively from the Gulf of Mexico. The map on the facing page shows Newfield's extensive property holdings in the Gulf and also shows how Newfield has, over time, expanded its area of focus in the Gulf. From the relatively small area of the Pliocene trend where we began prospecting in 1989, we have systematically added data sets and operations such that we are now active from onshore in South Louisiana to beyond the 600 foot water depth line delineating the continental shelf, and from the Brazos and High Island areas, offshore Texas, to east of the Mississippi River delta in Viosca Knoll. We have been achieving growth with focus area expansion as well as with intense activity in and around our existing property base.

During 1997, we took another step outward, adding the capability to work internationally and participating in our first international venture, the drilling of a 13,500 foot exploratory test in the Bohai Bay, offshore China. The well was abandoned after finding non-producible hydrocarbons, but additional drilling is planned during 1998 on the 415,000 acre (equal in size to about 83 Gulf of Mexico blocks) license in which Newfield has a 35% working interest.

Our objective internationally is to establish exploration and production efforts in a few (2-5) international areas which 1) are hydrocarbon rich, 2) lend themselves to application of our core competencies, namely 3-D geophysics and marine operations, and 3) have reasonable economic terms. We do not expect to be an "overnight success" internationally; rather, we expect to build position in a few select areas and, with focus, continuity and solid technology, provide longer term growth for Newfield.

In addition to continuing exploration activity on the Bohai Bay block, we are pursuing some opportunities offshore West Africa and the east coast of South America.

We expect to become more active onshore in South Louisiana in 1998, as exploratory drilling, based upon our 1997 3-D seismic programs, commences. Our rationale for being onshore is that it is a natural extension from our Gulf of Mexico activity. The geology and 3-D geophysical applications are quite similar to those we deal with in the Gulf. Our core competencies work onshore as well as offshore. The onshore cost structure permits smaller prospects to be economic than is the case offshore, especially as offshore rig day rates have escalated. Our longer range plan is to limit our onshore activity to those areas adjacent to the Gulf of Mexico.

As we seek to establish longer term production growth from a few international areas and to capitalize on available opportunities onshore, our "bread and butter" for the near term will continue to be the Gulf of Mexico. We believe we can rely on the following factors to assure continued growth from the Gulf:

     1. INTENSE EXPLOITATION IN AND AROUND OUR PROPERTY BASE. Note the clusters of blocks in which Newfield owns an interest on the accompanying map. Every cluster represents an area of competitive advantage for Newfield. We have cost advantages, technical insights and existing plat forms from which to drill and produce that most of our competitors do not. There are "waves" of development over these fields as information is gleaned, production is observed and technology is advanced. We have not seen the last wave on many of these clusters.

      2.  INVENTORY OF CONTROLLED OPPORTUNITIES. We have numerous prospects
          "on the books" remaining to be drilled. Some were deferred because of high costs or low prices relative to the risk involved. Some are awaiting installation of a pipeline or platform in the area to improve economics. Some are pending offset operator activity. Others are awaiting the acquisition of additional leases.

      3. BACKLOG OF IDEAS-IN-WAITING. Having looked at over 1,000 Gulf of Mexico blocks for farm-in or acquisition since we have been in business, in addition to our lease sale and regional exploration, we have cataloged a lot of opportunities on acreage that is controlled by others. Experience tells us that, sooner or later, at least some of these opportunities will become available. With our low employee turnover and strong continuity at Newfield, we have the "institutional memory" to take advantage of these kinds of opportunities.

      4. CONTINUED FOCUS AREA EXPANSION. We will continue to expand outward in the Gulf, purchasing new regional 3-D seismic data, and more intensively exploring new areas. Deeper water, offshore Texas and the eastern Gulf would be new areas for Newfield. Our history shows the ability to come into areas where we are not represented and build position.

      5.  CHANGING EMPHASES OF GULF OPERATORS. Lessees and operators in the
          Gulf are continually changing emphases. Some decide to pull out of the Gulf. Some decide to focus on deep water. Some have poor results and shrink their drilling budget. Others are required to devote their manpower or money to other significant projects in the company. As a result, properties are for sale, farmouts are available and joint venture partners are desired. Newfield's continuing emphasis on the Gulf and its technical, financial and operating strength, assure that it is "in the line of traffic" for the opportunities arising out of other operators' good fortune, bad fortune or change of heart.

In summary, we believe we can meet our growth objectives at Newfield over the longer term with the Gulf of Mexico, international and onshore strategies we are pursuing.

During the past year, we have strengthened the group responsible for managing this growth. As part of the Huffco acquisition, David Trice rejoined Newfield as Vice President - Finance and International. David was a founder and first Chief Financial Officer of Newfield before leaving to become CEO of Huffco. In January 1998, Elliott Pew became Vice President - Exploration of Newfield. He had previously served as Senior Vice President of American Exploration/Louis Dreyfus. David and Elliott add breadth and depth to an already strong management group. In addition, to assure adequate attention to our emerging international effort, Bill Schneider, previously our Manager - Exploration, was promoted to Vice President - International Exploration.

Please take the time to review our 1997 results in some detail. We had a very good year, made possible by some very talented and hardworking people who love what they are doing and who are very good at it. I feel privileged to work with them.

Sincerely,


/s/ JOE B. FOSTER
-----------------
Joe B. Foster
January 19, 1998

[PICTURE OF NEWFIELD MANAGEMENT GROUP]

Newfield's management focuses on growing the value of the Company on a per share basis. Seated (l. to r.), Robert W. Waldrup, Joe B. Foster and David A. Trice. Standing (l. to r.), William D. Schneider, Terry W. Rathert, David F. Schaible and Elliott Pew.

[PHOTOGRAPHS OF NEWFIELD'S CAPITAL ACTIVITIES INCLUDING DRILLING, CONSTRUCTION AND PRODUCTION OPERATIONS. INSET INCLUDES MAP OF NEWFIELD'S GULF COAST LEASEHOLD INTERESTS INCLUDING HIGHLIGHTED AREAS OF CAPITAL ACTIVITIES IN 1997 AND 1998.]

During 1997, Newfield was the 12th largest operator and ninth most active driller in the Gulf of Mexico. Newfield is in the "line of traffic" for new opportunities to add to its prospect inventory and proved property base.

1997 RESULTS -- SOLID, STEADY GROWTH

     In 1997 Newfield continued its record of year-on-year growth. Newfield achieved record levels of oil and gas production, reserve additions, earnings and cash flow while maintaining a low cost structure, consistent margins and a conservative balance sheet. These solid increases were accomplished despite a highly competitive environment for properties and services and fairly constant commodity prices. The results for 1997 are provided in greater detail as follows:

* RESERVE REPLACEMENT. Newfield's proved reserves at year-end 1997 totaled 435 billion cubic feet of natural gas equivalent (Bcfe), an increase of 35% over 1996's level of 323 Bcfe. A total of 190 Bcfe of new proved reserves were added during 1997, resulting in the replacement of 257% of 1997 production. A total of 38 exploratory and development wells were drilled in 1997 with an overall success ratio of 71%. In the Gulf of Mexico and onshore Louisiana, nine of 18 exploratory wells and 18 of 19 development wells were successful. Exploration operations in 1997 included 17 wells in the Gulf of Mexico, expansion of Newfield's onshore program in South Louisiana with the acquisition of additional acreage and 3-D seismic coverage, Newfield's first well in the deeper waters of the Gulf and Newfield's first international venture in the People's Republic of China. Exploration and development expenditures of $184 million and property acquisitions of $69 million completed a record $253 million capital program in 1997. The largest acquisition in Company history was completed in July 1997, as nine blocks with multiple drilling prospects were acquired in the High Island, West Cameron and East Cameron areas of the Gulf of Mexico (the "Western Gulf Acquisition") for $43 million. The results for 1997 show sustained growth from Newfield's core operating area on the offshore continental shelf of the Gulf of Mexico and the development of new growth areas, including deeper waters of the Gulf of Mexico, onshore Louisiana and select international areas.

* PRODUCTION GROWTH. Newfield increased oil and gas production to 74.0 Bcfe during 1997 from 56.7 Bcfe in 1996, a 31% increase. Daily production at the end of 1997 was 220 MMcfe (determined using the ratio of six Mcf to one barrel of oil) and production averaged 203 MMcfe for the year. Significant contributors to the 31% increase in production include full year's results from Ewing Bank 947 and South Timbalier 148 (1996 development programs) and West Delta 152, Vermilion 398 and Ship Shoal 69, where successful drilling activities were completed during 1997. The Western Gulf Acquisition also added to production in the second half of 1997.

* COMMODITY PRICES AND HEDGING ACTIVITIES. Newfield's commodity prices rose 2% in 1997 to $2.69 per Mcfe from $2.63 per Mcfe in the prior year. Gas price realizations increased to $2.51 per Mcf from $2.32 per Mcf in 1996 while oil prices declined from $20.89 per barrel in 1996 to $19.08 per barrel. Newfield continues to hedge natural gas prices with the objective of reducing volatility and maintaining stable cash flow to fund capital expenditures. Newfield entered 1998 with approximately two-thirds of first quarter natural gas production hedged, including 4.5 Bcf sold forward at an average price of $2.78 per MMbtu and price floors (net of costs) of $2.51 per MMbtu for an additional 4.5 Bcf. Newfield has hedged an additional 11.25 Bcf of natural gas production in the aggregate in the second and third quarters using both forward sales and price floors.

* LOW OPERATING COSTS, HIGH OPERATING MARGINS. Newfield continues to be among the industry leaders in maintaining low general and administrative expenses and lease operating expenses. Based on comparative 1996 data prepared by Goldman, Sachs & Co. Newfield had the highest cash operating margin and second lowest cash operating cost among a group of 23 companies. Despite substantial increases in oil service costs, Newfield's cash operating margin in 1997 was $2.21 per Mcfe, or 82.2% of revenue, compared to $2.20 per Mcfe, or 83.7% of revenue in 1996.

* ACHIEVEMENT OF RECORD EARNINGS AND CASH FLOW. Newfield achieved record operating results in 1997. Net income increased to $43.1 million, or $1.13 per share (all per share amounts used herein are on a diluted basis), before including a $2.5 million after-tax charge in the fourth quarter of 1997 for the unsuccessful well drilled in the Bohai Bay, China, versus $38.5 million, or $1.03 per share, in the previous year. Earnings for 1997, inclusive of the write-down, were $1.07 per share. Retained earnings at the end of 1997 increased to $135.6 million, up 43% from 1996. Operating cash flow before changes in working capital increased 27% during 1997 to $161.9 million, or $4.26 per share, from the prior year's level of $125.2 million, or $3.35 per share.

* FINANCING. In response to favorable market conditions in the public debt market, Newfield issued $125 million of 7.45% Senior Unsecured Notes due 2007 in October 1997. The rating agencies rated the issue BB (S&P) / Ba2, Positive Outlook (Moody's) during the offering process. The proceeds of the note offering were used to repay all outstanding bank debt. Coincident with the debt transaction, Newfield entered into an amended bank credit agreement with reduced fees and greater financial flexibility. At December 31, 1997, Newfield had $120 million of available capacity under its existing credit agreements.

1997 CAPITAL PROGRAM

    Capital expenditures for Newfield's core Gulf of Mexico operating area accounted for 89%, or $225 million, of Newfield's 1997 capital outlays. Substantially all of Newfield's 190 Bcfe of reserve additions in 1997 came from this core area. Development of Newfield's position in onshore South Louisiana continued in 1997 and onshore drilling and acreage acquisition expenditures equaled $16 million. In May 1997 Newfield initiated its first international project with the purchase of the assets of Huffco International, L.L.C. Total international expenditures in 1997 were $12 million, including the Huffco purchase and the first exploration well in China.

    Newfield's balanced growth through exploration and acquisitions continued in 1997 with approximately 43% of reserve additions coming from the acquisition of proved reserves and 57% being added through the drill bit. Acquisitions continued to be an important source of opportunities to add reserves through exploration and exploitation operations on the acquired properties. The Western Gulf Acquisition was the source of a significant exploration discovery in 1997 and will be the source of substantial development activity in 1998.

GULF OF MEXICO - NEWFIELD'S CORE AREA

* ACQUISITIONS. In July 1997 Newfield closed the $43 million Western Gulf Acquisition consisting of nine blocks, including five producing fields. The acquisition substantially increased Newfield's presence in the western portion of the Gulf, offshore Louisiana and Texas. Net daily production from the producing fields was 18 MMcfe, resulting in a 10% increase in Newfield's production at the time of the purchase. In addition to the purchase of proved reserves in this transaction, Newfield identified several opportunities to add incremental reserves through the exploitation of probable and possible reserves and exploration prospects.

    One exploration prospect was located on East Cameron 286 in which Newfield acquired a 50% working interest in the purchase transaction. Prior to drilling this prospect, Newfield purchased the remaining 50% working interest in East Cameron 286 and farmed into East Cameron 287 which contained a portion of the prospect. As a result of these transactions, Newfield controlled 100% of the prospect. The initial exploration well was drilled on East Cameron 287 and found 125 feet of net gas pay in two sands. Delineation wells drilled in December 1997 and January 1998 have confirmed a significant discovery that will be fully developed in 1998 with the drilling of two additional wells and the installation of a platform and production facilities. First production is anticipated in late 1998 or early 1999.

    In 1998, exploration drilling is planned for another of the acquired blocks and development operations are scheduled on High Island A-471, West Cameron 533 and 618 and the "B" platform on East Cameron 286, all of which were part of the Western Gulf Acquisition.

* LEASE SALES. In the March 1997 federal lease sale for the central Gulf of Mexico, Newfield was successful bidder on three blocks, South Marsh Island Blocks 118 and 119, and Eugene Island 278. Prospects were identified on these blocks prior to the sale and Newfield plans to drill two exploration wells on these blocks in 1998. In the August 1997 federal lease sale, Newfield acquired High Island A-487, which is adjacent to a property purchased in the Western Gulf Acquisition. The prospect on this block was identified in connection with the evaluation of the Western Gulf properties and any future development on this block will benefit from the infrastructure acquired with those properties. In a State of Louisiana sale in July 1997 Newfield purchased Ship Shoal 65 which adjoins Newfield's Ship Shoal 69 complex, where a successful development program was completed in 1997.

* EXPLORATION.   Nine of the 17 exploration wells drilled by Newfield in the
Gulf of Mexico in 1997 resulted in discoveries. Four discoveries (Ship Shoal 170, East Cameron 89, Eugene Island 324 and Main Pass 259) were drilled from or near existing infrastructure and were developed and brought on line in 1997. Other discoveries include Newfield's first well in deeper waters of the Gulf (East Breaks 164 #1 in 880 feet of water), a discovery at Brazos A-7, which is currently under development, the significant discovery at East Cameron 286/287 discussed above, and the following two additional significant discoveries that are under development:

   EAST CAMERON 373 - During the first quarter of 1997, Newfield participated in an exploratory discovery, the East Cameron 373 #3, with Kerr-McGee. The East Cameron 373 #3 was drilled to a total depth of 6,410 feet and logged 192 feet

[PHOTOGRAPH OF DRILLING RIG ON LOCATION AT EAST CAMERON 286/287, A 1997 EXPLORATORY DISCOVERY. INSET MAP FOCUSES ON INTERESTS ADDED DURING 1997 IN THE WESTERN GULF OF MEXICO.]

As part of a balanced capital program, Newfield actively pursues proved acquisitions with drilling upside. The map below highlights the Western Gulf of Mexico, an area of increased focus as a result of a $43 million acquisition in July 1997. The initial exploratory well drilled on these properties resulted in a discovery at East Cameron 286/287 shown drilling here.

[PICTURE OF DRILLING RIG AT BROUSSARD AREA, AN ONSHORE SOUTH LOUISIANA EXPLORATORY DISCOVERY. INSET INCLUDES PHOTOGRAPH OF ONSHORE SOUTH LOUISIANA TEAM MEMBERS REVIEWING SEISMIC DATA.]

Newfield utilizes a multi-disciplinary team approach to generate drilling prospects. Here, members of the onshore South Louisiana team review 3-D seismic data with respect to the 1998 Broussard discovery shown drilling at left:

of gas pay in two sands. Fabrication for the platform and facilities, to be set in 425 feet of water, has been completed with the installation expected during the second quarter of 1998. The discovery well will be completed and an additional development well will be drilled. Initial daily gross production is expected to be in the 50-60 MMcf range beginning in the third quarter of 1998. Newfield's net revenue interest is 33%. In order to further enhance the project economics, an agreement was reached with a pipeline company which has agreed to pay the upfront costs of platform construction and installation and assume the associated plugging and abandonment liabilities in exchange for an interest-free repayment and the ability to process deepwater production on the platform.

    MAIN PASS 256 - In October 1997 Newfield entered into a farming agreement for Main Pass 256, which is near producing gas fields on Main Pass 255 and 259 in which Newfield owns interests. Newfield identified a seismic event on Block 256 that was very similar to a seismic event indicating gas pay on Block 255. In the fourth quarter Newfield drilled a well to test this seismic event and found 48 feet of net gas pay. A delineation well drilled 2,000 feet from the discovery well also found 48 feet of net gas pay thereby confirming a commercial discovery. Platform installation and well completion are scheduled to occur in the fourth quarter of 1998 with first production in early 1999 at an anticipated gross daily rate of 30 MMcf. Newfield's net revenue interest is 55%.

* DEVELOPMENT. Several significant development programs were concluded in 1997 and were successful in adding new reserves and contributing to production growth. The results are summarized as follows:

                      Gross Daily
Field                 Production    Activity
----------------      ------------  ------------------------
S. Timbalier 148      > 70 MMcfe    10 well program
West Delta 152        > 30 MMcfe    9 of 10 successful wells
Ship Shoal 69         > 20 MMcfe    3 new wells on-line
Vermilion 398         > 18 MMcfe    4 well program

In addition, development work was completed on a horizontal well at Viosca Knoll 209 and a three well program at West Cameron 560/561. These developments were both on stream by mid-January 1998 and were contributing approximately 20 MMcfe to Newfield's gross daily production. As 1997 ended, development work continued on the subsea development at Mississippi Canyon 357 and a successful development well was drilled at Ship Shoal 159. Production from these latter two projects is expected to commence in the first and second quarters of 1998, respectively.

*  MAJOR DEVELOPMENTS TO SUPPORT GROWTH IN 1998 AND 1999.   At the beginning of
1998 several major development projects were underway that will provide the basis for production growth in 1998 and 1999. In addition to development on exploratory discoveries at East Cameron 286/287, East Cameron 373 and Main Pass 256, Newfield will be active at Ship Shoal 354 where a four pile platform was installed during the third quarter of 1997, in 463 feet of water, at the site of a 1996 exploratory discovery and delineation well. Two additional development wells are planned. The final phase of the development at Ship Shoal 354 will include the completion of the four wells with initial production expected early in the second quarter of 1998 at gross daily rates of 30-35 MMcfe. Newfield is the operator and owns a 40% net revenue interest.

ONSHORE SOUTH LOUISIANA

    In 1997 Newfield continued expanding its data base and leasehold position in South Louisiana. Newfield's onshore strategy is to acquire interests in and near mature onshore fields and then to acquire 3-D seismic to generate new drilling ideas. Newfield acquired the rights to a 50% interest in 21,000 acres at Second Bayou and a 1,700 acre position in the Broussard area. In addition, Newfield acquired 63 square miles of 3-D seismic over the Rayne Field, which was acquired in 1996, 49 square miles of 3-D seismic over the Second Bayou lease and reprocessed an older vintage 3-D survey over the Broussard area. Interpretation of the RAYNE and SECOND BAYOU 3-D surveys to date has generated several exploratory prospects which are planned to be drilled in 1998.

    During 1997 Newfield drilled two onshore wells, one dry exploratory well and a successful oil development well in the Second Bayou Field. As the year ended, Newfield was drilling its first exploratory test on the Broussard prospect. In February 1998 this exploratory well, the Gladys Garber No. 1, reached its objective and encountered 70 feet of net gas pay. The Broussard discovery will be placed on production after the installation of a pipeline. Additional drilling is planned in the Broussard area. Newfield's net revenue interest in the discovery well is approximately 35%.

INTERNATIONAL

     In May 1997 Newfield acquired the assets of Huffco International, which consisted of a 35% interest in Block 05/36 in the Bohai Bay, offshore China, a data base for portions of West Africa and an experienced international exploration team. This acquisition represented Newfield's initial international project. An exploratory well to test the BZ 8-4 prospect on Block 05/36 reached its objective in the fourth quarter of 1997 and was plugged and abandoned after finding non-commercial hydrocarbons. Exploration efforts are continuing on this 415,000 acre block, and Newfield plans to drill a second exploration well in China in the second half of 1998. The international team will continue to evaluate opportunities in a few select basins where Newfield can apply its core competencies, such as 3-D geophysics and marine operations.

[MAP OF CHINA SHOWING LOCATION OF BOHAI BAY.]

SIGNIFICANT OPERATOR IN GULF OF MEXICO

    Newfield currently owns interests in 125 blocks in the Gulf of Mexico, representing 505,000 gross acres. In addition, Newfield operates 97 platforms and 118 pipelines and gathering lines and serves as operator for over 90% of its daily production. Newfield has an extensive seismic data base with licenses to more than 380,000 miles of speculative 2-D data and 3-D surveys covering approximately 1,700 blocks (out to 1,500 feet of water) in the Gulf of Mexico, which includes all of its producing fields. This substantial infrastructure, large acreage position, technology data base and emphasis on operations, when combined with an experienced and motivated group of employees, provides Newfield with the competitive advantages necessary to achieve its growth objectives.

    During 1997 Newfield operated more than two times its net daily production and based upon the latest available public information on gross operated daily production, Newfield was the 12th largest operator in the Gulf of Mexico. A survey prepared by the James K. Dodson Company ranked Newfield as the ninth most active driller in the Gulf of Mexico in 1997. The Company had, on average, 5.7 drilling and completion rigs under contract each day. In recognition of Newfield's operating capability, in April 1997, the Company was the recipient of the 1996 Minerals Management Service of the United States Department of the Interior SAFE Award for the Lafayette Production District.

===============================================================================

FORWARD-LOOKING STATEMENTS.   Certain of the statements set forth in this
annual report regarding production targets, anticipated production rates, estimates of proved reserves and cash flows therefrom and planned capital expenditures and activities, are forward looking and are based upon assumptions and anticipated results that are subject to numerous uncertainties. Actual results may vary significantly from those anticipated due to many factors. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations," which follows, for a further discussion of certain of these factors.

SECURITIES AND EXCHANGE COMMISSION FORM 10-K INFORMATION. The following pages include information required to be filed with the Securities and Exchange Commission on Form 10-K and are incorporated by reference in the Company's filing of its Form 10-K.

FINANCIAL SECTION CONTENTS


Five-Year Financial and Reserve Data...........................................................14

Management's Discussion and Analysis...........................................................15

Report of Independent Accountants..............................................................25

Consolidated Balance Sheet.....................................................................26

Consolidated Statement of Income...............................................................27

Consolidated Statement of Stockholders' Equity.................................................28

Consolidated Statement of Cash Flows...........................................................29

Notes to Consolidated Financial Statements.....................................................30

                            Intentionally Left Blank

                  SELECTED FIVE-YEAR FINANCIAL AND RESERVE DATA

     The following table sets forth selected consolidated financial and reserve data regarding the Company as of and for each of the periods indicated. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's consolidated financial statements and notes thereto and supplementary financial information, which follow.

                                                                        YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------------------------
                                                       1997         1996         1995         1994        1993
                                                     --------     --------     --------     --------     ---------
                                                                         (dollars in thousands)

INCOME STATEMENT DATA:
        Oil and gas revenues.......................  $199,399     $149,256     $ 94,598     $ 69,728     $  60,178
                                                     --------     --------     --------     --------     ---------
        Operating expenses:
          Lease operating .........................    24,308       16,946       14,227        9,555         7,096
          Depreciation, depletion and
            amortization...........................    94,000       64,026       49,904       34,118        25,116
          China ceiling test write-down............     4,254         ---          ---          ---           ---
          General and administrative, net..........    11,093        7,552        5,549        3,802         3,709
          Stock compensation (1)...................     1,177        1,943          692        1,084         3,235
                                                     --------     --------     --------     --------     ---------
            Total operating expenses...............  $134,832     $ 90,467     $ 70,372     $ 48,559     $  39,156
                                                     --------     --------     --------     --------     ---------

        Income from operations.....................  $ 64,567     $ 58,789     $ 24,226     $ 21,169     $  21,022

        Interest income (expense), net.............    (2,146)         497          780        1,379           759
                                                     --------     --------     --------     --------     ---------

        Income before income taxes.................  $ 62,421     $ 59,286     $ 25,006     $ 22,548     $  21,781
        Income tax provision.......................    21,818       20,792        8,742        8,108         7,753
                                                     --------     --------     --------     --------     ---------

        Net income ................................  $ 40,603     $ 38,494     $ 16,264     $ 14,440     $  14,028
                                                     ========     ========     ========     ========     =========

        Basic earnings per common share............  $   1.14     $   1.10     $   0.48     $   0.43     $    0.53
                                                     ========     ========     ========     ========     =========

        Diluted earnings per common share .........  $   1.07     $   1.03     $   0.45     $   0.40     $    0.50
                                                     ========     ========     ========     ========     =========

        Weighted average number of shares
          outstanding for basic earnings per
          share....................................    35,612       34,872       33,935       33,197        26,651

        Weighted average number of shares
          outstanding for diluted earnings
          per share................................    38,017       37,409       36,454       35,974        28,041

CASH FLOW DATA:
        Net cash provided by operating
          activities before changes in operating
          assets and liabilities ..................  $161,852     $125,226     $ 75,613     $ 57,535     $  48,024
        Net cash provided by operating activities..   160,338      127,494       67,640       68,121        38,569
        Net cash used in investing activities .....  (242,962)    (159,537)     (99,329)    (123,619)      (41,382)
        Net cash provided by financing activities..    77,551       32,800       33,810          865        57,482

BALANCE SHEET DATA (AT END OF PERIOD):
        Working capital............................  $    372     $ 11,436     $ 11,235     $ 10,987     $  70,268
        Oil and gas properties, net ...............   483,954      328,615      228,509      173,924        91,136
        Total assets...............................   553,621      395,938      277,406      215,557       183,683
        Long-term debt and capital lease
          obligations, less current maturities ....   129,623       60,000       25,152          555           446
        Stockholders' equity ......................   292,048      239,902      193,571      169,491       152,845

RESERVE DATA (AT END OF PERIOD):
        Proved Reserves:
          Oil and condensate (MBbls)...............    16,307       13,659        9,633        8,610         6,414
          Gas (MMcf)...............................   337,481      241,385      203,580      153,967       102,261
          Total proved reserves (MMcfe) ...........   435,323      323,339      261,378      205,627       140,745
        Present value of estimated future pre-tax
          net cash flows...........................  $654,669     $859,817(2)  $364,879     $230,594     $ 159,155

----------------------

(1) Stock compensation represents noncash stock compensation charges. See Note 6 to the Company's consolidated financial statements.
(2) The December 31, 1996 present value of estimated future pre-tax net cash flows would be $502,959 if calculated using oil and gas prices at December 31, 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following discussion is intended to assist in an understanding of the Company's consolidated financial position and results of operations for each year of the three-year period ended December 31, 1997. The Company's consolidated financial statements and the notes thereto that follow contain detailed information that should be referred to in conjunction with the following discussion.

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

         The Company uses the full cost method of accounting for its oil and gas properties. Under this method, all acquisition, exploration and development costs, including certain related employee costs (less any joint interest reimbursements for such costs) incurred for the purpose of acquiring and finding oil and gas reserves are capitalized in a "full cost pool" as incurred. These costs are grouped into cost centers on a country-by-country basis. The Company records depletion of its full cost pool using the unit of production method and uses its internal estimates of proved quantities of oil and gas reserves for financial accounting matters. For each cost center, to the extent that capitalized costs in a full cost pool (net of depreciation, depletion and amortization and related deferred taxes) exceed the present value (using a 10% discount rate) of estimated future net after-tax cash flows from proved oil and gas reserves, such excess costs are charged to operations. Once incurred, a write-down of oil and gas properties is not reversible at a later date even if oil or gas prices increase.

         In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("Statement No. 128"). The statement specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") and is designed to improve the EPS information provided in the financial statements by simplifying the existing computation. In February 1997, the FASB also issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("Statement No. 129"). The statement consolidates the existing requirements to disclose certain information about an entity's capital structure, for both public and nonpublic entities. The Company adopted the provisions of these statements in its 1997 annual consolidated financial statements.

         In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement No. 130"). The statement establishes standards for reporting and display of comprehensive income and its components. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). The statement specifies revised guidelines for determining an entity's operating and geographic segments and the type and level of financial information about those segments to be disclosed. The Company will adopt the provisions of Statements No. 130 and 131 in its 1998 consolidated financial statements. The Company does not believe that such adoption will have a material effect on its results of operations or the calculation of net income.

RESULTS OF OPERATIONS

         The following table sets forth certain operating information with respect to the oil and gas operations of the Company.


                                                                                    Year Ended December 31,
                                                                             ------------------------------------
                                                                                 1997        1996          1995
                                                                             ---------    ---------      ---------

Production:
  Oil and condensate (MBbls)...............................................      3,424        2,558        2,071
  Gas (MMcf)...............................................................     53,505       41,323       33,719
  Total production (MMcfe).................................................     74,049       56,670       46,145

Average Realized Price:
  Oil and condensate (per Bbl).............................................  $   19.08    $   20.89     $  17.23
  Gas (per Mcf)............................................................       2.51         2.32         1.75

Average Costs (per Mcfe):
  Lease operating..........................................................  $    0.33    $    0.30     $   0.31
  Depreciation, depletion and amortization.................................       1.27         1.13         1.08
  General and administrative, net..........................................       0.15         0.13         0.12

1997 COMPARED TO 1996

         PRODUCTION. Net production increased 31%, from 56.7 Bcfe for 1996, to
74.0 Bcfe for 1997. Oil and condensate production for 1997 increased 866 MBbls, or 34%, compared to 1996. Increased oil production for 1997 was due primarily to production increases from development drilling activities during 1996 at South Timbalier 148 and Ewing Bank 947, the acquisition of Ship Shoal 69 in the third quarter of 1996 and a well drilled and placed on production late in the fourth quarter 1996 at Vermilion 398. Gas production increased by 12.2 Bcf, or 29%, from 41.3 Bcf for 1996 to 53.5 Bcf for 1997. Increased gas production was due to production increases from development drilling activities during 1996 at South Timbalier 148 and Ewing Bank 947, the acquisition of interests in nine offshore blocks in the East Cameron, West Cameron and High Island areas of the Gulf of Mexico in July 1997, and wells drilled and placed on production during the fourth quarter of 1996 at Vermilion 308 and Vermilion 398. These increases were partially offset by natural production decline on other properties of the Company.

         OIL AND GAS REVENUES. Oil and gas revenues for 1997 increased by $50.1 million, or 34%, compared to 1996, primarily as a result of increased oil and gas production and higher realized gas prices. The average realized price of natural gas increased by 8%.

         For 1997, the average realized gas price was $2.51 per Mcf, which, as a result of hedging activities, was 96% of the $2.61 per Mcf average gas sales price that would have otherwise been received. As a result of hedging activities for gas production for 1996, the Company realized an average gas price of $2.32 per Mcf, or 86% of the $2.70 per Mcf average gas sales price that would have otherwise been received. For 1997, the average realized oil and condensate price was $19.08, which, as a result of hedging activities, was 101% of the $19.05 per barrel average oil and condensate sales price that would have otherwise been received. For 1996, the average realized oil and condensate price was $20.89, which as a result of hedging activities, was 99% of the $21.15 per barrel average oil and condensate sales price that would have otherwise been received. During 1997, approximately 64% of the Company's equivalent production was subject to hedge positions as compared to 54% in 1996.

         LEASE OPERATING EXPENSE. Lease operating expense for 1997 increased to $24.3 million from $16.9 million for 1996. Lease operating expense per Mcfe increased from $0.30 for 1996 to $0.33 for 1997. These increases are primarily attributable to a general increase in costs in the oilfield service industry, increased workover activities and lease operating costs associated with properties acquired during 1997 and 1996.

         DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE. During 1997, depreciation, depletion and amortization expense increased to $94.0 million from $64.0 million for 1996. The increase was the result of an increased depletion rate per Mcfe and production increases from acquisitions and exploratory and development drilling activities during 1996 and 1997. The depletion rate per unit for 1997 increased to $1.27 per Mcfe, from $1.13 per Mcfe for 1996. The increase in the depletion rate per unit is primarily attributable to increased costs of drilling goods and services, platforms and facilities construction and transportation services in the industry.

         CHINA CEILING TEST WRITE-DOWN. During 1997, the Company completed the drilling of its initial exploratory well in the Bohai Bay, offshore China at a cost of $4.3 million. The well did not encounter commercial quantities of oil or gas and the participants in the well agreed to plug and abandon it. As a result, in accordance with full cost accounting rules the Company recorded a write-down of its investment by the amount of the cost of the well. Newfield plans to drill a second exploration well in China in 1998. To the extent that the well fails to find commercial quantities of oil and gas, the Company's investment in that well would be subject to write-down.

         GENERAL AND ADMINISTRATIVE EXPENSE, NET. General and administrative expense, which is net of overhead reimbursements received by the Company from other working interest owners, increased to $11.1 million, or $0.15 per Mcfe for 1997, as compared to $7.6 million, or $0.13 per Mcfe, for 1996. Performance based compensation, as a component of general and administrative expense, increased from $4.9 million, or $0.09 per Mcfe for 1996 to $5.3 million, or $0.07 per Mcfe for 1997. Direct costs associated with staff increases during 1996 were partially offset by joint interest reimbursements. To the extent that the Company continues to grow the Company expects general and administrative expenses, in the aggregate, to continue to increase.

         INTEREST EXPENSE, NET. Interest expense, net of capitalized interest, for 1997 increased to $3.3 million from $0.4 million for 1996. The increase was attributable to higher average debt levels during 1997 and a lower percentage of total interest cost being capitalized. The Company expects its 1998 average debt levels to exceed those in 1997 and expects an increase in interest expense net of capitalized interest.

         NET INCOME. As a result of the foregoing, the Company had net income of $40.6 million, or $1.07 per diluted share, for 1997, as compared to $38.5 million, or $1.03 per diluted share, for 1996.

1996 COMPARED TO 1995

         PRODUCTION. Net production increased 23%, from 46.1 Bcfe for 1995, to
56.7 Bcfe for 1996. Oil and condensate production for 1996 increased 487 MBbls, or 24%, compared to 1995. Increased oil production for 1996 was due primarily to production increases at Eugene Island 182, Ship Shoal 157 and the acquisition of Ship Shoal 69 in the third quarter of 1996. Gas production increased by 7.6 Bcf, or 23%, from 33.7 Bcf for 1995 to 41.3 Bcf for 1996. Increased gas production was due to production increases at Eugene Island 251/262 and production from wells drilled and placed on production at Vermilion 355 and Vermilion 297 during the fourth quarter of 1995 and the first quarter of 1996, respectively. These increases were partially offset by natural production decline on other properties of the Company.

         OIL AND GAS REVENUES. Oil and gas revenues for 1996 increased by $54.7 million, or 58%, compared to 1995, primarily as a result of increased oil and gas production and increased oil and gas prices. The average realized price of oil and condensate increased by 21% and the average realized price of natural gas increased by 33%.

         For the year ended December 31, 1996, the average realized gas price was $2.32 per Mcf, which, as a result of hedging activities, was 86% of the $2.70 per Mcf average gas sales price that would have otherwise been received. For the year ended December 31, 1995, the average realized gas price was $1.75 per Mcf, which as a result of hedging activities, was 105% of the $1.67 per Mcf average gas sales price that would have otherwise been received. For 1996, the average realized oil and condensate price was $20.89, which, as a result of hedging activities, was 99% of the $21.15 per barrel average oil and condensate sales price that would have otherwise been received. Oil hedging activities for 1995 had a negligible impact on oil and condensate revenues. During 1996, approximately 54% of the Company's equivalent production was subject to hedge positions as compared to 42% in 1995.

         LEASE OPERATING EXPENSE. Lease operating expense for 1996 increased to $16.9 million from $14.2 million for 1995. Despite a general increase in costs in the oil service industry, lease operating expense per Mcfe decreased from $0.31 for 1995, to $0.30 for 1996. The decrease in lease operating expense per unit is primarily attributable to higher production volumes.

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

         NET INCOME. As a result of the foregoing, the Company had net income of $38.5 million or $1.03 per diluted share for 1996, as compared to $16.3 million or $0.45 per diluted share for 1995.

LIQUIDITY AND CAPITAL RESOURCES

         The Company had $0.4 million of working capital at December 31, 1997 compared to $11.4 million at December 31, 1996. The $11.0 million decrease in working capital is primarily due to increased drilling activity during 1997 offset by the impact of increased revenues and borrowings during the year. Long-term debt increased from $60.0 million at December 31, 1996 to $129.6 million at December 31, 1997. Working capital balances may fluctuate from year to year to the extent the Company increases or decreases borrowings under its revolving credit facility (the "Credit Facility"). Historically, the Company has funded its oil and gas activities through cash flow from operations, equity capital from private and public sources and bank borrowings. On October 15, 1997, the Company placed through a Rule 144A private placement offering, $125 million in senior unsecured notes due October 2007. Net proceeds from the sale of the notes were used to repay outstanding indebtedness under the Credit Facility. The notes were issued at 99.684% of par with a 7.45% coupon, with interest payable on April 15 and October 15, commencing April 15, 1998.

         The Company maintains its reserve-based revolving Credit Facility with The Chase Manhattan Bank, as agent. As of December 31, 1997, $5 million was outstanding under the Credit Facility. The Credit Facility was amended and restated as of October 9, 1997 in connection with the Company's private placement of $125 million of senior unsecured notes. The net proceeds of the private placement were used primarily to repay all amounts then outstanding under the Credit Facility. As so amended and restated, the Credit Facility provides a $125 million revolving credit maturing on October 31, 2002, improved interest rate pricing grids and additional flexibility under certain covenants. The amount available under the Credit Facility is subject to a calculated borrowing base, which is reduced by the principal amount of the senior notes outstanding at the time of calculation. The Company has an option, subject to the borrowing base, to increase the facility to $200 million. The Company currently has $120 million of available capacity under the Credit Facility.

         The Company's net cash flow from operations for 1997 was $160.3 million compared to $127.5 million for 1996. The increase is primarily due to increases in oil and gas production and average realized gas prices and changes in operating assets and liabilities. Net cash flow from operations before changes in operating assets and liabilities for 1997 was $161.9 million compared to $125.2 million for 1996. The year-to-year increase in net cash flow from operations before changes in operating assets and liabilities is primarily attributable to increases in oil and gas production and higher average realized natural gas prices, partially offset by higher operating expenses and lower oil prices.

         From time to time, the Company has utilized hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow, as well as to reduce its exposure to price fluctuations. While the use of these hedging arrangements limits the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. All of the Company's hedging transactions to date were carried out in the over-the-counter market and the obligations of the counterparties have been guaranteed by entities with at least an investment grade rating or secured by letters of credit. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in oil and gas revenues when the hedged production is delivered. Neither the hedging contracts nor the unrealized gains or losses on these contracts are recognized in the financial statements.

         As of December 31, 1997, the Company had entered into commodity price hedging contracts with respect to its 1998 production as follows:


                                   Swaps                            Collars                        Floor Contracts
                          -------------------------    ------------------------------------   -------------------------
                                        Weighted                             NYMEX
                                        Average                         Contract Price
                                         NYMEX                             per MMBtu                         NYMEX
                          Volume in  Contract Price    Volume in   ------------------------   Volume in  Contract Price
          Period           MMMBtu      per MMBtu         MMMBtu     Floor          Ceiling      MMMBtu     per MMBtu
       -----------       ----------- --------------    ---------   -------        ---------   ---------  --------------

January 1998.............  1,500 (1)    $3.09           1,500     $2.86-$3.36   $3.91-$4.30      ---          ---
February 1998 ...........  1,500 (1)    $2.77           1,500     $2.59-$2.98   $3.53-$4.03      ---          ---
March 1998 ..............  1,500 (1)    $2.48             750     $2.48-$2.66   $3.21-$3.38      750         $2.33
April 1998...............  1,000 (2)    $2.27             500     $2.28-$2.34   $2.83-$2.89      250         $2.33
May 1998.................    750 (3)    $2.27             250           $2.19         $2.65      250         $2.22
June 1998................    750 (3)    $2.26            ---             ---           ---       250         $2.20
July 1998................    750 (3)    $2.26            ---             ---           ---       ---          ---
August 1998..............    750 (3)    $2.26            ---             ---           ---       ---          ---
September 1998...........    750 (3)    $2.26            ---             ---           ---       ---          ---

------------------

(1) The Company has entered into a basis swap with respect to 50% of the indicated volume.
(2) The Company has entered into a basis swap with respect to 75% of the indicated volume.
(3) The Company has entered into a basis swap with respect to 33% of the indicated volume.

         These hedging transactions are settled based upon the average of the reported settlement prices on the New York Mercantile Exchange (the "NYMEX") for the last three trading days or occasionally, the penultimate trading day of a particular contract month (the "settlement price"). With respect to any particular swap transaction, the counterparty is required to make a payment to the Company in the event that the settlement price for any settlement period is less than the swap price for such transaction, and the Company is required to make payment to the counterparty in the event that the settlement price is greater than the swap price for such transaction. For any particular collar transaction, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price for such transaction, and the Company is required to make payment to the counterparty if the settlement price for any settlement period is above the ceiling price for such transaction. For any particular floor transaction, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price for such transaction. The Company is not required to make any payment in connection with the settlement of a floor transaction.

         The Company enters into basis swaps (either as part of a particular hedging transaction or separately) tied to a particular NYMEX-based transaction to mitigate basis risk. Because substantially all of the Company's natural gas production is sold under spot contracts that have historically correlated with the swap price, the Company believes that it has no material basis risk with respect to gas swaps that are not coupled with basis swaps.

         The Company has entered into a crude oil swap agreement for 15,000 barrels of oil production per month for the period January 1998 through June 1998, which effectively fixes the price of such production against the NYMEX West Texas Intermediate contract price ranging from $20.77 to $21.52 per barrel. Because substantially all of the Company's oil production is sold under spot contracts which correlate to the West Texas Intermediate price, the Company believes that it has no material basis risk with respect to these transactions.

         Subsequent to December 31, 1997, the Company entered into additional commodity price hedging contracts with respect to its 1998 production as follows:


                                   Swaps                            Collars                        Floor Contracts
                         --------------------------    ----------------------------------    -------------------------
                                                                           NYMEX
                                       Weighted                        Contract Price
                                       Average                           per MMBtu
                                        NYMEX                      ----------------------                  NYMEX
                          Volume in  Contract Price    Volume in                             Volume in  Contract Price
          Period           MMMBtu      per MMBtu         MMMBtu     Floor        Ceiling       MMMBtu     per MMBtu
       -----------       ----------- --------------    ---------   -------      ---------    ---------  --------------

May 1998.................   ---          ---             ---        ---           ---             500           $2.20
June 1998................   ---          ---             ---        ---           ---             750           $2.21
July 1998................   ---          ---             ---        ---           ---           1,250     $2.20-$2.21
August 1998..............   ---          ---             ---        ---           ---           1,250     $2.20-$2.21
September 1998...........   ---          ---             ---        ---           ---           1,250     $2.20-$2.21

         Capital expenditures for 1997 were $253.2 million, consisting of $66.8 million for exploration, $117.3 million for development and $69.1 million for acquisitions of properties. The Company's exploration capital expenditure budget for 1998 is approximately $59 million. Primarily as a result of the Company's successful exploratory wells drilled in 1997, 20% of the Company's proved reserves at December 31, 1997 were proved undeveloped. The Company has budgeted approximately $98 million in 1998 for development drilling and construction expenditures for platforms, facilities and pipelines including $4 million for the abandonment or dismantlement of existing wells and facilities. The Company continues to pursue attractive acquisition opportunities. The timing and size of any acquisition and the associated capital commitments are unpredictable.

         Actual levels of capital expenditures may vary significantly due to many factors, including drilling results, oil and gas prices, industry conditions, the prices and availability of goods and services and the extent to which proved properties are acquired. The Company anticipates that capital expenditures will be funded principally from cash flow from operations, working capital and bank borrowings. During 1997, the Company borrowed $357.3 million and repaid $412.3 million under the Credit Facility. The Company anticipates additional borrowings under the Credit Facility during 1998.

         To cover the various obligations of lessees on the Outer Continental Shelf (the "OCS"), the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases. Additionally, the MMS may require operators in the OCS to post supplemental bonds in excess of lease and area wide bonds to assure that abandonment obligations on specific properties will be met. The Company is currently exempt from the supplemental bonding requirements of the MMS. Under certain circumstances, the MMS may require any Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations.

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

         The Company has been named as a defendant in certain lawsuits arising in the ordinary course of business. While the outcome of these lawsuits cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the financial position, liquidity or results of operations or cash flows of the Company.

YEAR 2000 ISSUES

         Year 2000 issues result from the inability of computer programs or computerized equipment to accurately calculate, store or use a date subsequent to December 31, 1999. The erroneous date can be interpreted in a number of different ways; typically the year 2000 is represented as the year 1900. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business.

         Because the Company was recently formed, it was aware of, and considered Year 2000 issues at the time of purchase or development of its software systems. In addition, the Company has recently completed a further assessment of its core financial and operational software systems to ensure compliance. Further assessment of other less critical software systems and various types of equipment is continuing and should be completed by June 1998. The Company believes that the potential impact, if any, of these systems not being Year 2000 compliant will at most require employees to manually complete otherwise automated tasks or calculations and it should not impact the Company's ability to continue exploration, drilling, production or sales activities.

         The Company has initiated formal communication with its significant suppliers, business partners and customers to determine the extent to which the Company is vulnerable to those third parties' failure to correct their own Year 2000 issues. There can be no guarantee, however, that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems would not have a material adverse effect on the Company. The Company has determined it has no exposure to contingencies related to the Year 2000 issue with respect to products sold to third parties.

         The Company has and will utilize both internal and external resources to complete tasks and perform testing necessary to address the Year 2000 issue. The Company plans to complete the Year 2000 project no later than December 31, 1998. The Company does not anticipate that it will incur any significant costs relating to the assessment and remediation of Year 2000 issues.

FORWARD-LOOKING STATEMENTS

         This document includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this document, including statements regarding production targets, anticipated production rates, planned capital expenditures, the availability of capital resources to fund capital expenditures, estimates of proved reserves, wells planned to be drilled in the future, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements are based upon assumptions and anticipated results that are subject to numerous uncertainties. Actual results may vary significantly from those anticipated due to many factors, including drilling results, oil and gas prices, industry conditions, the prices of goods and services, the availability of drilling rigs and other support services and the availability of capital resources. In addition, the drilling of oil and gas wells and the production of hydrocarbons are subject to governmental regulations and operating risks.

           There are also numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimate and such revisions, if significant, would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

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





/s/ JOE B. FOSTER                               /s/ TERRY W. RATHERT
--------------------------------                ---------------------------
Joe B. Foster                                   Terry W. Rathert
Chairman of the Board, President                Vice President - Planning
  and Chief Executive Officer                   and Administration and
                                                  Secretary

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Stockholders and Board of Directors of Newfield Exploration Company:

         We have audited the accompanying balance sheets of Newfield Exploration Company as of December 31, 1997 and 1996, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newfield Exploration Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND L.L.P.

Houston, Texas
February 6, 1998

                          NEWFIELD EXPLORATION COMPANY
                           CONSOLIDATED BALANCE SHEET
                  (In thousands of dollars, except share data)



                                                                                               December 31,
                                                                                     ------------------------------
                                                                                        1997                1996
                                                                                     ----------         -----------
                          ASSETS

Current assets:
   Cash and cash equivalents......................................................   $    8,217         $    13,290
   Accounts receivable - oil and gas..............................................       54,123              46,814
   Other..........................................................................        2,426               1,179
                                                                                     ----------         -----------
     Total current assets.........................................................       64,766              61,283
                                                                                     ----------         -----------
Oil and gas properties (full cost method, of which $79,264
   at December 31, 1997 and $55,305 at December 31, 1996
   were excluded from amortization)...............................................      775,585             526,680
Furniture, fixtures and equipment.................................................        3,100               2,496
Less - accumulated depreciation, depletion and amortization.......................     (293,111)           (199,161)
                                                                                     ----------         -----------
                                                                                        485,574             330,015
                                                                                     ----------         -----------
Other assets......................................................................        3,281               4,640
                                                                                     ----------         -----------
    Total assets..................................................................   $  553,621         $   395,938
                                                                                     ==========         ===========

   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued liabilities........................................  $   63,834         $    46,072
   Advances from joint owners......................................................         560               3,612
   Current maturities of capital lease obligations.................................        ---                  163
                                                                                     ----------         -----------
     Total current liabilities....................................................       64,394              49,847
                                                                                     ----------         -----------
Other liabilities..................................................................       3,846               2,048
Long-term debt.....................................................................     129,623              60,000
Deferred taxes.....................................................................      63,710              44,141
                                                                                     ----------         -----------
    Total long-term liabilities....................................................     197,179             106,189
                                                                                     ----------         -----------
Commitments and contingencies (Note 5).............................................       ---                 ---

Stockholders' equity:
   Preferred stock ($0.01 par value, 5,000,000 shares authorized;
     no shares issued).............................................................       ---                 ---
   Common stock ($0.01 par value, 100,000,000 and 50,000,000 shares authorized; 35,975,777 and 35,243,040 shares issued and outstanding
     at December 31, 1997 and December 31, 1996, respectively).....................         360                 352
   Additional paid-in capital......................................................     160,672             147,291
   Unearned compensation...........................................................      (4,592)             (2,746)
   Retained earnings...............................................................     135,608              95,005
     Total stockholders' equity....................................................  ----------         -----------
                                                                                        292,048             239,902
                                                                                     ----------         -----------
     Total liabilities and stockholders' equity....................................  $  553,621         $   395,938
                                                                                     ==========         ===========



The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY
                        CONSOLIDATED STATEMENT OF INCOME
                 (In thousands, except share and per share data)

                                                                                    Year Ended December 31,
                                                                           ----------------------------------------
                                                                              1997           1996            1995
                                                                           ---------      ---------       ---------

Oil and gas revenues...................................................    $ 199,399      $ 149,256       $  94,598
                                                                           ---------      ---------       ---------
Operating expenses:
     Lease operating ..................................................       24,308         16,946          14,227
     Depreciation, depletion and amortization..........................       94,000         64,026          49,904
     China ceiling test write-down.....................................        4,254           ---             ---
     General and administrative, net...................................       11,093          7,552           5,549
     Stock compensation................................................        1,177          1,943             692
                                                                           ---------      ---------       ---------
         Total operating expenses......................................      134,832         90,467          70,372
                                                                           ---------      ---------       ---------

Income from operations ................................................       64,567         58,789          24,226

Other income (expenses):
     Interest income...................................................        1,122            917             988
     Interest expense, net.............................................       (3,268)          (420)           (208)
                                                                           ---------      ---------       ---------
                                                                              (2,146)           497             780
                                                                           ---------      ---------       ---------

Income before income taxes.............................................       62,421         59,286          25,006

Income tax provision:
     Current...........................................................        ---               29              21
     Deferred..........................................................       21,818         20,763           8,721
                                                                           ---------      ---------        --------
                                                                              21,818         20,792           8,742
                                                                           ---------      ---------        --------
Net income ............................................................    $  40,603      $  38,494        $ 16,264
                                                                           =========      =========        ========

Basic earnings per common share........................................    $    1.14      $    1.10        $   0.48
                                                                           =========      =========        ========
Diluted earnings per common share......................................    $    1.07      $    1.03        $   0.45
                                                                           =========      =========        ========
Weighted average number of shares outstanding
     for basic earnings per share......................................   35,612,488     34,872,113      33,935,310

Weighted average number of shares outstanding
     for diluted earnings per share....................................   38,017,177     37,408,924      36,454,023


   The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                        (In thousands, except share data)


                                                                                                Unrealized Gain (Loss)
                                          Common Stock     Additional                               on Investment         Total
                                      -------------------    Paid-In     Unearned     Retained        Securities       Stockholders'
                                        Shares    Amount    Capital    Compensation   Earnings    Available for Sale      Equity
                                      ---------   -------  ----------  ------------   --------  ---------------------  -------------
Balance, December 31, 1994........... 33,332,360   $  333  $ 130,718   $    (1,788)   $ 40,247           $(19)            $169,491
Issuance of common stock
  for cash, net of offering costs....  1,016,484       10      4,333                                                         4,343
Issuance of restricted stock, less
  amortization of $33................      6,000                  80           (47)                                             33
Cancellation of stock options........                            (63)           17                                             (46)
Amortization of stock
  compensation.......................                                          705                                             705
Adjustment to unrealized loss
  on investment securities
  available for sale ................                                                                      19                   19
Tax benefit from exercise
  of stock options (Note 6)..........                          2,762                                                         2,762
Net income...........................                                                   16,264                              16,264
                                      ----------   ------  ---------   -----------   ---------           ----             --------
Balance, December 31, 1995........... 34,354,844      343    137,830        (1,113)     56,511            ---              193,571
Issuance of common stock
  for cash...........................    632,196        6      3,204                                                         3,210
Issuance of restricted stock, less
  amortization of $1,441.............    256,000        3      3,601        (2,163)                                          1,441
Cancellation of stock options........                            (28)            3                                             (25)
Amortization of stock
  compensation.......................                                          527                                             527
Tax benefit from exercise
  of stock options (Note 6)..........                          2,684                                                         2,684
Net income...........................                                                   38,494                              38,494
                                      ----------   ------  ---------   -----------   ---------           ----             --------
Balance, December 31, 1996........... 35,243,040      352    147,291        (2,746)     95,005            ---              239,902
Issuance of common stock
  for cash...........................    686,915        7      8,088                                                         8,095
Issuance of restricted stock, less
  amortization of $226...............     45,822        1      3,022        (2,797)                                            226
Amortization of stock
  compensation.......................                                          951                                             951
Tax benefit from exercise
  of stock options (Note 6)..........                          2,271                                                         2,271
Net income...........................                                                   40,603                              40,603
                                      ----------   ------  ---------   -----------   ---------           ----             --------
Balance, December 31, 1997........... 35,975,777   $  360  $ 160,672   $    (4,592)  $ 135,608           $---             $292,048
                                      ==========   ======  =========   ===========   =========           ====             ========



   The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)


                                                                                 Year Ended December 31,
                                                                       -------------------------------------------
                                                                          1997            1996              1995
                                                                       ----------      -----------      ----------
Cash flows from operating activities:
   Net Income.......................................................   $   40,603      $    38,494      $   16,264

Adjustments to reconcile net income to net cash provided by
   operating activities:
      Depreciation, depletion and amortization......................       94,000           64,026          49,904
      China ceiling test write-down.................................        4,254            ---             ---
      Deferred taxes................................................       21,818           20,763           8,721
      Stock compensation............................................        1,177            1,943             692
      Realized loss on sale of investment securities................         ---             ---                32
                                                                       ----------       ----------      ----------
                                                                          161,852          125,226          75,613
   Changes in assets and liabilities:
      Increase in accounts receivable, oil and gas..................       (7,309)         (21,418)         (8,859)
      (Increase) decrease in other current assets...................       (1,226)           3,793            (307)
      (Increase) decrease in other assets...........................        1,359              443             (24)
      Increase in accounts payable
         and accrued liabilities....................................        6,912           16,523           4,275
      Increase (decrease) in advances from  joint owners............       (3,052)           1,939          (3,194)
      Increase in other liabilities.................................        1,802              988             136
                                                                       ----------       ----------      ----------

            Net cash provided by operating activities...............      160,338          127,494          67,640
                                                                       ----------       ----------      ----------
Cash flows from investing activities:
   Additions to oil and gas properties..............................     (242,309)        (158,834)       (106,957)
   Additions to furniture, fixtures and equipment...................         (653)            (703)           (599)
   Sales of investment securities...................................         ---             ---             8,227
                                                                       ----------       ----------      ----------

            Net cash used in investing activities...................     (242,962)        (159,537)        (99,329)
                                                                       ----------       ----------      ----------


Cash flows from financing activities:
   Proceeds from borrowings.........................................      357,250          281,000          96,000
   Repayments of borrowings.........................................     (412,250)        (251,000)        (66,000)
   Proceeds from issuance of senior notes...........................      124,619             ---             ---
   Proceeds from issuances of common stock, net.....................        8,095            3,210           4,343
   Payments on capital lease obligations............................         (163)            (410)           (533)
                                                                       ----------       ----------      ----------

            Net cash provided by financing activities...............       77,551           32,800          33,810
                                                                       ----------       ----------      ----------

Increase (decrease) in cash and cash equivalents....................       (5,073)             757           2,121
Cash and cash equivalents, beginning of period......................       13,290           12,533          10,412
                                                                       ----------        ---------      ----------
Cash and cash equivalents, end  of period...........................   $    8,217        $  13,290      $   12,533
                                                                       ==========        =========      ==========


   The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         These financial statements include the accounts of Newfield Exploration Company (the "Company"), a Delaware corporation, which was formed on December 5, 1988 to conduct offshore oil and gas exploration and drilling and development operations in the Gulf of Mexico. The Company has diversified its operations into onshore South Louisiana and select international areas. The Company conducts foreign operations through its subsidiaries. As an independent oil and gas producer, the Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for natural gas, oil and condensate, which are dependent upon numerous factors beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been very volatile, as evidenced by the recent volatility of oil and gas prices, and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future. A substantial or extended decline in oil and gas prices could have a material adverse effect on the Company's financial position, results of operations, cash flows, quantities of oil and gas reserves that may be economically produced and access to capital.

Principles of Consolidation

         The consolidated financial statements include the accounts of Newfield Exploration Company and its subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated.

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

Earnings Per Share

         Effective December 31, 1997, the Company retroactively adopted the provisions of Statement of Financial Accounting Standards No. 128 for all periods presented. Basic earnings per common share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities were exercised or converted to common stock. All share amounts reflect the retroactive application of a two-for-one common stock split in December 1996.

                          NEWFIELD EXPLORATION COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


         The following is a calculation of basic and diluted weighted average shares outstanding for each of the three years in the period ended December 31, 1997:


                                                                    1997           1996           1995
                                                                 ----------     ----------     ----------

Shares outstanding for basic EPS............................     35,612,488     34,872,113     33,935,310

Dilution effect of stock options
    outstanding at end of period............................      2,404,689      2,536,811      2,518,713
                                                                 ----------     ----------     ----------
Shares outstanding for diluted EPS..........................     38,017,177     37,408,924     36,454,023
                                                                 ==========     ==========     ==========

Financial Instruments


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

         The Company enters into various commodity price hedging contracts with respect to its oil and gas production. While the use of these hedging arrangements limits the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. Such contracts are accounted for as hedges, in accordance with Statement of Financial Accounting Standards No.
80. Gains and losses on these contracts are recognized in revenue in the period in which the underlying production is delivered. These instruments are measured for correlation at both the inception of the contract and on an ongoing basis. If these instruments cease to meet the criteria for deferral accounting, any subsequent gains or losses are recognized in revenue. If these instruments are terminated prior to maturity, resulting gains and losses continue to be deferred until the hedged item is recognized in revenue. Neither the hedging contracts nor the unrealized gains or losses on these contracts are recognized in the financial statements.

Oil and Gas Properties

         The Company uses the full cost method of accounting for exploration and development costs. Under this method of accounting, all costs incurred in the acquisition, exploration and development of oil and gas properties are capitalized into cost centers that are established on a country-by-country basis. Such capitalized costs and estimated future development and dismantlement costs are amortized on a unit-of-production method based on proved reserves. For each cost center, the net capitalized costs of oil and gas properties are limited to the lower of unamortized cost or the cost center ceiling, defined as the sum of the present value (10% discount rate) of estimated future net revenues from proved reserves, based on year-end oil and gas prices; plus the cost of properties not being amortized, if any; plus the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less related income tax effects. In accordance with full cost accounting rules the Company recorded a write-down of $4.3 million in 1997 related to an unsuccessful well in China.

                          NEWFIELD EXPLORATION COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


         Proceeds from the sale of oil and gas properties are applied to reduce the costs in the cost center unless the sale involves a significant quantity of reserves in relation to the cost center, in which case a gain or loss is recognized.

         Unevaluated properties and associated costs not currently being amortized and included in oil and gas properties were $71.4 million and $55.3 million at December 31, 1997 and 1996, respectively. Additionally, at December 31, 1997, there was $7.9 million of unproved property costs associated with the Company's investment in international activities. The properties represented by these costs were at such dates undergoing exploration or development activities, or are properties on which the Company intends to commence such activities in the future. The Company believes that the unevaluated properties at December 31, 1997 will be substantially evaluated and therefore subject to amortization in 12 to 24 months.

         Other property and equipment are recorded at cost and are depreciated over their estimated useful lives of five to seven years using the straight-line method.

Abandonment and Dismantlement Costs

         Future abandonment and dismantlement costs include costs to dismantle, relocate and dispose of the Company's offshore production platforms, gathering systems, wells and related structures. The Company develops estimates of its future abandonment and dismantlement costs for each of its properties based upon the type of production structure, depth of water, currently available abandonment procedures and consultations with construction and engineering consultants. The Company does not currently anticipate additional abandonment and dismantlement costs will be incurred beyond such estimates. Such estimates are re-evaluated by the Company's engineers at least annually.

         Total estimated future abandonment and dismantlement costs associated with the Company's developed and acquired properties were $53.9 million, $41.5 million, and $35.9 million as of December 31, 1997, 1996 and 1995, respectively.

         Estimated future abandonment and dismantlement costs are accrued on a unit-of-production method based on proved reserves. The portion of future abandonment and dismantlement costs that has been accrued is included in accumulated depreciation, depletion and amortization and was $23.6 million, $18.0 million and $13.7 million as of December 31, 1997, 1996 and 1995, respectively.

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

                          NEWFIELD EXPLORATION COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


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

Major Customers

         The Company sold oil and gas production representing more than 10% of its oil and gas revenues for the year ended December 31, 1997, to Coast Energy Group (12%) and Gulfmark Energy, Inc. (11%); for the year ended December 31, 1996, to Gulfmark Energy, Inc. (17%), Coast Energy Group (16%), and Superior Natural Gas Corporation (12%); for the year ended December 31, 1995, to Gulfmark Energy, Inc. (22%), Coast Energy Group (15%), and Northridge Energy (10%). Based upon the current demand for oil and gas, the Company believes that the loss of any of these purchasers would not have a material adverse effect on the Company.


2.       HEDGING TRANSACTIONS:

         During 1997, approximately 64% of the Company's equivalent production was subject to hedge positions as compared to 54% in 1996. The Company has entered into hedging transactions with respect to a portion of its estimated production for 1998.

         As of December 31, 1997, the Company had entered into commodity price hedging contracts with respect to its gas production for 1998 as follows:


                                                                NYMEX Contract
                                                                Price per MMBtu
                                                 --------------------------------------------------
                                                                    Collar
                                  Volume in                -------------------------      Floor           Fair Market
               Period               MMMBtu        Swap        Floor        Ceiling       Contract           Value(3)
           --------------         ---------      ------    -----------   -----------    -----------      --------------

January 1998 - March 1998
      Price Swap Contracts.......  4,500(1)      $2.78         ---           ---            ---            $2.7 million
      Collar Contracts...........  3,750          ---      $2.48-$3.36   $3.21-$4.30        ---            $2.4 million
      Floor Contracts............    750          ---          ---           ---           $2.33           $0.1 million
April 1998 - June 1998
      Price Swap Contracts.......  2,500(1)      $2.27         ---           ---            ---            $0.2 million
      Collar Contracts...........    750          ---      $2.19-$2.34   $2.65-$2.89        ---            $0.1 million
      Floor Contracts............    750          ---          ---           ---        $2.20-$2.33        $0.1 million
July 1998 - September 1998
      Price Swap Contracts.......  2,250(2)      $2.26         ---           ---            ---            $0.2 million

-----------------------

         (1) The Company has entered into a basis swap with respect to 50% of the indicated volume.
         (2) The Company has entered into a basis swap with respect to 33% of the indicated volume.
         (3) The fair market value is calculated using prices derived from NYMEX futures contract prices existing at December 31, 1997.

                          NEWFIELD EXPLORATION COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


         As of December 31, 1996, the Company had entered into commodity price hedging contracts with respect to its gas production for 1997 as follows:



                                                                NYMEX Contract
                                                                Price per MMBtu
                                                     ----------------------------------
                                                                    Collar
                                      Volume in               -------------------------          Fair Market
               Period                  MMMBtu        Swap         Floor         Ceiling            Value(2)
           --------------             ---------      ------   -----------   -----------         --------------

January 1997 - March 1997
      Price Swap Contracts........... 3,900(1)       $ 2.22       ---            ---            ($3.3 million)
      Cashless Collar Contracts...... 7,650(1)         ---    $1.97-$2.60    $2.39-$3.05        ($3.3 million)
April 1997 - June 1997
      Price Swap Contracts........... 2,400(1)       $ 1.97       ---            ---            ($0.2 million)

------------------

         (1) The Company has entered into a basis swap with respect to 100% of the indicated volume.
         (2) The fair market value is calculated using prices derived from NYMEX futures contract prices existing at December 31, 1996.

         These hedging transactions are settled based upon the average of the reported settlement prices on the New York Mercantile Exchange (the "NYMEX") for the last three trading days or occasionally, the penultimate trading day of a particular contract month (the "settlement price"). With respect to any particular swap transaction, the counterparty is required to make a payment to the Company in the event that the settlement price for any settlement period is less than the swap price for such transaction, and the Company is required to make payment to the counterparty in the event that the settlement price for any settlement period is greater than the swap price for such transaction. For any particular collar transaction, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price for such transaction, and the Company is required to make payment to the counterparty if the settlement price for any settlement period is above the ceiling price of such transaction. For any particular floor transaction, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price for such transaction. The Company is not required to make any payment in connection with the settlement of a floor transaction.

         The Company enters into basis swaps (either as part of a particular hedging transaction or separately) tied to a particular NYMEX-based transaction to mitigate basis risk. Because substantially all of the Company's natural gas production is sold under spot contracts that have historically correlated with the swap price, the Company believes that it has no material basis risk with respect to gas swaps that are not coupled with basis swaps.

         The Company has entered into a crude oil swap agreement for 15,000 barrels of oil production per month for the period January 1998 through June 1998, which effectively fixes the price of such production against the NYMEX West Texas Intermediate contract price ranging from $20.77 to $21.52 per barrel. Because substantially all of the Company's oil production is sold under spot contracts which correlate to the West Texas Intermediate price, the Company believes that it has no material basis risk with respect to these transactions.

                          NEWFIELD EXPLORATION COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


3.       DEBT:

         Long-term debt consisted of the following (in thousands):


                                                                      December 31,             December 31,
                                                                          1997                     1996
                                                                      ------------             ------------
Senior Unsecured Debt

   Bank revolving credit facility:
      Prime rate based loans..................................        $      5,000             $     25,000
      LIBOR based loans.......................................                ---                    35,000
                                                                      ------------             ------------
             Total bank revolving credit facility.............               5,000                   60,000
                                                                      ------------             ------------
   7.45% Senior Notes, due 2007...............................             124,623                     ---
                                                                      ------------             ------------
      Long-term debt..........................................        $    129,623             $     60,000
                                                                      ============             ============

         At December 31, 1997 and 1996 the interest rates under the bank revolving credit facility for prime rate loans were 8.50% and 8.25%, respectively, and for LIBOR based loans were 6.19% and 6.38%, respectively.

         The Company has an unsecured revolving credit agreement (the "Credit Facility") with a current commitment of $125 million that matures on October 31, 2002. As of December 31, 1997, there was $5 million outstanding under the Credit Facility. The Company's calculated borrowing base was $225 million ("Borrowing Base") which is reduced by the aggregate principal then outstanding on the Senior Notes, currently resulting in an available Borrowing Base of $100 million. The Borrowing Base is determined by the majority banks party to the agreement. The Company has the option, subject to notification and conditioned upon the then effective Borrowing Base, to increase the size of the Credit Facility to $200 million.

         Borrowings under the Credit Facility bear interest, at the Company's option, at (i) the higher of (a) the federal fund rate plus 50 basis points and
(b) the bank's prime rate or (ii) LIBOR plus a variable margin, which is based upon the loan amount outstanding relative to the Borrowing Base and the Company's corporate credit ratings. The Credit Facility also provides for the payment of a commitment fee and a standby fee. The Company paid fees of $148,000, $205,000, and approximately $179,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

         The Credit Facility contains positive and negative covenants which, among other things, require the Company to maintain a working capital ratio, as defined, a fixed charge coverage ratio, as defined, and a minimum net worth. The Credit Facility also limits the incurrence of additional debt, additional liens on properties, sale of certain assets and the declaration or payment of dividends.

         On October 15, 1997, the Company issued $125 million of 7.45% Senior Notes due 2007 ("the Notes"). The Notes were issued at 99.684% of par with a 7.45% coupon, with interest payable on April 15 and October 15, commencing April 15, 1998. The Notes may be redeemed at any time, at the option of the Company, in whole or in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest (if any) to the date of redemption plus a premium (if any) relating to the then prevailing yield on United States Treasury notes with a term equal to the remaining life of the Notes. The Notes are senior unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of the Company, including indebtedness under its Credit Facility.

                          NEWFIELD EXPLORATION COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


4.       FEDERAL INCOME TAXES:

The components of deferred tax assets and liabilities are as follows (in thousands):


                                                                                   December 31,        December 31,
                                                                                       1997                1996
                                                                                   ------------        ------------
Deferred tax liability:
     Oil and gas properties.....................................................   $     83,012        $     55,993
                                                                                   ------------        ------------
Deferred tax asset:
     Alternative minimum tax....................................................          1,848               1,848
     Net operating losses.......................................................         15,073               8,329
     Other, net.................................................................          2,381               1,675
                                                                                   ------------        ------------
                                                                                         19,302              11,852
Valuation allowance.............................................................          ---                  ---
                                                                                   ------------        ------------
     Net deferred tax liability.................................................   $     63,710        $     44,141
                                                                                   ============        ============

         The Company does not believe a deferred tax asset valuation is required because all tax carryovers are expected to be fully utilized.

         As of December 31, 1997, the Company had a net operating loss ("NOL") carryforward for federal income tax purposes of approximately $38.0 million and $5.0 million for foreign income tax purposes that may be used in future years to offset taxable income. Utilization of the Company's NOL carryforward is subject to annual limitations due to certain stock ownership changes that have occurred or may occur. To the extent not utilized, the NOL carryforward will begin to expire in 2005.

5.       COMMITMENTS AND CONTINGENCIES:

         The Company has entered into a noncancelable operating lease agreement for office space in Houston, Texas. The lease term expires in November 2002, with two options to renew the lease for five years each.

         Future minimum lease payments required as of December 31, 1997 related to this operating lease are as follows (in thousands):


         Year ended December 31,
                  1998................................................................   $  572
                  1999................................................................      592
                  2000................................................................      613
                  2001................................................................      633
                  2002 ...............................................................      541
                      Total minimum lease payments....................................   ------
                                                                                         $2,951
                                                                                         ======

         Rent expense for the years ended December 31, 1997, 1996 and 1995 was $590,000, $537,000 and $490,000, respectively.

                          NEWFIELD EXPLORATION COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


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

Stock Option Plans

         The Company has granted options pursuant to its 1989, 1990, 1991, 1993 and 1995 stock option plans (collectively, the "Stock Option Plans"). Options that have been granted and are outstanding generally expire 10 years from the date of grant and become exercisable at the rate of 20% per year. The following is a summary of all stock option activity for 1995, 1996 and 1997:


                                                                    Number                Weighted
                                                                   of Shares               Average
                                                                  Underlying              Exercise
                                                                    Options                Prices
                                                                  ----------             ---------
         Outstanding at December 31, 1994......................    4,438,440             $    4.39
         Granted...............................................      241,600                 13.18
         Exercised.............................................     (981,550)                 4.06
         Forfeited.............................................      (34,750)                 9.63
         Expired...............................................      (96,000)                14.14
                                                                  ----------             ---------
         Outstanding at December 31, 1995......................    3,567,740                  4.76
         Granted...............................................      539,350                 15.35
         Exercised.............................................     (598,590)                 4.64
         Forfeited.............................................      (25,800)                 9.09
                                                                  ----------             ---------
         Outstanding at December 31, 1996......................    3,482,700                  6.39
         Granted...............................................      285,000                 22.16
         Exercised.............................................     (375,070)                 5.25
         Forfeited.............................................         (640)                13.94
                                                                  ----------             ---------
         Outstanding at December 31, 1997......................    3,391,990             $    7.84
                                                                  ==========             =========
         Exercisable at December 31, 1995                          2,292,790             $    4.04
                                                                  ==========             =========
         Exercisable at December 31, 1996                          2,168,770             $    4.18
                                                                  ==========             =========
         Exercisable at December 31, 1997                          2,291,480             $    4.73
                                                                  ==========             =========

        At December 31, 1997, the Company had an additional 702,840 options available for grant. If granted, these additional options will be exercisable at a price not less than the fair market value per share of the Company's Common Stock on the date of grant. The weighted average fair value of options granted during 1997, 1996 and 1995 was $9.42, $6.39 and $5.69, respectively.

                          NEWFIELD EXPLORATION COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


        The fair value of each stock option granted is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1997, 1996 and 1995: no dividend yield for all years; expected volatility of 31.56%, 28.52% and 28.52%, respectively; risk-free interest rates of 6.47%, 6.25% and 6.25%, respectively; and an expected option life of 6.50 years for all years.

        The following table summarizes information about stock options outstanding and exercisable at December 31, 1997:



                                     Options Outstanding                                       Options Exercisable
             ----------------------------------------------------------------------   ----------------------------------
                                                  Weighted Average     Weighted                               Weighted
                  Range of                           Remaining          Average                               Average
               Exercise Prices     Outstanding    Contractual Life   Exercise Price   Exercisable         Exercise Price
             ------------------    -----------    ----------------   --------------   -------------    -----------------
            $ 3.50 to   $ 5.62     2,369,280          4 years          $ 4.00         2,125,530           $    3.97
             10.94 to    14.78       646,710          8 years           13.58           147,750               13.54
             15.04 to    20.81       103,000          9 years           19.57             8,000               18.77
             21.31 to    29.94       273,000          9 years           23.18            10,200               14.72
            ------------------     -----------    ----------------    -------------   -------------    -----------------
            $ 3.50 to   $29.94     3,391,990          5 years          $ 7.84         2,291,480           $    4.73

         Common Stock issued through the exercise of stock options results in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. For financial reporting purposes, the tax effect of this deduction is accounted for as a credit to additional paid-in capital rather than as a reduction of income tax expense. The exercise of stock options during 1997, 1996 and 1995 resulted in a tax benefit to the Company of approximately $2.3 million, $2.7 million and $2.8 million, respectively, which was recorded as an increase in stockholders' equity.

Employee Stock Purchase Plan

         The Company established an Employee Stock Purchase Plan (the "Stock Purchase Plan") that permits eligible employees to acquire Common Stock. Under the Stock Purchase Plan, the Company is authorized to issue up to 200,000 shares of Common Stock.

         For each six-month period beginning on January 1 or July 1 during the term of the Stock Purchase Plan, each eligible employee has the opportunity to purchase Common Stock for a purchase price equal to 85% of the lesser of the fair market value of the Common Stock on (i) the first day of the period, or
(ii) the last day of the period. No employee may purchase Common Stock under the Stock Purchase Plan valued at more than $25,000 for each calendar year.

         Under the Stock Purchase Plan, the Company has sold 23,124 shares, 23,990 shares and 25,946 shares to employees in 1997, 1996 and 1995, respectively, which had weighted average prices of $17.48, $13.56 and $9.78, respectively. In accordance with APB Opinion No. 25, the Company has not recognized any compensation cost for the Stock Purchase Plan.

         The weighted average fair market value of the option to purchase stock during 1997, 1996 and 1995 was $7.15, $4.99 and $3.70, respectively. The fair value of each option granted under the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1997, 1996 and 1995: no dividend yield for all years; expected volatility of 31.56%, 28.52% and 28.52%, respectively; risk-free interest rates of 6.47%, 6.25% and 6.25%, respectively; and an expected option life of six months for all years.

                          NEWFIELD EXPLORATION COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Pro Forma Net Income and Net Income Per Common Share

         If the fair value based method of accounting in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") had been applied, the Company's net income and earnings per common share for 1997, 1996 and 1995 would have approximated the pro forma amounts below (in thousands except per share data):


                                                                                Year Ended December 31,
                                                                      ----------------------------------------
                                                                          1997            1996          1995
                                                                      ----------     ----------     ----------
     Net income - as reported.....................................    $   40,603     $   38,494     $   16,264
     Net income - pro forma.......................................    $   39,613     $   37,956     $   16,140
     Basic earnings per common share - as reported................    $     1.14     $     1.10     $     0.48
     Diluted earnings per common share - as reported..............    $     1.07     $     1.03     $     0.45
     Basic earnings per common share - pro forma..................    $     1.11     $     1.09     $     0.48
     Diluted earnings per common share - pro forma................    $     1.04     $     1.01     $     0.44

         The effects of applying FAS 123 in this pro forma disclosure are not indicative of future amounts. FAS 123 does not apply to awards prior to 1995, and the Company anticipates making awards in the future under its stock-based compensation plans.

Restricted Stock

         The Company has adopted two plans pursuant to which restricted shares of Common Stock may be granted. Under the Newfield Exploration Company 1995 Omnibus Stock Plan (the "Omnibus Plan"), the Company may grant to employees (including an officer or a director who is also an employee) as restricted Common Stock all or a portion of 400,000 shares of Common Stock reserved under the Omnibus Plan. In 1997 and 1996 the Company issued 35,400 and 246,000 shares, respectively, of restricted Common Stock which shares vest at the rate of 20% per year on each anniversary of the date of issuance subject to the lapse of certain performance-based forfeiture provisions.

         Under the Newfield Exploration Company 1995 Non-Employee Director Restricted Stock Plan (the "Non-Employee Director Plan"), subject to a maximum of 50,000 shares, each non-employee director who is in office immediately after each annual meeting of stockholders of the Company shall receive a number of restricted shares determined by dividing $30,000 by the fair market value on the date of the annual meeting of stockholders, subject to the terms of the Non-Employee Director Plan. The forfeiture restrictions relating to shares issued under the amended plan will lapse 100% effective the day before the first annual meeting of stockholders following the date of issuance of the shares, providing the lapse conditions have been satisfied. The Company issued 10,422 shares to seven Non-Employee Directors in 1997 and 10,000 shares to five Non-Employee Directors in 1996, and 6,000 shares to three Non-Employee Directors in 1995.

         In accordance with APB Opinion No. 25, the Company recognized unearned compensation for the fair value of the restricted Common Stock in the amount of $1.0 million for 1997, $3.6 million for 1996 and $80,000 for 1995. This amount is charged to stockholders' equity and recognized as compensation expense over the applicable vesting period, in the amount of $0.8 million for 1997, $1.5 million for 1996 and $32,000 for 1995. The weighted average price for 45,822 shares of restricted Common Stock issued in 1997 is $22.65. The weighted average price for 256,000 shares of restricted Common Stock issued in 1996 is $14.08. The weighted average price for 6,000 shares of restricted Common Stock issued in 1995 is $13.28.

                          NEWFIELD EXPLORATION COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


7.       EMPLOYEE BENEFIT PLANS:

         The Company sponsors a 401(k) Profit Sharing Plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code. This plan covers all employees of the Company. The Company matches $1.00 for each $1.00 of employee deferral, with the Company's contribution not to exceed 8% of an employee's salary, subject to limitations imposed by the Internal Revenue Service. The Company's contributions to the 401(k) Plan totaled $466,000, $371,000 and $301,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

         The Company also sponsors the Newfield Employee 1993 Incentive Compensation Plan (the "Plan"), which is a non-qualified plan funded by amounts equal to revenues that would be attributable to a 1% overriding royalty interest on acquired proved properties and a 2% overriding royalty interest from exploration properties. Such amounts are attributable to both the Company's interest and the interest of certain working interest owners in these properties. Amounts available for distribution under the Plan and attributable to the overriding royalty interests bearing against the Company are limited to 5% of the Company's adjusted net income as defined in the Plan. The Plan is administered by the Compensation Committee of the Board of Directors with award amounts recommended by the Chief Executive Officer of the Company, based on the performance of the Company and the eligible employees during the performance period. All employees of the Company are eligible for awards if employed on both October 1 and December 31 of the performance period. Awards may have both a current and a deferred component of compensation. Eligible employees may elect for deferred amounts to be paid in Common Stock instead of cash. If the eligible employee elects for a deferred amount to be paid in Common Stock, the number of shares of Common Stock to be awarded is determined by using the fair market value of Common Stock on the date of the award. Total expenses under the Plan for the years ended December 31, 1997, 1996 and 1995 were $5.3 million, $4.9 million and $2.4 million, respectively.

         During 1997, the Company implemented a highly compensated employee Deferred Compensation Plan (the "Deferred Plan"). This non-qualified plan allows an eligible employee to defer a portion of the employee's salary or bonus on an annual basis. The Company matches $1.00 for each $1.00 of employee deferral, with the Company's contribution not to exceed 8% of an employee's salary, subject to limitations imposed by the Deferred Plan. The Company's contribution will be reduced by the amount of contribution made by the Company to the 401(k) Plan for each participant.

8.       RELATED PARTY TRANSACTIONS:

         The 401(k) Plan invests in several mutual funds (the "Warburg Funds") affiliated with Warburg, Pincus & Co. Warburg, Pincus & Co. is general partner of Warburg, Pincus Investors, L.P., a significant stockholder of the Company which is represented on the Company's board of directors. The amount invested in the Warburg Funds at any time depends upon the elections made by the participants in the 401(k) Plan. The Company believes that the 401(k) Plan invests on the same basis in terms of rates and fees as are offered generally to similar employee investment vehicles. The aggregate amount of the 401(k) Plan's assets invested in Warburg Funds were approximately $1,567,000 and $1,314,000 as of December 31, 1997 and 1996, respectively.

                          NEWFIELD EXPLORATION COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


9.       SUPPLEMENTAL CASH FLOW INFORMATION:


                                                                                 1997          1996         1995
                                                                              ---------     ---------    ---------
                                                                                         (in thousands)

Cash payments:
     Interest payments (net of interest capitalized of
             $3,481, $1,508 and $674 during 1997, 1996
             and 1995, respectively)........................................  $   1,196     $     363    $     127
     Income tax payments....................................................  $     ---     $    ---     $     550

Transactions excluded from the statement of cash flows:
     Increase (decrease) in accrued capital expenditures....................  $  10,850     $  5,062     $  (2,772)
     Other   ...............................................................  $     (50)    $    (86)    $     (48)


10.      QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

         The results of operations by quarter for the years ended December 31, 1997 and 1996 are as follows (in thousands, except per share amounts):


                                                                  1997 Quarter Ended
                                                 ---------------------------------------------------------------
                                                 March 31          June 30       September 30        December 31
                                                 ----------       ---------      ------------        -----------
Oil and gas revenues..........................   $   46,927       $  42,345        $   49,863        $    60,264
Income from operations........................       18,207          12,252            14,223             19,885
Net income    ................................       11,887           7,773             8,715             12,228
Basic earnings per common share...............   $     0.34       $    0.22        $     0.24        $      0.34
Diluted earnings per common share.............   $     0.31       $    0.21        $     0.23        $      0.32


                                                                  1996 Quarter Ended
                                                 ---------------------------------------------------------------
                                                 March 31          June 30       September 30        December 31
                                                 ----------       ---------      ------------        -----------
Oil and gas revenues..........................   $   32,962       $  33,013        $   35,799        $    47,482
Income from operations........................       12,123          12,162            13,078             21,426
Net income    ................................        7,929           7,949             8,673             13,943
Basic earnings per common share...............   $     0.23       $    0.23        $     0.25        $      0.40
Diluted earnings per common share.............   $     0.22       $    0.21        $     0.23        $      0.37

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

         No major discovery or other favorable or adverse event subsequent to December 31, 1997 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

                          NEWFIELD EXPLORATION COMPANY
                       SUPPLEMENTARY FINANCIAL INFORMATION
         SUPPLEMENTARY OIL AND GAS DISCLOSURES - UNAUDITED - (CONTINUED)


ESTIMATED NET QUANTITIES OF OIL AND GAS RESERVES

         The following table sets forth the Company's net proved reserves (at
15.025 pounds per square inch absolute), including the changes therein, and proved developed reserves (all within the United States) at the end of each of the three years in the period ended December 31, 1997, as estimated by the Company's petroleum engineering staff:

                                                                           Oil, Condensate
                                                                             and Natural              Natural
                                                                             Gas Liquids                Gas
Proved developed and undeveloped reserves:                                     (MBbls)                 (MMcf)
                                                                              --------               --------
December 31, 1994............................................................    8,610                153,967
   Revisions of previous estimates...........................................      166                   (575)
   Extensions, discoveries and other additions...............................      926                 62,035
   Purchases of properties...................................................    2,002                 22,556
   Sales of properties.......................................................     ---                    (684)
   Production................................................................   (2,071)               (33,719)
                                                                              --------               --------
December 31, 1995............................................................    9,633                203,580
   Revisions of previous estimates...........................................      850                 (1,829)
   Extensions, discoveries and other additions...............................    3,479                 68,011
   Purchases of properties...................................................    2,306                 13,063
   Sales of properties.......................................................      (51)                  (117)
   Production................................................................   (2,558)                (41,323)
                                                                              --------               --------
December 31, 1996............................................................   13,659                241,385
   Revisions of previous estimates...........................................        6                  3,014
   Extensions, discoveries and other additions...............................    3,716                 83,783
   Purchases of properties...................................................    2,426                 66,594
   Sales of properties.......................................................      (76)                (3,790)
   Production................................................................   (3,424)               (53,505)
                                                                              --------               --------
December 31, 1997............................................................   16,307                337,481
                                                                              ========               ========

                                                                                Crude                Natural
                                                                                 Oil                   Gas
                                                                               (MBbls)                (MMcf)
                                                                              -------                --------
Proved developed reserves:
     December 31, 1994.......................................................    8,196               140,742
     December 31, 1995.......................................................    8,292               154,726
     December 31, 1996.......................................................   11,820               199,452
     December 31, 1997.......................................................   15,712               252,018

                          NEWFIELD EXPLORATION COMPANY
                       SUPPLEMENTARY FINANCIAL INFORMATION
         SUPPLEMENTARY OIL AND GAS DISCLOSURES - UNAUDITED - (CONTINUED)


         Capitalized costs for oil and gas producing activities consist of the following at the end of each of the three years in the period ended December 31, 1997 (in thousands):


                                                                                        Other
December 31, 1997                                     Domestic          China          Foreign         Total
                                                    -----------     -------------    ------------   -------------
Proved Properties................................   $   718,915     $    ---         $    ---       $     718,915
Unproved Properties..............................        48,820             7,424             426          56,670
                                                    -----------     -------------    ------------   -------------
                                                        767,735             7,424             426         775,585
Accumulated depreciation, depletion
and amortization.................................      (291,631)         ---              ---            (291,631)
                                                    -----------     -------------    ------------   -------------

Net capitalized cost.............................   $   476,104     $       7,424    $        426   $     483,954
                                                    ===========     =============    ============   =============

December 31, 1996

Proved Properties................................   $   501,328     $    ---         $    ---       $     501,328
Unproved Properties..............................        25,352          ---              ---              25,352
                                                    -----------     -------------    -----------    -------------
                                                        526,680          ---              ---             526,680
Accumulated depreciation, depletion
and amortization.................................      (198,065)         ---              ---            (198,065)
                                                    -----------     -------------    -----------    -------------
Net capitalized cost.............................   $   328,615     $    ---         $    ---       $     328,615
                                                    ===========     =============    ===========    =============

December 31, 1995

Proved Properties................................   $   348,226     $    ---         $    ---       $     348,226
Unproved Properties..............................        14,631          ---              ---              14,631
                                                    -----------     -------------    -----------    -------------
                                                        362,857          ---              ---             362,857
Accumulated depreciation, depletion
     and amortization............................      (134,348)         ---              ---            (134,348)
                                                    -----------     -------------    -----------    -------------
Net capitalized cost.............................   $   228,509     $    ---         $    ---       $     228,509
                                                    ===========     =============    ===========    =============


                          NEWFIELD EXPLORATION COMPANY
                       SUPPLEMENTARY FINANCIAL INFORMATION
         SUPPLEMENTARY OIL AND GAS DISCLOSURES - UNAUDITED - (CONTINUED)


         Costs incurred for oil and gas property acquisition, exploration and development activities for each of the three years in the period ended December 31, 1997 are as follows (in thousands):


                                                                                       Other
1997                                                  Domestic          China         Foreign          Total
                                                    -----------     ------------    -----------     ---------
Property acquisition:
     Unproved*...................................   $    31,541     $     6,770     $       426     $  38,737
     Proved......................................        30,368            ---            ---          30,368
Exploration......................................        61,825           4,908           ---          66,733
Development......................................       117,321            ---            ---         117,321
                                                    -----------     -----------     -----------     ---------
     Total costs incurred........................   $   241,055     $    11,678     $       426     $ 253,159
                                                    ===========     ===========     ===========     =========

1996

Property acquisition:
     Unproved*...................................   $     5,670     $      ---      $     ---       $   5,670
     Proved......................................        28,480            ---            ---          28,480
Exploration......................................        49,337            ---            ---          49,337
Development......................................        80,336            ---            ---          80,336
                                                    -----------     -----------     -----------     ---------
     Total costs incurred........................   $   163,823     $      ---            ---       $ 163,823
                                                    ===========     ===========     ===========     =========


1995

Property acquisition:
     Unproved*...................................   $    10,154     $      ---      $     ---       $  10,154
     Proved......................................        29,393            ---            ---          29,393
Exploration......................................        33,192            ---            ---          33,192
Development......................................        31,446            ---            ---          31,446
                                                    -----------     -----------     -----------     ---------
     Total costs incurred........................   $   104,185     $      ---      $     ---       $ 104,185
                                                    ===========     ===========     ===========     =========

----------------------

* These amounts represent costs incurred by the Company and excluded from the amortization base until proved reserves are established or impairment is determined.

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

         Under the Standardized Measure, future cash inflows were estimated by applying period-end oil and gas prices adjusted for fixed and determinable escalations to the estimated future production of period-end proved reserves. Future cash inflows at December 31, 1997 do not reflect the impact of future production that is subject to open hedge positions (see Note 2). Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying period-end statutory tax rates to aggregate future pre-tax net cash flows, reduced by the tax basis of the properties involved and tax carryforwards. Use of a 10% discount rate is required by FAS 69.

         Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

         The standardized measure of discounted future net cash flows relating to proved oil and gas reserves (all within the United States) is as follows (in thousands):


                                                                                   As of December 31,
                                                                     ----------------------------------------------
                                                                          1997             1996           1995
                                                                     -------------    ------------    ------------

Future cash inflows...............................................   $   1,150,023    $  1,312,815    $    642,019
Less related future:
  Production costs ...............................................        (159,619)       (113,937)        (84,999)
  Development and abandonment costs...............................        (170,537)       (107,205)        (83,262)
                                                                     -------------    ------------    ------------
Future net cash flows before income taxes.........................         819,867       1,091,673         473,758
10% annual discount for estimating timing of cash flows...........        (165,198)       (231,856)       (108,879)
                                                                     -------------    ------------    ------------
Standardized measure of discounted future net cash
 flows before income taxes........................................         654,669         859,817         364,879
Future income tax expense, net of 10% annual discount.............        (151,721)       (247,889)        (88,553)
                                                                     -------------    ------------    ------------
Standardized measure of discounted future net cash flows..........   $     502,948    $    611,928    $    276,326
                                                                     =============    ============    ============

         A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil and gas reserves (all within the United States) is as follows (in thousands):


                                                                                   As of December 31,
                                                                     ----------------------------------------------
                                                                          1997             1996           1995
                                                                     -------------    ------------    ------------

Beginning of the period...........................................   $     611,928    $    276,326    $    180,002
                                                                     -------------    ------------    ------------
Revisions of previous estimates:
     Changes in prices and costs..................................        (356,858)        254,227          61,917
     Changes in quantities........................................           5,535           9,544             691
     Changes in future development costs..........................          (7,464)          ---             1,026
Development costs incurred during the period......................          35,810          24,895           2,839
Additions to proved reserves resulting from extensions,
  discoveries and improved recovery, less related costs...........         136,977         229,314          87,760
Purchases of reserves in place....................................         101,266          55,910          45,324
Accretion of discount.............................................          85,982          36,488          23,059
Sales of oil and gas, net of production costs.....................        (175,091)       (132,310)        (80,371)
Net change in income taxes........................................          96,168        (159,336)        (37,961)
Production timing and other.......................................         (31,305)         16,870          (7,960)
                                                                     -------------    ------------    ------------
Net increase......................................................        (108,980)        335,602          96,324
                                                                     -------------    ------------    ------------
End of the period.................................................   $     502,948    $    611,928    $    276,326
                                                                     =============    ============    ============

CORPORATE INFORMATION

DIRECTORS

CHARLES W. DUNCAN, JR. (*)(**)(71)
Private Investor

JOE B. FOSTER (63)
Chairman, President and
Chief Executive Officer
Newfield Exploration Company

JEFFREY A. HARRIS (*)(42)
Managing Director
E.M. Warburg, Pincus & Co., LLC

DENNIS R. HENDRIX (*)(**)(57)
Retired Chairman
PanEnergy Corp.
Director
Duke Energy Corporation

TERRY HUFFINGTON (*)(**)(43)
Chairman and President
Huffco Group, Inc.

HOWARD H. NEWMAN (*)(50)
Managing Director
E.M. Warburg, Pincus & Co., LLC

THOMAS G. RICKS (*)(**)(44)
President and Chief Executive Officer
The University of Texas
Investment Management Company

C. E. (CHUCK) SHULTZ (*)(**)(58)
Chairman and Chief Executive Officer
Dauntless Energy, Inc.

ROBERT W. WALDRUP (53)
Vice President - Operations
Newfield Exploration Company

DALE E. ZAND (*)(**)(71)
Professor of Management
Stern Graduate School of Business,
New York University

 (*)  Member of the Compensation Committee
(**)  Member of the Audit Committee

OFFICERS

JOE B. FOSTER (63)
Chairman, President and
Chief Executive Officer

ROBERT W. WALDRUP (53)
Vice President - Operations

DAVID A. TRICE (49)
Vice President - Finance and International

TERRY W. RATHERT (45)
Vice President - Planning and
Administration and Secretary

DAVID F. SCHAIBLE (37)
Vice President - Acquisitions and
Development

WILLIAM D. SCHNEIDER (46)
Vice President - International Exploration

ELLIOTT PEW (43)
Vice President - Exploration

RONALD P. LEGE (53)
Controller and Assistant Secretary

C. WILLIAM AUSTIN (45)
Legal Counsel and Assistant Secretary

JAMES P. ULM, II (35)
Treasurer

MARKET INFORMATION

The Company's common stock is traded on the NYSE under the symbol NFX. The stock began trading November 12, 1993. The range of high and low quarterly sales prices for 1996 and 1997, as reported by the NYSE, are set forth below:

                            HIGH          LOW
                            ----          ---
1996
  First Quarter            15 1/4        12 1/2
  Second Quarter           20            15 1/8
  Third Quarter            22 3/4        18 1/16
  Fourth Quarter           26 1/2        22 5/16

1997
  First Quarter            28            18 1/2
  Second Quarter           23 7/8        16 7/8
  Third Quarter            28 1/8        19 15/16
  Fourth Quarter           33            20

TRANSFER AGENT

For more information regarding change of address or other matters concerning your stockholder account, please contact the transfer agent directly at:

ChaseMellon Shareholders Services L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 635-9270

On December 31, 1997, the closing sale price for the Company's stock was $23 5/16 per share. Management believes after inquiry, that the number of beneficial owners of the Company's common stock is in excess of 2,000.

ANNUAL MEETING

The Annual Meeting of Stockholders of Newfield Exploration Company will be held May 7, 1998, 11:00 a.m. at the Wyndham Greenspoint Hotel, 12400 Greenspoint Drive, Houston, Texas.

CORPORATE ADDRESS

363 North Sam Houston Parkway East,
Suite 2020
Houston, Texas 77060
(281) 847-6000
www.newfld.com

OUTSIDE LEGAL COUNSEL

Vinson & Elkins L.L.P.
Houston, Texas

AUDITORS

Coopers & Lybrand L.L.P.
Houston, Texas

PHOTOGRAPHY CREDITS

Newfield employees Jack Burman, Chris Clark, Andy Lundy, Chris Mabie and Mike Minarovic contributed photographs to this annual report.

FORM 10-K

Stockholders may obtain without charge a copy of Newfield's Form 10-K report as filed with the Securities and Exchange Commission. For copies or answers to questions about Newfield Exploration Company, you are invited to contact Stockholder Relations at the corporate address.

                                [NEWFIELD LOGO]


                          NEWFIELD EXPLORATION COMPANY

                      363 North Sam Houston Parkway East,
                                   Suite 2020
                              Houston, Texas 77060
                           Telephone: (281) 847-6000
                              Fax: (281) 847-6006
                             http://www.newfld.com