Form 10-K405, Exhibit 13
period 1998-12-31
NEWFIELD EXPLORATION CO /DE/
filed 1999-03-03
CIK 912750

                                    NEWFIELD

                                [NEWFIELD LOGO]

                                  ANNUAL REPORT

                                      10th
                                  Anniversary
                                    Edition

                                  [1988-1998]

                             OPERATING HIGHLIGHTS

                                                             YEAR ENDED DECEMBER 31,
                                                        ----------------------------------
                                                        1990           1993           1998
                                                        ----           ----           ----
ESTIMATED OIL AND GAS RESERVES
     Net Proved Reserves:
          Oil (MBbls) .......................            939          6,414         15,171
          Natural Gas (MMcf) ................         17,428        102,261        422,277
          Gas Equivalents (MMcfe) ...........         23,062        140,745        513,304

OIL AND GAS PRODUCTION
          Oil (MBbls) .......................             25            901          3,643
          Natural Gas (MMcf) ................            812         22,540         66,634
          Gas Equivalents (MMcfe) ...........            964         27,946         88,494
          Rank, Gulf of Mexico Operators ....             81             26             12

PROPERTY BASE
     GULF OF MEXICO
          Oil and Gas Leases ................             20             63            133
          Oil and Gas Platforms .............              2             23            121
          Rank, Gulf of Mexico Drilling .....             38             18              8

          Acreage Position (acres)
               Developed (net) ..............          3,907          3,102        246,180
               Undeveloped (net) ............         36,635         23,925         97,090
               3-D Seismic ..................          5,000        100,000     11,300,000

     ONSHORE/INTERNATIONAL
          Acreage Position (acres)
               Developed (net) ..............             --             --          5,563
               Undeveloped (net) ............             --             --        158,518
               3-D Seismic ..................             --             --        350,000

                                                        1990           1993           1998
                                                        ----           ----           ----
GROWTH IN PROVED RESERVES (Bcfe)                          23            141            513
Last Five Years' CAGR: 29%

                                                        1990           1993           1998
                                                        ----           ----           ----
GROWTH IN PRODUCTION (Bcfe)                                1             28           88.5
Last Five Years' CAGR: 26%

                        [PHOTOGRAPH OF HAND DEPICTED AS
                     DRAFTING FOUNDING BUSINESS PRINCIPLES]

                          FOUNDING BUSINESS PRINCIPLES
                    (Excerpted from Original Business Plan)



* "A new company composed of management and employees who have worked together and established a superior track record in oil and gas exploration/production"

*   "Focus on an area of high potential"

*   "A data intense, team oriented, technically strong exploration effort"

*   "Operate with the economics, incentives and flexibility of an independent"

*   "A selective acquisition effort...with definable reserve upsides"

*   "A good mix of age and technical discipline...with equity compensation"

                10TH ANNIVERSARY EDITION REPORT TO STOCKHOLDERS

Dear Fellow Stockholder:

        Those of you who follow the stock market know that 1998 was not a good year for the oil and gas exploration and production sector. The median stock price decline for the 47 companies in our universe was 48.5% for the year, with 17 of the 47 declining more than 70%. Newfield's stock price was down 10.5% for the year. Only three E&P companies in this universe had better stock performance during 1998 than Newfield - Vastar, Anadarko and gas-dominant Houston Exploration.

        There was plenty of bad news during 1998 to prompt the dismal market performance of the industry. Oil prices were down 33% compared to 1997. Natural gas prices were down 19%. Further, the high drilling rig rates, high oil field service costs and high levels of activity the industry experienced in the first half of 1998 resulted in dramatically higher capital costs - due to reduced efficiency as well as higher rates. Newfield's capital spending performance in 1998 was, like the rest of the industry's, disappointing. Capital expenditures for the year totaled $311 million, and reserve additions were 167 Bcfe. Approximately $66 million of the capital was used to develop reserves that were booked in 1997.

        This powerful combination of lower prices and higher costs led to Newfield's income from operations being down from $41 million in 1997 to $10.4 million in 1998. The lower prices existing at year end 1998 also led to a $68 million "ceiling test" writedown at year end 1998. Under full cost accounting requirements, we must, at the end of each quarter, recalculate the net present value of our reserves, using the point-in-time prices existing at the end of the quarter, even if higher longer term prices might be available in financial markets. If the ceiling test calculation results in a lower value than the book value of oil and gas properties, a writedown must be taken. This was the case for Newfield at the end of the fourth quarter of 1998.

        After the writedown, Newfield reported a net loss of $57.7 million, or $1.55 per share (all per share amounts are on a diluted basis), versus net income of $1.07 per share in 1997. Operating cash flow before working capital changes was also down in 1998, from $162 million, or $4.26 per share, to $142 million, or $3.60 per share.

        All of the bad news notwithstanding, there was plenty of good news for Newfield in 1998.

        First, our net production was up 20%, rising from 74 Bcfe (billion cubic feet of natural gas equivalent) in 1997 to 88.5 Bcfe in 1998.
This continued our string of uninterrupted production growth since, as a brand new company, we first began production in 1990.

                     [PICTURE OF NEWFIELD MANAGEMENT GROUP]

        Secondly, Newfield's reserve base increased by 18% in 1998 to 513 Bcfe at year end, up from 435 Bcfe at year end 1997. This reserve growth was the result of adding 167 Bcfe of new reserves during the year, which is 188% of our 1998 production. That increase in reserves will lead to increased production in 1999.

        Thirdly, we conducted a successful hedging program adding $0.10 per Mcfe to our average price realizations - or about $9.1 million of revenue.

        Fourthly, we added 26 new leases in the Gulf of Mexico and continued t
o be a major operator there. Our current daily operated production in the Gulf is about 590 million cubic feet of gas equivalent (MMcfe) per day, which would rank us among the top ten operators. Our statistics indicate we were the 8th most active driller in the Gulf during 1998.

        Finally, our onshore Gulf Coast effort began to bear fruit as we placed our Broussard discovery in Lafayette Parish, Louisiana, on production. At full rate, this property will yield approximately 35 MMcfe per day of operated production, of which 12 MMcfe per day is net to Newfield. In addition, we initiated an exploration program in South Texas and are, as of this date, drilling our first test there.

        On the financial front, we exited 1998 with a strong balance sheet and superior credit statistics. In the very volatile market existing in September 1998 Newfield placed four million shares of equity resulting in net proceeds of $83 million. To our knowledge, no other independent E&P company raised public equity in the last half of 1998.

        There is even some good news related to our 1998 capital spending performance. Rig rates are now about 25-30% of what they were a year ago, other oil field service costs are lower and every indication is that our cost to find and develop will markedly improve in 1999.

        Despite the current doldrums in our business, we are optimistic about 1999. Some reasons:

                 [GRAPH OF NEWFIELD PRODUCTION GROWTH BY YEAR]

        * We see another year of 20% production growth. Our 1999 production target from existing properties is 106 Bcfe.

        * Only 17% of our 1999 production is expected to be in the form of oil. The remainder is natural gas.

        * Despite the current modest natural gas prices, many analysts foresee a stronger second half for natural gas pricing. So do we.

        * Favorable hedges are in place which will mitigate gas price risk in the first half of 1999.

        * We expect to reduce both operating costs and capital costs on a unit basis.

        * The financial stress, reduced budgets and consolidation now occurring among E&P companies should increase available opportunities.

        We believe Newfield's strong balance sheet and access to capital, its extensive data base and operating presence in the Gulf of Mexico, and its high cash flow per unit of production make it well situated to take advantage of opportunities during 1999. We are excited about the possibilities!

        As you will note from the cover of this report, we are celebrating the tenth anniversary of Newfield's founding. We have devoted a large part of this report to looking back at where we have come from and speculating about where we might go. I hope you don't find it too indulgent.

        The accompanying chart illustrates the nature of building and growing Newfield. Each color represents production from leases which first began production in the noted year. While each year's group of new producing leases may show some early growth as development takes place, inevitably natural decline sets in. Newfield's production growth comes from the constant addition of new producing leases. We must continuously generate new opportunities which will result in the discovery or acquisition of new production and we must keep going back to our existing leases seeking to forestall natural decline.

        The chart also shows that some years are better than others in terms of new production. Nonetheless, we have shown consistent overall growth. Newfield is adapted to the "treadmill" nature of the Gulf of Mexico. We fully expect to continue our pattern of year on year growth.

        We are very proud of what we have accomplished in these ten short years. Take a look at pages 13-14. These are the people that have made it happen. Allow us to share our pride with you!

     Sincerely,

     /s/ JOE B. FOSTER
     ------------------
     Joe B. Foster                                          February 26, 1999

                       10TH ANNIVERSARY MAJOR MILESTONES


                 [PHOTOGRAPH OF NEWFIELD'S FOUNDING EMPLOYEES]

1988/89

Newfield was founded in 1988 by Joe B. Foster. The Company was capitalized with $9 million by an investment group led by Charles Duncan, the University of Texas endowment funds and the founding employees (including those shown above).

1990

In May 1990, Newfield completed its first property acquisition with the purchase of Eugene Island 172. Upon being designated as operator, Newfield initiated an active workover program. By December 1990, daily production had increased from
0.2 MMcfe to over 20 MMcfe. Eugene Island 172 continues to produce at a rate of approximately 4 MMcfe per day.

A second private placement in April 1990 added $37 million to Newfield's capital. New stockholders in this private placement included Yale University, Duke University, Dartmouth College and Warburg, Pincus Investors, L.P., which became Newfield's largest stockholder.

                       [PHOTOGRAPH OF NEWFIELD EMPLOYEES
                     AT WORK USING GEOPHYSICAL WORKSTATION]

1991

Shown above is a picture of Newfield employees at work at the opportunity generation process. Multi-disciplinary teams use workstations to analyze 3-D seismic on fields like Ship Shoal 157, the Company's first operated exploratory discovery. A six well drilling program was initiated in late 1990 and production reached peak rates of 4,500 barrels of oil equivalent per day. Ship Shoal 157 is still producing today with cumulative gross production of 7.5 MMBOE.

                   [PHOTOGRAPH OF EUGENE ISLAND 182 PLATFORM,
                        OFFSHORE IN THE GULF OF MEXICO]

1992

The purchase of proved reserves with drilling upside is an important part of Newfield's business strategy. The acquisition of Eugene Island 181/182 (shown above) resulted in a successful seven well drilling program. Following the second phase of development, Eugene Island 181/182 was producing at a daily rate of over 65 MMcfe. Drilling activities are planned in this field during 1999.

                 [PHOTOGRAPH OF NEWFIELD STOCK CERTIFICATE AND
             CERTIFICATION OF LISTING WITH NEW YORK STOCK EXCHANGE]

1993

In November of 1993, Newfield completed its initial public offering of common stock and began trading on the New York Stock Exchange under the symbol "NFX."

1994

In late 1993, Newfield Exploration Company acquired the Eugene Island 251/262 Field having identified drilling opportunities using 3-D seismic analysis. Newfield drilled five successful wells and installed a new platform and pipeline. Eugene Island 251/262 remains one of Newfield's most significant fields today, producing 50 MMcfe per day and the Company has additional drilling ideas in the area. Shown below is the Eugene Island 262 "B" platform.

                 [PHOTOGRAPH OF EUGENE ISLAND 262 "B" PLATFORM,
                        OFFSHORE IN THE GULF OF MEXICO]

                   [PHOTOGRAPH OF FIELD MAP AND SEISMIC LINE
                        FROM SOUTH TIMBALIER 148 FIELD]


1995

In late 1994, Newfield acquired a farm-in position in the South Timbalier 148 Field and began a drilling program based upon 3-D seismic. During 1995, four successful exploratory wells and two development wells were drilled. Subsequently, three platforms were installed and daily production peaked at 100 MMcfe. Shown above are a field map and seismic line from the South
Timbalier 148 Field.

                    [PHOTOGRAPH OF EWING BANK 947 PLATFORM,
                        OFFSHORE IN THE GULF OF MEXICO]

1996

A key component of Newfield's strategy is a balanced approach in its capital program. In 1996, Newfield began drilling activities at newly purchased West Delta 152 and Ewing Bank 947 (shown above) to test proven undeveloped, probable and exploratory objectives. The drilling programs were successful and added significant new reserves. Production in these fields increased to over 100 MMcfe per day. The fields currently produce 45 MMcfe per day.

1997

A major event of 1997 included the acquisition of interests in the Western Gulf of Mexico for $43 million. A key prospect was East Cameron 286, on which Newfield had identified drilling prospects. A successful exploratory well and four delineation wells were drilled beginning in late 1997 at a new platform location. Production began from these wells in the fourth quarter of 1998 at daily rates in excess of 45 MMcfe.

                   [PHOTOGRAPH OF DRILLING RIG ON LOCATION AT
                    BROUSSARD AREA, ONSHORE SOUTH LOUISIANA]

1998

A core principle of Newfield's strategy is focus. In late 1995, Newfield initiated idea generation efforts along the Louisiana Gulf Coast as a natural extension of its Gulf of Mexico focus area. In early 1998, Newfield drilled a significant discovery in the Broussard area near Lafayette. The Garber #1 discovery is producing 18 MMcfe per day. A successful follow-up well, the Knight #1, will be brought on line in 1999 at a similar rate. Shown above is a drilling rig on location in the Broussard area.

                        [PHOTOGRAPH OF OFFSHORE OIL AND
                        GAS PLATFORM UNDER CONSTRUCTION]


                                  1989 - 1993


*    Company formed in December 1988 with $9 million of capital

*    Completed $57 million of private equity placements

*    Added 196 Bcfe of new proved reserves, 63 leases and 23 platforms

*    Technical staff and seismic database expanded

*    Achieved critical mass in Gulf of Mexico

          *    26th largest operator of production

          *    18th most active driller

*    Initial public offering in November 1993 at $8.75 per common share

                                   YESTERDAY

                                  1989 - 1993

        Newfield was founded by Joe Foster and 24 former employees of Tenneco Oil's Gulf of Mexico divisions in late 1988, following the sale of Tenneco Oil by its parent. Foster had been Chairman of Tenneco Oil, a leading Gulf of Mexico operator.

        The concept was to use the kind of technology that had made Tenneco Oil successful - namely, major company technology with a high geophysical content - and to combine that with an independent's mindset and cost structure.

        Newfield began with $9 million of equity capital, $3 million of which came from employees, $3 million from a group of investors headed by Charles Duncan and $3 million from the University of Texas endowment funds. In addition, it had a $3 million line of credit from the endowment funds. It owned no oil and gas leases, had no maps and conducted no operations.

                     [MAP OF NEWFIELD'S ASSET BASE IN GULF
                       OF MEXICO AS OF DECEMBER 31, 1993]

        It did have a group of talented people who had experience working in the Gulf of Mexico. It was an unusual situation to be able to start a new company with a group of people who had a common culture and vocabulary, a similar way of working and one another calibrated.

        It was also unusual for a start-up oil and gas company to have twenty technical and management employees and $2.5 million of annual overhead, with no assets and no revenue. On Day One, Newfield committed to purchase over $2 million of geophysical data and a $180,000 geophysical work station. As between first year overhead and data and equipment, half of Newfield's initial capital went into technology.

        By March of 1989, Newfield had drawn enough maps and generated enough prospects to make five winning bids in a Federal Offshore Lease Sale. Its first well was drilled in August 1989, and it was a dry hole.

        This was followed by two additional dry holes, and another well on which the drilling rig capsized and the hole was abandoned before reaching its objective. Fortunately, the rig capsize took place on a turnkey well and Newfield had no liability.

        From the time Newfield secured its initial equity in early 1989, Joe Foster and David Trice, then the Chief Financial Officer, had been searching for additional equity capital. By April of 1990, Warburg, Pincus & Co., a large venture capital investor, and the Yale, Duke and Dartmouth endowments agreed to join the initial investors in Newfield in purchasing $37 million of new equity. By the time that financing was closed, Newfield had $100,000 left of its original capital.

        It was in May 1990, that Newfield logged its first discovery. That sam e week, it closed on its first producing property acquisition, at Eugene Island
172. By the end of 1990, Newfield had made four discoveries and one acquisition and had the resources to relocate its technical employees from Lafayette, Louisiana to Houston, where much more of the Gulf of Mexico "deal flow" takes place. It was a significant improvement to get everyone "under one roof."

        In 1990, revenues reached $2.4 million and net income was $0.8 million. It was a great relief to be paying for overhead out of revenues instead of stockholders' capital. In 1991, revenues exceeded $10 million, driven by the acquisition and subsequent drilling at West Cameron 109.

        In 1992, despite drilling a string of nine consecutive dry holes, Newfield's insistence on balancing exploration with a good mix of producing property acquisitions and its emphasis on keeping its cost structure among the lowest in the business resulted in $41 million of revenue and a continuation of its pattern of growth.

        The stock market appeal of E&P stocks improved in 1993 and Newfield began considering a public offering. This was the "exit strategy" its early private investors had in mind, and it would permit Newfield to deliver on one of the "carrots" it offered its early employees - profits from stock options and early stock purchases.

        On November 12, 1993, following a 10 day road show for potential investors that someone characterized as "a whole lot more 'road' than 'show,'" Newfield began trading at a price of $8.75 per share (stock split adjusted). Twenty percent of the Company had been sold to the "public." The patience and foresight of the early investors and employees was rewarded with market liquidity. Newfield's goal had been to become a public company within five years. It made it in four years, 10 months! There were congratulations, celebrations and feelings of success.

        Joe Foster, citing Newfield's early struggles and failures, reminded the employees of the maxim "Failure is never fatal and success is never final." "We have learned the first part of that," he said, "We must not forget the second part."

                      [PHOTOGRAPH OF OIL AND GAS PLATFORM
                     BEING INSTALLED IN THE GULF OF MEXICO]

                                  1994 - 1998


*    Solid, steady growth in reserves and production

*    Significantly expanded Gulf Coast asset base

*    Initiated expansion into selected international areas

*    2-for-1 common stock split

*    Received MMS National SAFE Award

*    Strong balance sheet and access to capital

* Foundation of qualified people with latest technology in place for continued growth

                                     TODAY

                                  1994 - 1998

        Newfield Exploration Company entered 1994 with a solid foundation and a short, but clear, record of building reserves and adding value. An important achievement along the way was reaching so-called "critical mass." The test in upcoming years would be to see if that foundation could continue to support the Company's rapid growth.

        "Up and to the right" is a phrase Newfield likes to use to describe the Company's growth chart. In 1994, that growth curve flattened slightly as the Company became accustomed to life as a public company. In 1995, however, almost every measurement was on the way "up" as Newfield posted gains in reserves (up 27%) and production (up 41%) during the year. Despite the significant growth, Newfield stayed true to its pledge of keeping costs low. A 1995 report ranking cost efficiencies of 25 publicly traded oil and gas companies placed Newfield first in 10 of 12 categories. The year was important for reasons beyond its continued success. Late in 1995, Newfield began to explore beyond its primary focus in the Gulf of Mexico and onto dry land. Newfield obtained leases, shot 3-D seismic surveys and began drilling. Today, Newfield's onshore activity is an increasingly important contributor to the Company's oil and gas reserves. Some 10% of the addition in reserves in 1998 came from onshore wells.

                    [MAP OF NEWFIELD'S GULF COAST ASSET BASE
                            AS OF DECEMBER 31, 1998]

        In 1996, Newfield achieved record operating results. In the meantime, a healthy stock market and Newfield's continued achievements enabled the Company to reward stockholders with a 2-for-1 stock split. The strong ride continued the following year as total annual revenues rose to just under $200 million. By 1997, Newfield had reviewed possible activities in more than 1,000 Gulf of Mexico blocks, and had expanded its focus area to onshore Louisiana and to just beyond the 600-foot water depth line on the continental shelf. A modest effort began to search internationally for impact projects where Newfield's core competencies could be applied. In May 1997, Newfield closed the acquisition of the assets of Huffco International L.L.C., which included rights to drill in the Bohai Bay, offshore China. And like Newfield's first attempts in the Gulf and then onshore, the first drilling attempt was not a success. And, as before, Newfield will make other tries in selected international areas.

        "All along our expansion has been systematic," said David Trice, a founder and initial CFO of Newfield who left to run Huffco and subsequently rejoined Newfield as Vice President - Finance and International. "If you look at a map of our expansion, it has come in rings and only when we could maintain our focus, which is a founding principle of Newfield. It will be just the same as we expand internationally." Focus became a true challenge in 1998 as events in the energy industry proved to make 1998 one of the most difficult in Newfield's history. Oil and gas prices decreased, dropping 25% from 1997 levels. However, rig costs and marine operation expenses, which hit historical highs for Newfield, did not fall as quickly. The result was Newfield's most difficult year in financial terms - oil and gas revenues slipped slightly to $196 million from $199 million in 1997 and a writedown due to accounting procedures led to a net loss of $57.7 million. However, there was plenty of good news to report. Proved oil and gas reserves reached 513 Bcfe, an increase of 18% over 1997. Additions to Newfield's proved reserve base were 167 Bcfe, a healthy 188% replacement of production and 1998 production increased 20% to 88.5 Bcfe. Finally, earnings from operations were $10.4 million for the year. "It wasn't our best year," Foster says. "In hindsight I don't think we reacted as quickly as we could have to the run-up in costs, but we learned some things about operating during a down year." Most notably, Newfield kept a strong, conservative balance sheet. Maintaining that strong fiscal posture positions the Company to grow even if the energy industry continues to slump.

        As the curtain was drawn on 1998, ending Newfield's second five year span, the Company is no longer the unheralded firm it was in 1994. It is now one of the largest operators in the Gulf of Mexico, with gross operated daily production of 590 MMcfe. Investors have watched the stock price climb from $8.75 per share at the IPO to $20.88 at the end of 1998. Five years ago, Newfield was based solely in the shallow waters of the Gulf of Mexico. Today it is branching outward as a mature Company positioned to take advantage of opportunities around the globe.

         [PHOTOGRAPH OF DRILLING RIG ON LOCATION AT NEWFIELD PLATFORM,
                            OFFSHORE GULF OF MEXICO]



                                1999 and Beyond


*    Clear, competitive strengths in Gulf of Mexico

*    Continued expansion within Gulf Coast focus area

*    Strong credit statistics and conservative financial strategy

*    Application of Gulf of Mexico competencies in selected international areas

*    Maintain leadership position in low cost, safe operations

*    Production growth of 20% projected in 1999

*    Talented, experienced and motivated employees with equity incentives

                                    TOMORROW

                                1999 and Beyond

        Much has changed in the ten years since Joe Foster and several former Tenneco Oil employees bundled their severance packages together to help fund the creation of Newfield Exploration Company. Once focused solely on the Gulf of Mexico, the Company now has interests in South Louisiana and South Texas and is exploring selected opportunities in places such as China, West Africa, Australia and the East Coast of South America. Once the full-time employee list totaled 25 people, the Company now employs about 100. Once down to its last $100,000 and scrambling to complete another round of financing, Newfield now has strong internally generated cash flow and access to capital. Once Newfield had $9 million of capital, the Company now has a total capitalization of almost $1 billion.

    [GRAPH SHOWING ANNUAL GROWTH IN NEWFIELD'S DAILY OIL AND GAS PRODUCTION]

        By 1998, what had changed the most for Joe Foster, however, were Mondays. For the first 10 years, Monday mornings always had been when Newfield staffers gathered to give status reports on all the ongoing projects and to discuss future opportunities. Ten years ago, those meetings were attended by about 20 people. By 1998, more than 75 people were squeezing into the conference room at the corporate headquarters in Houston. Foster began to realize that the meetings were not as effective as they had once been. "Mondays had always been the day when all of us - financial, operations, technical, everyone - would get together and go down the list of every opportunity and discuss every aspect of it. And we sort of took a blood pact that we would get it done in an hour," Foster recalls. "By last year that wasn't happening and we knew we needed to make some changes."

        A restructuring was completed, reorganizing the employee group into four "teams" to oversee projects in the Eastern Gulf of Mexico, the Western Gulf, Onshore and International. Each team has between 10 and 20 people, representing the main technical disciplines. So far the results have been positive, Foster says. "We wanted to avoid adding layers," he says. "Layers cause problems. Information gets filtered up and down the chain and that's one thing we've never had at Newfield. What we really tried is to create "mini-Newfields" and recapture that feeling of responsibility, autonomy and ownership." Indeed, these attributes were hallmarks of the business plan that created Newfield.

        As the Company moves into its next phase of growth, each team will be able to re-focus their attention on their specific area of expertise, making careful decisions that will benefit investors and allow Newfield to adapt more quickly to the often volatile energy industry. Despite a trying past year, Newfield's balance sheet and credit statistics remain strong, allowing it to pursue opportunities that fit its operating strategy.

        Indeed one bright spot from 1998 is a healthy backlog of ideas and opportunities. For 1999, Newfield established a capital budget of $150 million, including $42 million for exploration activities. Newfield has established a production goal of 106 Bcfe, a 20% increase over 1998. While the shelf of the Gulf of Mexico remains a core focus area of high potential, production growth should increasingly come from expansion onshore in South Louisiana and South Texas, where Newfield continues to expand its seismic database and opportunity set. Meanwhile, a successful hedging strategy to mitigate price risk will pay dividends in 1999 as over 50% of first half 1999 gas production is locked in at prices not less than $2.20 per Mcf. At the same time, service costs, particularly rig rates, have significantly eased, which should improve Newfield's cost structure and cash flow.

        Newfield's strong financial position, growing asset base and the alteration of the corporate structure into four specialized teams to strengthen the idea generation process give rise to solid optimism for the future. "There is more enthusiasm at the working level than ever before." says Foster. "And I think it shows that we can be adaptable, but still maintain our bedrock principles." Such sentiments demonstrate that no matter how large Newfield grows, no matter where it is exploring for oil and gas, no matter how much the operating environment changes, the more it stays the same.

                        -------------------------------

Securities and Exchange Commission Form 10-K Information. The following pages include information required to be filed with the Securities and Exchange Commission on Form 10-K and are incorporated by reference to this Annual Report in the Company's Form 10-K.

                              [COMPANY PHOTOGRAPH]




                                                    1990        1993        1998
                                                    ----        ----        ----
NUMBER OF EMPLOYEES                                   22          43          96

                                                    1990        1993        1998
                                                    ----        ----        ----
PROVED RESERVES PER EMPLOYEE                         1.1         3.3         5.4
(Bcfe)

                              [COMPANY PHOTOGRAPH]



                                                   1990        1993        1998
                                                 -------     -------     -------
PRODUCTION PER EMPLOYEE                               44         650         922
(MMcfe)

                                                   1990        1993        1998
                                                 -------     -------     -------
REVENUE PER EMPLOYEE                             $   0.1     $   1.4     $   2.0
($MM)

     [PHOTOGRAPH OF HANDSHAKE WITH NEWFIELD BUSINESS PRINCIPLES INTERWOVEN]


                          GUIDING BUSINESS PRINCIPLES

*    Talented People

*    Focus

*    Emphasis on Technology and Teamwork

*    Control of Operations/Low Cost Structure

*    Balanced Risks -- Exploration and Acquisitions

*    Employee Ownership

                             FINANCIAL INFORMATION


================================================================================

Five-Year Financial and Reserve Data .......................................  18

Management's Discussion and Analysis .......................................  19

Report of Independent Accountants ..........................................  29

Consolidated Balance Sheet .................................................  30

Consolidated Statement of Income ...........................................  31

Consolidated Statement of Stockholders' Equity .............................  32

Consolidated Statement of Cash Flows .......................................  33

Notes to Consolidated Financial Statements .................................  34

================================================================================

                           [INTENTIONALLY LEFT BLANK]

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

                                                                 YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------
                                                    1998        1997       1996       1995       1994
                                                  ---------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Oil and gas revenues............................  $195,685    $199,399   $149,256   $ 94,598   $ 69,728
                                                  --------    --------   --------   --------   --------
Operating expenses:
  Lease operating...............................    35,345      24,308     16,946     14,227      9,555
  Depreciation, depletion and amortization......   123,147      94,000     64,026     49,904     34,118
  Ceiling test writedown........................   104,955       4,254         --         --         --
  General and administrative, net...............     9,848      11,093      7,552      5,549      3,802
  Stock compensation (1)........................     2,222       1,177      1,943        692      1,084
                                                  --------    --------   --------   --------   --------
          Total operating expenses..............  $275,517    $134,832   $ 90,467   $ 70,372   $ 48,559
                                                  --------    --------   --------   --------   --------
Income (loss) from operations...................  $(79,832)   $ 64,567   $ 58,789   $ 24,226   $ 21,169
Interest income (expense), net..................    (8,544)     (2,146)       497        780      1,379
                                                  --------    --------   --------   --------   --------
Income (loss) before income taxes...............  $(88,376)   $ 62,421   $ 59,286   $ 25,006   $ 22,548
Income tax provision (benefit)..................   (30,677)     21,818     20,792      8,742      8,108
                                                  --------    --------   --------   --------   --------
Net income (loss)...............................  $(57,699)   $ 40,603   $ 38,494   $ 16,264   $ 14,440
                                                  ========    ========   ========   ========   ========
Basic earnings (loss) per common share..........  $  (1.55)   $   1.14   $   1.10   $   0.48   $   0.43
                                                  ========    ========   ========   ========   ========
Diluted earnings (loss) per common share........  $  (1.55)   $   1.07   $   1.03   $   0.45   $   0.40
                                                  ========    ========   ========   ========   ========
Weighted average number of shares outstanding
  for basic earnings per share..................    37,312      35,612     34,872     33,935     33,197
Weighted average number of shares outstanding
  for diluted earnings per share (2)............    37,312      38,017     37,409     36,454     35,974
CASH FLOW DATA:
Net cash provided by operating activities before
  changes in operating assets and liabilities...  $141,948    $161,852   $125,226   $ 75,613   $ 57,535
Net cash provided by operating activities.......   146,575     160,338    127,494     67,640     68,121
Net cash used in investing activities...........  (318,991)   (242,962)  (159,537)   (99,329)  (123,619)
Net cash provided by financing activities.......   164,291      77,551     32,800     33,810        865
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital surplus (deficit)...............  $ (8,806)   $    372   $ 11,436   $ 11,235   $ 10,987
Oil and gas properties, net.....................   578,423     483,954    328,615    228,509    173,924
Total assets....................................   629,311     553,621    395,938    277,406    215,557
Long-term debt and capital lease obligations,
  less current maturities.......................   208,650     129,623     60,000     25,152        555
Stockholders' equity............................   323,948     292,048    239,902    193,571    169,491
RESERVE DATA (AT END OF PERIOD):
Proved Reserves:
  Oil and condensate (MBbls)....................    15,171      16,307     13,659      9,633      8,610
  Gas (MMcf)....................................   422,277     337,481    241,385    203,580    153,967
  Total proved reserves (MMcfe).................   513,304     435,323    323,339    261,378    205,627
Present value of estimated future pre-tax net
  cash flows....................................  $549,818    $654,669   $859,817   $364,879   $230,594

---------------

(1) Stock compensation represents non-cash stock compensation charges. See Note 6 to the Company's consolidated financial statements.

(2) See Note 1 of the Company's consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in an understanding of the Company's consolidated financial position, cash flows and results of operations for each year in the three year period ended December 31, 1998. The Company's consolidated financial statements and the notes thereto that follow contain detailed information that should be referred to in conjunction with the following discussion.

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

     From time to time, the Company has utilized and expects to continue to utilize hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow, as well as to reduce its exposure to price fluctuations. See "Hedging."

     In addition to the effects of the substantial decline in product prices, the Company's results of operations for 1998 were adversely affected by higher costs. The high level of activity in the oil and gas industry in the first half of 1998 resulted in historically high drilling rig and oil field service costs and inefficiencies in employing capital. While drilling rig and oil field service costs began to move downward in the latter part of 1998, Newfield realized only a marginal improvement in costs because of existing contractual commitments. As a consequence, Newfield incurred not only significantly higher lease operating expense but also significantly higher capitalized costs and, as a result, higher depreciation, depletion and amortization expense. So long as oil and gas prices remain at low levels, the Company expects drilling rig and oil field service costs to be lower. If that is the case, the Company should begin to experience reduced lease operating expense and capitalized costs in 1999 as its contractual commitments expire.

     The Company has not in the past, and does not intend to pay cash dividends on its common stock in the foreseeable future. The Company currently intends to retain any earnings for the future operation and development of its business. In addition, the payment of dividends is restricted by the terms of the Company's credit facility.

     The Company uses the full cost method of accounting for its oil and gas properties. Under this method, all acquisition, exploration and development costs, including certain related employee costs (less any joint interest reimbursements for such costs) incurred for the purpose of acquiring and finding oil and gas reserves are capitalized in a "full cost pool" as incurred. These costs are grouped into cost centers on a country-by-country basis. The Company records depletion of its full cost pool using the unit-of-production method and uses its internal estimates of proved quantities of oil and gas reserves for financial accounting matters. For each cost center, to the extent that capitalized costs in a full cost pool (net of depreciation, depletion and amortization and related deferred taxes) exceed the present value (using a 10% discount rate) of estimated future net after-tax cash flows from proved oil and gas reserves, such excess costs are charged to operations. Once incurred, a writedown of oil and gas properties is not reversible at a later date even if oil or gas prices increase. Primarily as a result of the recent significant declines in both oil and gas prices, the Company recorded a ceiling test writedown at December 31, 1998 (see Note 1 to the Company's consolidated financial statements). The continued decline in both oil and gas prices since December 31, 1998 may require the Company to record an additional ceiling test writedown in the first quarter of 1999.

     In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"). The statement requires companies to report the fair market value of derivatives on the balance sheet and record in income or other comprehensive income, as appropriate, any changes in the fair value of the derivative. Statement No. 133 will become effective for the Company on January 1, 2000. The Company is currently evaluating the impact of this statement.

     A glossary of certain terms used in the oil and gas business is set forth under the caption "Oil and Gas Terms" at the end of Management's Discussion and Analysis.

RESULTS OF OPERATIONS

     The following table sets forth certain operating information with respect to the oil and gas operations of the Company.

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1998      1997      1996
                                                              -------   -------   -------
Production:
  Oil and condensate (MBbls)................................    3,643     3,424     2,558
  Gas (MMcf)................................................   66,634    53,505    41,323
  Total production (MMcfe)..................................   88,494    74,049    56,670
Average Realized Price:
  Oil and condensate (per Bbl)..............................  $ 12.75   $ 19.08   $ 20.89
  Gas (per Mcf).............................................     2.25      2.51      2.32
Average Costs (per Mcfe):
  Lease operating...........................................  $  0.40   $  0.33   $  0.30
  Depreciation, depletion and amortization..................     1.39      1.27      1.13
  General and administrative, net...........................     0.11      0.15      0.13

  1998 COMPARED TO 1997

     PRODUCTION. Net production increased 20%, from 74.0 Bcfe for 1997 to 88.5 Bcfe for 1998. Oil and condensate production for 1998 increased 219 MBbls, or 6%, compared to 1997. Increased oil production for 1998 was due primarily to production increases from development drilling activities during 1997 at Ship Shoal 354, West Delta 152 and High Island 537.

     Gas production increased by 13.1 Bcf, or 25%, from 53.5 Bcf for 1997 to
66.6 Bcf for 1998. Increased gas production was due to production increases from development drilling activities during 1997 at East Cameron 373, West Cameron 561 and the acquisition of interests in nine offshore blocks in the East Cameron, West Cameron and High Island areas of the Gulf of Mexico in July 1997. These increases were partially offset by production curtailments as a result of tropical storm activity during September 1998 and by natural production decline on other properties.

     OIL AND GAS REVENUES. Oil and gas revenues for 1998 decreased by $3.7 million, or 2%, compared to 1997, primarily as a result of significantly lower realized oil and gas prices partially offset by increased oil and gas production. The average realized price of natural gas and oil and condensate decreased by 10% and 33%, respectively.

     For 1998, the average realized gas price was $2.25 per Mcf, which, as a result of hedging activities, was 106% of the $2.12 per Mcf average gas sales price that would have otherwise been received. As a result of hedging activities for gas production for 1997, the Company realized an average gas price of $2.51 per Mcf, or 96% of the $2.61 per Mcf average gas sales price that would have otherwise been received. For 1998, the average realized oil and condensate price was $12.75 per barrel, which, as a result of hedging activities, was 102% of the $12.50 per barrel average oil and condensate sales price that would have otherwise been received. For 1997, the average realized oil and condensate price was $19.08 per barrel, which, as a result of hedging activities, was 101% of the $19.05 per barrel average oil and condensate sales price that would have otherwise been received. During 1998, approximately 61% of the Company's equivalent production was subject to hedge positions as compared to 64% in 1997.

     LEASE OPERATING EXPENSE. Lease operating expense for 1998 increased to $35.3 million from $24.3 million for 1997. Lease operating expense per Mcfe increased from $0.33 for 1997 to $0.40 for 1998. These increases are primarily attributable to a general increase in fees charged by the oil field service industry, lease operating costs associated with properties acquired after December 31, 1997 and lease operating costs associated with the initiation of production at East Cameron 373.

     DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE. During 1998, depreciation, depletion and amortization expense increased to $123.1 million from $94.0 million for 1997. The increase was the result of an increased depletion rate per Mcfe and production increases from acquisitions and exploratory and development drilling activities during 1997 and 1998. The increase in the depletion rate per Mcfe from $1.27 for 1997 to $1.39 for 1998 is primarily attributable to a general increase in the costs of drilling goods and services, platform and facilities construction and transportation services to the industry.

     CEILING TEST WRITEDOWN. A non-cash writedown of $105.0 million (resulting in a charge to earnings of $68.3 million after-tax) in the carrying value of the Company's oil and gas properties was recognized at December 31, 1998. The charge resulted from the application of the full cost "ceiling test" (see Note 1 to the Company's consolidated financial statements). The writedown is primarily attributable to lower prices for both oil and natural gas at December 31, 1998.

     GENERAL AND ADMINISTRATIVE EXPENSE, NET. General and administrative expense, which is net of overhead reimbursements received by the Company from other working interest owners, decreased to $9.8 million, or $0.11 per Mcfe for 1998, as compared to $11.1 million, or $0.15 per Mcfe, for 1997. The decrease per Mcfe is due to increased production during 1998 and a decrease in performance-based compensation. Performance-based compensation, as a component of general and administrative expense, decreased from $5.3 million, or $0.07 per Mcfe, for 1997 to $1.9 million, or $0.02 per Mcfe, for 1998. General and administrative expenses exclusive of performance-based compensation did, however, increase, from $5.8 million, or $0.08 per Mcfe, for 1997 to $7.9 million, or $0.09 per Mcfe, for 1998. These increases are primarily attributable to direct costs associated with staff increases during 1997 and 1998 and were partially offset by joint interest reimbursements. To the extent that the Company continues to grow and increase its ownership in certain properties, the Company expects general and administrative expenses, in the aggregate, to increase.

     STOCK COMPENSATION EXPENSE. Stock compensation expense increased by $1.0 million during 1998 due to the amortization of additional non-cash compensation expense associated with 105,100 shares of restricted stock that were granted in 1998 to employees and 8,568 shares of restricted stock that were granted to non-employee Directors.

     INTEREST EXPENSE, NET. Interest expense, net of capitalized interest, for 1998 increased to $9.5 million from $3.3 million for 1997. The increase was attributable to higher average debt levels during 1998 and a lower percentage of total interest costs incurred being capitalized.

     NET INCOME. As a result of the foregoing, particularly the ceiling test writedown and the substantial decrease in realized oil and gas prices for 1998 compared to 1997, the Company had a net loss of $57.7 million, or $1.55 per diluted share, for 1998 as compared to net income of $40.6 million, or $1.07 per diluted share, for 1997.

  1997 COMPARED TO 1996

     PRODUCTION. Net production increased 31%, from 56.7 Bcfe for 1996 to 74.0 Bcfe for 1997. Oil and condensate production for 1997 increased 866 MBbls, or 34%, compared to 1996. Increased oil production for 1997 was due primarily to production increases from development drilling activities during 1996 at South Timbalier 148 and Ewing Bank 947, the acquisition of Ship Shoal 69 in the third quarter of 1996 and a well drilled and placed on production late in the fourth quarter of 1996 at Vermilion 398. Gas production increased by 12.2 Bcf, or 29%, from 41.3 Bcf for 1996 to 53.5 Bcf for 1997. Increased gas production was due to production increases from development drilling activities during 1996 at South Timbalier 148 and Ewing Bank 947, the acquisition of interests in nine offshore blocks in the East Cameron, West Cameron and High Island areas of the Gulf of Mexico in July 1997, and wells drilled and placed on production during the fourth quarter of 1996 at Vermilion 308 and Vermilion 398. These increases were partially offset by natural production decline on other properties of the Company.

     OIL AND GAS REVENUES. Oil and gas revenues for 1997 increased by $50.1 million, or 34%, compared to 1996, primarily as a result of increased oil and gas production and higher realized gas prices. The average realized price of natural gas increased by 8%.

     For 1997, the average realized gas price was $2.51 per Mcf, which, as a result of hedging activities, was 96% of the $2.61 per Mcf average gas sales price that would have otherwise been received. As a result of hedging activities for gas production for 1996, the Company realized an average gas price of $2.32 per Mcf, or 86% of the $2.70 per Mcf average gas sales price that would have otherwise been received. For 1997, the average realized oil and condensate price was $19.08 per barrel, which, as a result of hedging activities, was 101% of the $19.05 per barrel average oil and condensate sales price that would have otherwise been received. For 1996, the average realized oil and condensate price was $20.89 per barrel, which as a result of hedging activities, was 99% of the $21.15 per barrel average oil and condensate sales price that would have otherwise been received. During 1997, approximately 64% of the Company's equivalent production was subject to hedge positions as compared to 54% in 1996.

     LEASE OPERATING EXPENSE. Lease operating expense for 1997 increased to $24.3 million from $16.9 million for 1996. Lease operating expense per Mcfe increased from $0.30 for 1996 to $0.33 for 1997. These increases are primarily attributable to a general increase in costs in the oil field service industry, increased workover activities and lease operating costs associated with properties acquired during 1997 and 1996.

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

     CHINA CEILING TEST WRITEDOWN. During 1997, the Company completed the drilling of its initial exploratory well in the Bohai Bay, offshore China at a cost of $4.3 million. The well did not encounter commercial quantities of oil or gas and the participants in the well agreed to plug and abandon it. As a result, in accordance with full cost accounting rules the Company recorded a writedown of its investment by the amount of the cost of the well.

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

LIQUIDITY AND CAPITAL RESOURCES

     The Company had a working capital deficit of $8.8 million at December 31, 1998 compared to a working capital surplus of $0.4 million at December 31, 1997. The $9.2 million decrease in working capital is primarily due to the substantial decrease in realized oil and gas prices at December 31, 1998 compared to December 31, 1997 and management's decision to maintain lower levels of cash and therefore reduce interest expense. Long-term debt increased from $129.6 million at December 31, 1997 to $208.7 million at December 31, 1998. Working capital balances may fluctuate from year to year to the extent the Company increases or decreases borrowings under its revolving credit facility (the "Credit Facility"). The Company has funded its oil and gas activities through cash flow from operations, equity capital from private and public sources, public debt and bank borrowings.

     The Company filed a "universal shelf" registration statement with the Securities and Exchange Commission with respect to the offering and sale of an array of debt and equity securities in July 1998 in order to better position itself to take advantage of future opportunities and to provide financing alternatives. In September 1998, the Company completed the sale of four million newly issued shares of its common stock under this registration statement. The Company used the $83 million of net proceeds to reduce outstanding debt under its Credit Facility.

     The Company maintains its reserve-based revolving Credit Facility with Chase Bank of Texas, National Association, as agent. As of December 31, 1998, $84 million was outstanding under the Credit Facility. The Credit Facility provides a $225 million revolving credit maturing on October 31, 2002. The amount available under the Credit Facility is subject to a calculated borrowing base determined by a majority of the banks participating in the Credit Facility, which is reduced by the aggregate principal outstanding on the Company's senior unsecured notes (currently $125 million) (as so reduced, the "Borrowing Base"). The Borrowing Base is currently $175 million, but no assurances can be given that a majority of the banks will not elect to redetermine the Borrowing Base in the future. The Company has an option, subject to the Borrowing Base, to increase the facility to $250 million. Without so increasing the facility, the Company currently has approximately $91 million of available capacity under the Credit Facility as of February 15, 1999.

     The Company has also established money market lines of credit with various banks in an amount limited by the Credit Facility to $25 million. As of December 31, 1998, there were no borrowings outstanding under these lines of credit.

     The Company considers its interest rate risk exposure to be minimal because $125 million, or approximately 60% of its total debt at December 31, 1998, is subject to a fixed interest rate. As a result, if the amount of the Company's floating rate debt remained unchanged from December 31, 1998, interest costs with respect to only $84 million of debt would be subject to fluctuation based on short-term interest rates in 1999. The impact on annual cash flow of a 10% change in the floating rate (approximately 57 basis points) applicable to such debt would be $0.5 million.

     The Company's net cash flow from operations for 1998 was $146.6 million compared to $160.3 million for 1997. The decrease is primarily due to decreases in oil and gas revenues, partially offset by changes in operating assets and liabilities. Net cash flow from operations before changes in operating assets and liabilities for 1998 was $141.9 million compared to $161.9 million for 1997. The year-to-year decrease in net cash flow from operations before changes in operating assets and liabilities is primarily attributable to decreased average realized oil and gas prices and higher operating expenses offset by increased oil and gas production.

     Capital expenditures for 1998 were $310.8 million, consisting of $65.3 million for exploration, $155.9 million for development and $89.6 million for property acquisitions. The Company has budgeted $150 million for capital spending in 1999. Of that amount, $42 million has been allocated to exploration projects and $57 million has been allocated to identified development drilling projects and the construction of platforms, facilities and pipelines (including $5 million relating to the abandonment or dismantlement of existing wells and facilities). The Company continues to pursue attractive acquisition opportunities. The timing and size of any acquisition and the associated capital commitments are unpredictable.

     Actual levels of capital expenditures may vary significantly due to many factors, including drilling results, oil and gas prices, industry conditions, the prices and availability of goods and services and the extent to which proved properties are acquired. The Company anticipates that capital expenditures will be funded principally from cash flow from operations, working capital and bank borrowings. During 1998, the Company borrowed $795.8 million and repaid $716.8 million under the Credit Facility and its money market lines of credit. The Company anticipates additional borrowings under the Credit Facility and its money market lines of credit during 1999.

     To cover the various obligations of lessees on the Outer Continental Shelf (the "OCS"), the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases. Additionally, the MMS may require operators in the OCS to post supplemental bonds in excess of lease and area wide bonds to assure that abandonment obligations on specific properties will be met. The Company is currently exempt from the supplemental bonding requirements of the MMS. Under certain circumstances, the MMS may require any operator's activities on federal leases to be suspended or terminated. Any such suspension or termination of the Company's operations could materially and adversely affect the Company's financial position, cash flows and results of operations.

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

     The Company has been named as a defendant in certain lawsuits arising in the ordinary course of business. While the outcome of these lawsuits cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the financial position, cash flows or results of operations of the Company.

HEDGING

     From time to time, the Company has utilized and expects to continue to utilize hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow, as well as to reduce its exposure to price fluctuations. While the use of these hedging arrangements limits the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. Substantially all of the Company's hedging transactions to date were carried out in the over-the-counter market and the obligations of the counterparties have been guaranteed by entities with at least an investment grade rating or secured by letters of credit. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in oil and gas revenues when the hedged production is delivered. Neither the hedging contracts nor the unrealized gains or losses on these contracts are recognized in the financial statements.

     As of December 31, 1998, the Company had entered into commodity price hedging contracts with respect to its 1999 and 2000 natural gas production as follows:

                                                                                 NYMEX CONTRACT
                                                                                 PRICE PER MMBTU
                                                               ---------------------------------------------------
                                                                                    COLLARS
                                                   VOLUME IN     SWAPS     -------------------------      FLOOR      FAIR MARKET
                     PERIOD                         MMMBTUS    (AVERAGE)     FLOORS       CEILINGS      CONTRACTS      VALUE(1)
-------------------------------------------------  ---------   ---------   -----------   -----------   -----------   ------------
January 1999-March 1999
  Price Swap Contracts...........................    2,430       $2.45         --            --            --        $1.5 million
  Collar Contracts...............................    5,600          --     $2.25-$2.58   $2.69-$3.50       --        $3.5 million
  Floor Contracts................................    1,800          --         --            --        $2.30-$2.63   $1.0 million
April 1999-June 1999
  Price Swap Contracts...........................      930       $2.25         --            --            --        $0.3 million
  Collar Contracts...............................    7,000          --     $2.10-$2.15   $2.25-$2.50       --        $1.4 million
July 1999-September 1999
  Price Swap Contracts...........................      930       $2.24         --            --            --        $0.3 million
  Collar Contracts...............................    3,750          --        $2.10         $2.40          --        $0.5 million
October 1999-December 1999
  Price Swap Contracts...........................      930       $2.40         --            --            --        $0.2 million
January 2000-December 2000
  Price Swap Contracts...........................    3,000       $2.31         --            --            --        $0.3 million

---------------

(1) Fair market value is calculated using prices derived from NYMEX futures contract prices existing at December 31, 1998.

     Additionally, the Company will recognize approximately $2.0 million and $0.4 million of gas revenue in the first and second quarter of 1999, respectively, as a result of closing a portion of its natural gas hedge positions in December 1998 and a portion of the above positions in January 1999.

     These hedging transactions are settled based upon the average of the reported settlement prices on the NYMEX for the last three trading days or occasionally, the penultimate trading day of a particular contract month (the "settlement price"). With respect to any particular swap transaction, the counterparty is required to make a payment to the Company in the event that the settlement price for any settlement period is less than the swap price for such transaction, and the Company is required to make payment to the counterparty in the event that the settlement price for any settlement period is greater than the swap price for such transaction. For any particular collar transaction, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price for such transaction, and the Company is required to make payment to the counterparty if the settlement price for any settlement period is above the ceiling price for such transaction. For any particular floor transaction, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price for such transaction. The Company is not required to make any payment in connection with the settlement of a floor transaction.

     The Company has not entered into basis swaps with respect to any of its currently open hedging transactions. Because substantially all of the Company's natural gas production is sold under spot contracts that have historically correlated with the swap price, the Company believes that it has no material basis risk with respect to gas swaps that are not coupled with basis swaps.

     As of December 31, 1998, the Company had entered into commodity price hedging contracts with respect to its oil production for 1999 as follows:

                                                                   COLLARS
                                                  -----------------------------------------
                                                                          NYMEX
                                                                     CONTRACT PRICE
                                                                         PER BBL
                                                  VOLUME IN   -----------------------------   FAIR MARKET
                     PERIOD                         BBLS         FLOORS         CEILINGS        VALUE(1)
------------------------------------------------  ---------   -------------   -------------   ------------
January 1999-March 1999.........................   180,000    $15.00-$17.00   $17.00-$18.00   $0.7 million
April 1999-June 1999............................   182,000    $15.00-$17.00   $17.00-$18.70   $0.7 million
July 1999-September 1999........................   184,000    $15.00-$17.00   $17.00-$19.15   $0.6 million
October 1999-December 1999......................    92,000           $15.00          $17.00   $0.2 million

---------------

(1) Fair market value is calculated using prices derived from NYMEX futures contract prices existing at December 31, 1998.

     Because substantially all of the Company's oil production is sold under spot contracts that correlate to the NYMEX West Texas Intermediate price, the Company believes that it has no material basis risk with respect to these transactions. The actual cash price the Company receives, however, generally is $1.50 - $2.00 per barrel less than the NYMEX West Texas Intermediate price when adjusted for location and quality differences.

YEAR 2000 ISSUES

     Year 2000 issues result from the inability of computer programs or computerized equipment to accurately calculate, store or use a date subsequent to December 31, 1999. The erroneous date can be interpreted in a number of different ways; typically the year 2000 is interpreted as the year 1900. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business.

     Because the Company's software systems are relatively new, the Company was aware of and considered Year 2000 issues at the time of purchase or development of such systems. In addition, the Company has recently completed an assessment of its core financial and operational software systems to ensure compliance. The licensor of the Company's core financial software system has certified that such software is Year 2000 compliant. Additionally, other less critical software systems and various types of equipment have been assessed and are believed to be compliant. The Company believes that the potential impact, if any, of these less critical systems not being Year 2000 compliant will at most require employees to manually complete otherwise automated tasks or calculations and it should not impact the Company's ability to continue exploration, drilling, production or sales activities.

     The Company has initiated and will continue to have formal communications with its significant suppliers, business partners and customers to determine the extent to which the Company is vulnerable to those third parties' failure to correct their own Year 2000 issues. There can be no guarantee, however, that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems would not have a material adverse effect on the Company. The Company has determined it has no exposure to contingencies related to the Year 2000 issue with respect to products sold to third parties.

     The Company has and will utilize both internal and external resources to complete tasks and perform testing necessary to address the Year 2000 issue. The Company has substantially completed the Year 2000 project. The Company has not incurred, and does not anticipate that it will incur, any significant costs relating to the assessment and remediation of Year 2000 issues.

FORWARD-LOOKING STATEMENTS

     This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this document, including statements regarding production targets, anticipated production rates, planned capital expenditures, the availability of capital resources to fund capital expenditures, estimates of proved reserves, wells planned to be drilled in the future, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements are based upon assumptions and anticipated results that are subject to numerous uncertainties. Actual results may vary significantly from those anticipated due to many factors, including drilling results, oil and gas prices, industry conditions, the prices of goods and services, the availability of drilling rigs and other support services and the availability of capital resources. In addition, the drilling of oil and gas wells and the production of hydrocarbons are subject to governmental regulations and operating risks.

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

OIL AND GAS TERMS

     Set forth below are definitions of certain terms used in the oil and gas business.

     Basis Risk. The risk associated with the sales point price for oil or gas production varying from the reference (or settlement) price for a particular hedging transaction.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Bcf. Billion cubic feet.

     Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

     MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

     MBbls/d. One thousand barrels of crude oil or other liquid hydrocarbons per day.

     Mcf. One thousand cubic feet.

     Mcf/d. One thousand cubic feet per day.

     Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate, or natural gas liquids.

     MMS. The Minerals Management Service of the United States Department of the Interior.

     MMBbls. One million barrels of crude oil or other liquid hydrocarbons.

     MMcf. One million cubic feet.

     MMcf/d. One million cubic feet per day.

     MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil condensate or natural gas liquids.

     NYMEX. New York Merchantile Exchange.

     Present value. When used with respect to oil and natural gas reserves, the estimated value of future gross revenues (estimated in accordance with the requirements of the Securities and Exchange Commission) to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

     Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production to market.

     Proved developed reserves. Proved results that can be expected to be recovered from existing wells with existing equipment and operating methods.

     Proved developed nonproducing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

     Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     Turnkey drilling contract. A fixed rate contract pursuant to which the drilling contractor generally bears the risk of loss for unbudgeted contingencies.

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

/s/JOE B. FOSTER                                            /s/TERRY W. RATHERT
Joe B. Foster Chairman of the Board, President and Chief    Terry W. Rathert Vice President - Planning and
Executive Officer                                           Administration and Secretary

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Newfield Exploration Company:

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Newfield Exploration Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Houston, Texas
February 12, 1999

                          NEWFIELD EXPLORATION COMPANY

                           CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1998        1997
                                      ASSETS                  ---------   ---------
Current assets:
  Cash and cash equivalents.................................  $      92   $   8,217
  Accounts receivable - oil and gas.........................     43,095      54,123
  Other.....................................................      2,082       2,426
                                                              ---------   ---------
          Total current assets..............................     45,269      64,766
                                                              ---------   ---------
Oil and gas properties (full cost method, of which $34,234
  at December 31, 1998 and $79,264 at December 31, 1997 were
  excluded from amortization)...............................    992,629     775,585
Less - accumulated depreciation, depletion and
  amortization..............................................   (414,206)   (291,631)
                                                              ---------   ---------
                                                                578,423     483,954
                                                              ---------   ---------
Furniture, fixtures and equipment, net......................      2,208       1,620
Other assets................................................      3,411       3,281
                                                              ---------   ---------
          Total assets......................................  $ 629,311   $ 553,621
                                                              =========   =========

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities..................  $  52,123   $  63,834
  Advances from joint owners................................      1,952         560
                                                              ---------   ---------
          Total current liabilities.........................     54,075      64,394
                                                              ---------   ---------
Other liabilities...........................................     11,467       3,846
Long-term debt..............................................    208,650     129,623
Deferred taxes..............................................     31,171      63,710
                                                              ---------   ---------
          Total long-term liabilities.......................    251,288     197,179
                                                              ---------   ---------
Commitments and contingencies...............................         --          --
Stockholders' equity:
  Preferred stock ($0.01 par value, 5,000,000 shares
     authorized; no shares
     issued)................................................         --          --
  Common stock ($0.01 par value, 100,000,000 shares
     authorized; 40,429,729 and 35,975,777 shares issued and
     outstanding at December 31, 1998 and December 31, 1997,
     respectively)..........................................        404         360
  Additional paid-in capital................................    250,642     160,672
  Unearned compensation.....................................     (5,007)     (4,592)
  Retained earnings.........................................     77,909     135,608
                                                              ---------   ---------
          Total stockholders' equity........................    323,948     292,048
                                                              ---------   ---------
          Total liabilities and stockholders' equity........  $ 629,311   $ 553,621
                                                              =========   =========

   The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY

                        CONSOLIDATED STATEMENT OF INCOME
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1998          1997          1996
                                                              -----------   -----------   -----------
Oil and gas revenues........................................  $   195,685   $   199,399   $   149,256
                                                              -----------   -----------   -----------
Operating expenses:
  Lease operating...........................................       35,345        24,308        16,946
  Depreciation, depletion and amortization..................      123,147        94,000        64,026
  Ceiling test writedown....................................      104,955         4,254            --
  General and administrative, net...........................        9,848        11,093         7,552
  Stock compensation........................................        2,222         1,177         1,943
                                                              -----------   -----------   -----------
     Total operating expenses...............................      275,517       134,832        90,467
                                                              -----------   -----------   -----------
Income (loss) from operations...............................      (79,832)       64,567        58,789
Other income (expenses):
  Interest income...........................................          964         1,122           917
  Interest expense, net.....................................       (9,508)       (3,268)         (420)
                                                              -----------   -----------   -----------
                                                                   (8,544)       (2,146)          497
                                                              -----------   -----------   -----------
Income (loss) before income taxes...........................      (88,376)       62,421        59,286
Income tax provision (benefit):
  Current...................................................           --            --            29
  Deferred..................................................      (30,677)       21,818        20,763
                                                              -----------   -----------   -----------
                                                                  (30,677)       21,818        20,792
                                                              -----------   -----------   -----------
Net income (loss)...........................................  $   (57,699)  $    40,603   $    38,494
                                                              ===========   ===========   ===========
Basic earnings (loss) per common share......................  $     (1.55)  $      1.14   $      1.10
                                                              ===========   ===========   ===========
Diluted earnings (loss) per common share....................  $     (1.55)  $      1.07   $      1.03
                                                              ===========   ===========   ===========
Weighted average number of shares outstanding for basic
  earnings per share........................................   37,311,928    35,612,488    34,872,113
Weighted average number of shares outstanding for diluted
  earnings per share........................................   37,311,928    38,017,177    37,408,924

   The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     COMMON STOCK       ADDITIONAL                                 TOTAL
                                                  -------------------    PAID-IN       UNEARNED     RETAINED   STOCKHOLDERS'
                                                    SHARES     AMOUNT    CAPITAL     COMPENSATION   EARNINGS      EQUITY
                                                  ----------   ------   ----------   ------------   --------   -------------
Balance, December 31, 1995......................  34,354,844   $ 343    $ 137,830      $(1,113)     $ 56,511     $ 193,571
  Issuance of common stock......................     632,196       6        3,204                                    3,210
  Issuance of restricted stock, less
    amortization of $1,441......................     256,000       3        3,601       (2,163)                      1,441
  Cancellation of stock options.................                              (28)           3                         (25)
  Amortization of stock compensation............                                           527                         527
  Tax benefit from exercise of stock options
    (Note 6)....................................                            2,684                                    2,684
  Net income....................................                                                      38,494        38,494
                                                  ----------   -----    ---------      -------      --------     ---------
Balance, December 31, 1996......................  35,243,040     352      147,291       (2,746)       95,005       239,902
  Issuance of common stock......................     686,915       7        8,088                                    8,095
  Issuance of restricted stock, less
    amortization of $226........................      45,822       1        3,022       (2,797)                        226
  Amortization of stock compensation............                                           951                         951
  Tax benefit from exercise of stock options
    (Note 6)....................................                            2,271                                    2,271
  Net income....................................                                                      40,603        40,603
                                                  ----------   -----    ---------      -------      --------     ---------
Balance, December 31, 1997......................  35,975,777     360      160,672       (4,592)      135,608       292,048
  Issuance of common stock......................   4,341,620      43       85,472                                   85,515
  Issuance of restricted stock, less
    amortization of $583........................     115,668       1        2,706       (2,124)                        583
  Cancellation of restricted stock..............      (3,336)                 (70)          50                         (20)
  Amortization of stock compensation............                                         1,659                       1,659
  Tax benefit from exercise of stock options
    (Note 6)....................................                            1,862                                    1,862
  Net loss......................................                                                     (57,699)      (57,699)
                                                  ----------   -----    ---------      -------      --------     ---------
Balance, December 31, 1998......................  40,429,729   $ 404    $ 250,642      $(5,007)     $ 77,909     $ 323,948
                                                  ==========   =====    =========      =======      ========     =========

   The accompanying notes are an integral part of these financial statements.
                                       32

                          NEWFIELD EXPLORATION COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1998        1997        1996
                                                              ---------   ---------   ---------
Cash flows from operating activities:
  Net income (loss).........................................  $ (57,699)  $  40,603   $  38,494
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation, depletion and amortization..................    123,147      94,000      64,026
  Ceiling test writedown....................................    104,955       4,254          --
  Deferred taxes............................................    (30,677)     21,818      20,763
  Stock compensation........................................      2,222       1,177       1,943
                                                              ---------   ---------   ---------
                                                                141,948     161,852     125,226
Changes in assets and liabilities:
  (Increase) decrease in accounts receivable, oil and gas...     11,028      (7,309)    (21,418)
  (Increase) decrease in other current assets...............        344      (1,226)      3,793
  (Increase) decrease in other assets.......................       (130)      1,359         443
  Increase (decrease) in accounts payable and accrued
     liabilities............................................     (4,652)      6,912      16,523
  Increase (decrease) in advances from joint owners.........      1,392      (3,052)      1,939
  Increase (decrease) in other liabilities..................     (3,355)      1,802         988
                                                              ---------   ---------   ---------
          Net cash provided by operating activities.........    146,575     160,338     127,494
                                                              ---------   ---------   ---------
Cash flows from investing activities:
  Additions to oil and gas properties.......................   (317,831)   (242,309)   (158,834)
  Additions to furniture, fixtures and equipment............     (1,160)       (653)       (703)
                                                              ---------   ---------   ---------
          Net cash used in investing activities.............   (318,991)   (242,962)   (159,537)
                                                              ---------   ---------   ---------
Cash flows from financing activities:
  Proceeds from borrowings..................................    795,750     357,250     281,000
  Repayments of borrowings..................................   (716,750)   (412,250)   (251,000)
  Proceeds from issuance of senior notes....................         --     124,619          --
  Proceeds from issuances of common stock, net..............     85,291       8,095       3,210
  Payments on capital lease obligations.....................         --        (163)       (410)
                                                              ---------   ---------   ---------
          Net cash provided by financing activities.........    164,291      77,551      32,800
                                                              ---------   ---------   ---------
Increase (decrease) in cash and cash equivalents............     (8,125)     (5,073)        757
Cash and cash equivalents, beginning of period..............      8,217      13,290      12,533
                                                              ---------   ---------   ---------
Cash and cash equivalents, end of period....................  $      92   $   8,217   $  13,290
                                                              =========   =========   =========

   The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Organization and Principles of Consolidation

     These financial statements include the accounts of Newfield Exploration Company and its subsidiaries (collectively, the "Company"), a Delaware corporation. All significant intercompany balances and transactions have been eliminated. The Company was formed on December 5, 1988 to conduct offshore oil and gas exploration and drilling and development operations in the Gulf of Mexico. The Company has expanded its operations into onshore South Louisiana and Texas and select international areas. The Company conducts foreign operations through its subsidiaries. As an independent oil and gas producer, the Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for natural gas, oil and condensate, which are dependent upon numerous factors beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been very volatile, as evidenced by the recent volatility of oil and gas prices, and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future. A substantial or extended decline in oil and gas prices could have a material adverse effect on the Company's financial position, results of operations, cash flows, quantities of oil and gas reserves that may be economically produced and access to capital.

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

  Earnings Per Share

     Basic earnings (loss) per common share ("EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities were exercised or converted to common stock.

     There are no adjustments to reported net income (loss) for purposes of calculating earnings per share. The following is a calculation of basic and diluted weighted average shares outstanding for each of the three years in the period ended December 31, 1998:

                                                              1998         1997         1996
                                                           ----------   ----------   ----------
Shares outstanding for basic EPS.........................  37,311,928   35,612,488   34,872,113
Dilution effect of stock options outstanding at end of
  period.................................................          --    2,404,689    2,536,811
                                                           ----------   ----------   ----------
Shares outstanding for diluted EPS.......................  37,311,928   38,017,177   37,408,924
                                                           ==========   ==========   ==========

     The calculation of shares outstanding for diluted EPS above does not include the effect of stock options outstanding at December 31, 1998 of 2,143,349 shares, because to do so would have been antidilutive.

  Financial Instruments

     Cash equivalents include highly liquid investments with a maturity of approximately three months or less when acquired. The Company invests cash in excess of operating requirements in United States Treasury notes, Eurodollar bonds and investment grade commercial paper. Cash equivalents are stated at cost, which approximates fair market value.

                          NEWFIELD EXPLORATION COMPANY

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

  Oil and Gas Properties

     The Company uses the full cost method of accounting. Under this method, all costs incurred in the acquisition, exploration and development of oil and gas properties are capitalized into cost centers that are established on a country-by-country basis. Such capitalized costs and estimated future development and dismantlement costs are amortized on a unit-of-production method based on proved reserves. For each cost center, the net capitalized costs of oil and gas properties are limited to the lower of unamortized cost or the cost center ceiling, defined as the sum of the present value (10% discount rate) of estimated future net revenues from proved reserves, based on year-end oil and gas prices; plus the cost of properties not being amortized, if any; plus the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less related income tax effects. As required by these rules, a non-cash writedown of oil and gas properties of $105.0 million (resulting in a charge to earnings of $68.3 million after-tax) was recognized at December 31, 1998. The writedown is primarily attributable to the lower prices for both oil and natural gas at December 31, 1998. In accordance with full cost accounting rules the Company recorded a writedown of $4.3 million in 1997 related to an unsuccessful well in China.

     Proceeds from the sale of oil and gas properties are applied to reduce the costs in the cost center unless the sale involves a significant quantity of reserves in relation to the cost center, in which case a gain or loss is recognized.

     Unevaluated properties and associated costs not currently being amortized and included in oil and gas properties were $25.1 million and $71.4 million at December 31, 1998 and 1997, respectively. Additionally, at December 31, 1998 and 1997, there was $9.2 million and $7.9 million, respectively, of unproved property costs associated with the Company's investment in international activities. The properties represented by these costs were at such dates undergoing exploration activities, or are properties on which the Company intends to commence such activities in the future. The Company believes that the unevaluated properties at December 31, 1998 will be substantially evaluated and therefore subject to amortization within 12 to 24 months.

     Other property and equipment are recorded at cost and are depreciated over their estimated useful lives of five to seven years using the straight-line method. At December 31, 1998 and 1997, furniture, fixtures and equipment, is net of accumulated depreciation of $2.0 million and $1.5 million, respectively.

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

                          NEWFIELD EXPLORATION COMPANY

     Total estimated future abandonment and dismantlement costs associated with the Company's developed and acquired properties were $69.1 million, $53.9 million and $41.5 million as of December 31, 1998, 1997 and 1996, respectively.

     Estimated future abandonment and dismantlement costs are accrued on a unit-of-production method based on proved reserves. The portion of future abandonment and dismantlement costs that has been accrued is included in accumulated depreciation, depletion and amortization and was $29.7 million, $23.6 million and $18.0 million as of December 31, 1998, 1997 and 1996, respectively.

  Income Taxes

     The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined by applying tax regulations existing at the end of a reporting period to the cumulative temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

  Concentration of Credit Risk

     The Company maintains cash balances with several banks that frequently exceed federally insured limits and invests its cash in investment grade commercial and U.S. Government backed securities. The Company's joint interest partners consist primarily of independent oil and gas producers. The Company's oil and gas production purchasers consist primarily of independent marketers and major gas pipeline companies. The Company performs credit evaluations of its customers' financial condition and obtains letter of credit agreements and parental guarantees from selected oil and gas purchase customers. The Company has not experienced any significant losses from uncollectible accounts. Substantially all of the Company's hedging transactions to date were carried out in the over-the-counter market and the obligations of the counterparties have been guaranteed by entities with at least an investment grade rating or secured by letters of credit.

  Major Customers

     The Company sold oil and gas production representing more than 10% of its oil and gas revenues for the year ended December 31, 1998, to Conoco Inc. (13%) and Coast Energy Group (10%); for the year ended December 31, 1997, to Coast Energy Group (12%) and Gulfmark Energy, Inc. (11%); for the year ended December 31, 1996, to Gulfmark Energy, Inc. (17%), Coast Energy Group (16%) and Superior Natural Gas Corporation (12%). Because alternative purchasers of oil and gas are readily available, the Company believes that the loss of any of these purchasers would not have a material adverse effect on the Company.

2. HEDGING TRANSACTIONS:

     During 1998, approximately 61% of the Company's equivalent production was subject to hedge positions as compared to 64% in 1997.

                          NEWFIELD EXPLORATION COMPANY

     As of December 31, 1998, the Company had entered into commodity price hedging contracts with respect to its natural gas production for 1999 and 2000 as follows:

                                                                                 NYMEX CONTRACT
                                                                                 PRICE PER MMBTU
                                                               ---------------------------------------------------
                                                                                    COLLARS
                                                   VOLUME IN     SWAPS     -------------------------      FLOOR      FAIR MARKET
                     PERIOD                         MMMBTUS    (AVERAGE)     FLOORS       CEILINGS      CONTRACTS      VALUE(1)
-------------------------------------------------  ---------   ---------   -----------   -----------   -----------   ------------
January 1999-March 1999
  Price Swap Contracts...........................    2,430       $2.45         --            --            --        $1.5 million
  Collar Contracts...............................    5,600          --     $2.25-$2.58   $2.69-$3.50       --        $3.5 million
  Floor Contracts................................    1,800          --         --            --        $2.30-$2.63   $1.0 million
April 1999-June 1999
  Price Swap Contracts...........................      930       $2.25         --            --            --        $0.3 million
  Collar Contracts...............................    7,000          --     $2.10-$2.15   $2.25-$2.50       --        $1.4 million
July 1999-September 1999
  Price Swap Contracts...........................      930       $2.24         --            --            --        $0.3 million
  Collar Contracts...............................    3,750          --        $2.10         $2.40          --        $0.5 million
October 1999-December 1999
  Price Swap Contracts...........................      930       $2.40         --            --            --        $0.2 million
January 2000-December 2000
  Price Swap Contracts...........................    3,000       $2.31         --            --            --        $0.3 million

---------------

(1) Fair market value is calculated using prices derived from NYMEX futures contract prices existing at December 31, 1998.

     Additionally, the Company will recognize approximately $1.4 million and $0.2 million of gas revenue in the first and second quarters of 1999, respectively, as a result of closing a portion of its natural gas hedge positions in December 1998.

     As of December 31, 1997, the Company had entered into commodity price hedging contracts with respect to its natural gas production for 1998 as follows:

                                                                                 NYMEX CONTRACT
                                                                                 PRICE PER MMBTU
                                                               ---------------------------------------------------
                                                                                    COLLARS
                                                   VOLUME IN     SWAPS     -------------------------      FLOOR      FAIR MARKET
                     PERIOD                         MMMBTUS    (AVERAGE)     FLOORS       CEILINGS      CONTRACTS      VALUE(3)
-------------------------------------------------  ---------   ---------   -----------   -----------   -----------   ------------
January 1998-March 1998
  Price Swap Contracts...........................    4,500 (1)   $2.78         --            --            --        $2.7 million
  Collar Contracts...............................    3,750          --     $2.48-$3.36   $3.21-$4.30       --        $2.4 million
  Floor Contracts................................      750          --         --            --           $2.33      $0.1 million
April 1998-June 1998
  Price Swap Contracts...........................    2,500 (1)   $2.27         --            --            --        $0.2 million
  Collar Contracts...............................      750          --     $2.19-$2.34   $2.65-$2.89       --        $0.1 million
  Floor Contracts................................      750          --         --            --        $2.20-$2.33   $0.1 million
July 1998-September 1998
  Price Swap Contracts...........................    2,250 (2)   $2.26         --            --            --        $0.2 million

---------------

(1) The Company entered into a basis swap with respect to 50% of the indicated volume.

(2) The Company entered into a basis swap with respect to 33% of the indicated volume.

(3) Fair market value is calculated using prices derived from NYMEX futures contract prices existing at December 31, 1997.

     These hedging transactions are settled based upon the average of the reported settlement prices on the NYMEX for the last three trading days or occasionally, the penultimate trading day of a particular contract month (the "settlement price"). With respect to any particular swap transaction, the counterparty is required to make a payment to the Company in the event that the settlement price for any settlement period is less than the swap price for such transaction, and the Company is required to make payment to the counterparty in the event that the settlement price

                          NEWFIELD EXPLORATION COMPANY
for any settlement period is greater than the swap price for such transaction. For any particular collar transaction, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price for such transaction, and the Company is required to make payment to the counterparty if the settlement price for any settlement period is above the ceiling price of such transaction. For any particular floor transaction, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price for such transaction. The Company is not required to make any payment in connection with the settlement of a floor transaction. Except as indicated in the foregoing tables, the Company did not have any basis swaps associated with the indicated hedging contracts. Because substantially all of the Company's natural gas production is sold under spot contracts that have historically correlated with the swap price, the Company believes that it has no material basis risk with respect to gas swaps that are not coupled with basis swaps.

     As of December 31, 1998, the Company had entered into commodity price hedging contracts with respect to its oil production for 1999 as follows:

                                                                                COLLARS
                                                              -------------------------------------------
                                                                                   NYMEX CONTRACT
                                                                                   PRICE PER BBL
                                                              VOLUME IN    ------------------------------    FAIR MARKET
                           PERIOD                               BBLS          FLOORS          CEILINGS         VALUE(1)
------------------------------------------------------------  ---------    -------------    -------------    ------------
January 1999-March 1999.....................................   180,000     $15.00-$17.00    $17.00-$18.10    $0.7 million
April 1999-June 1999........................................   182,000     $15.00-$17.00    $17.00-$18.70    $0.7 million
July 1999-September 1999....................................   184,000     $15.00-$17.00    $17.00-$19.15    $0.6 million
October 1999-December 1999..................................    92,000            $15.00           $17.00    $0.2 million

---------------

(1) Fair market value is calculated using prices derived from NYMEX futures contract prices existing at December 31, 1998.

     As of December 31, 1997, the Company had entered into a crude oil swap agreement for 15,000 barrels of oil production per month for the period January 1998 through June 1998, which effectively fixed the price of such production against the NYMEX West Texas Intermediate contract at prices ranging from $20.77 to $21.52 per barrel. The fair market value of these contracts at December 31, 1997 was $0.3 million based upon prices derived from NYMEX futures contract prices existing at December 31, 1997.

     Because substantially all of the Company's oil production is sold under spot contracts that correlate to the NYMEX West Texas Intermediate price, the Company believes that it has no material basis risk with respect to these transactions. The actual cash price the Company receives, however, generally is $1.50-$2.00 per barrel less than the NYMEX West Texas Intermediate price when adjusted for location and quality differences.

3. DEBT:

     Long-term debt consisted of the following (in thousands):

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1998            1997
                                                              -------------   -------------
Senior Unsecured Debt
  Bank revolving credit facility:
     Prime rate based loans.................................    $     --        $  5,000
     LIBOR based loans......................................      84,000              --
                                                                --------        --------
          Total bank revolving credit facility..............      84,000           5,000
                                                                --------        --------
  7.45% Senior Notes, due 2007..............................     124,650         124,623
                                                                --------        --------
  Stand alone facilities....................................          --              --
                                                                --------        --------
     Long-term debt.........................................    $208,650        $129,623
                                                                ========        ========

                          NEWFIELD EXPLORATION COMPANY

     At December 31, 1998 and 1997, the interest rates under the bank revolving credit facility for prime rate loans were 7.75% and 8.50%, respectively, and for LIBOR based loans were 5.75% and 6.19%, respectively.

     The estimated fair market value of total long-term debt at December 31, 1998 and 1997 was $203.4 million and $129.6 million, respectively. The estimated fair value of the Company's long-term debt was based on quoted market prices.

     The Company maintains its reserve-based revolving credit facility (the "Credit Facility") with Chase Bank of Texas, National Association, as agent. As of December 31, 1998, $84 million was outstanding under the Credit Facility. The Credit Facility provides a $225 million revolving credit maturing on October 31, 2002. The amount available under the Credit Facility is subject to a calculated borrowing base determined by a majority of the banks participating in the Credit Facility, which is reduced by the aggregate principal outstanding on the Company's senior unsecured notes (currently $125 million) (as so reduced, the "Borrowing Base"). The Borrowing Base is currently $175 million, but no assurances can be given that a majority of the banks will not elect to redetermine the Borrowing Base in the future. The Company has an option, subject to the Borrowing Base, to increase the facility to $250 million.

     Borrowings under the Credit Facility bear interest, at the Company's option, at (i) the higher of (a) the federal fund rate plus 50 basis points and
(b) the bank's prime rate or (ii) LIBOR plus a variable margin, which is based upon the loan amount outstanding relative to the Borrowing Base and the Company's corporate credit ratings.

     The Credit Facility also provides for the payment of a commitment fee and a standby fee. The Company paid fees of approximately $178,000, $148,000 and $205,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

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

4. FEDERAL INCOME TAXES:

     The components of deferred tax assets and liabilities are as follows (in thousands):

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
Deferred tax liability:
  Oil and gas properties....................................    $76,455        $83,012
                                                                -------        -------
Deferred tax assets:
  Alternative minimum tax...................................      1,848          1,848
  Net operating loss carryforwards..........................     41,539         15,073
  Other, net................................................      1,897          2,381
                                                                -------        -------
                                                                 45,284         19,302
Valuation allowance.........................................         --             --
                                                                -------        -------
  Net deferred tax liability................................    $31,171        $63,710
                                                                =======        =======

                          NEWFIELD EXPLORATION COMPANY

     As of December 31, 1998, the Company had net operating loss ("NOL") carryforwards for federal income tax purposes of approximately $119.0 million that may be used in future years to offset taxable income. Utilization of the Company's NOL carryforwards are subject to annual limitations due to certain stock ownership changes that have occurred or may occur. To the extent not utilized, the NOL carryforwards will begin to expire in 2006.

     The Company does not believe a deferred tax asset valuation is required because all NOL carryforwards are expected to be fully utilized.

5. COMMITMENTS AND CONTINGENCIES:

     The Company has entered into a non-cancellable operating lease agreement for office space in Houston, Texas. The lease term expires in October 2005, with two options to renew the lease for five years each. In addition, the Company enters into various other equipment leases as part of its operations.

     Future minimum lease payments required as of December 31, 1998 related to these operating leases are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
  1999......................................................   $ 2,802
  2000......................................................     2,857
  2001......................................................     2,887
  2002......................................................     2,950
  2003......................................................     1,867
  Thereafter................................................     2,399
                                                               -------
          Total minimum lease payments......................   $15,762
                                                               =======

     Rent expense for the years ended December 31, 1998, 1997 and 1996 was $666,000, $590,000 and $537,000, respectively.

     The Company has been named as a defendant in certain lawsuits arising in the ordinary course of business. While the outcome of these lawsuits cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the financial position, cash flows or results of operations of the Company.

6. STOCK-BASED COMPENSATION:

     The Company has several stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans.

  Stock Option Plans

     The Company has granted options pursuant to its 1989, 1990, 1991, 1993, 1995 and 1998 stock option plans (collectively, the "Stock Option Plans"). Options that have been granted and are outstanding generally expire 10 years from the date of grant and become exercisable at the rate of 20% per year.

                          NEWFIELD EXPLORATION COMPANY

     The following is a summary of all stock option activity for 1996, 1997 and 1998:

                                                              NUMBER OF    WEIGHTED
                                                                SHARES     AVERAGE
                                                              UNDERLYING   EXERCISE
                                                               OPTIONS      PRICES
                                                              ----------   --------
Outstanding at December 31, 1995............................  3,567,740     $ 4.76
Granted.....................................................    539,350      15.35
Exercised...................................................   (598,590)      4.64
Forfeited...................................................    (25,800)      9.09
                                                              ---------     ------
Outstanding at December 31, 1996............................  3,482,700       6.39
Granted.....................................................    285,000      22.16
Exercised...................................................   (375,070)      5.25
Forfeited...................................................       (640)     13.94
                                                              ---------     ------
Outstanding at December 31, 1997............................  3,391,990       7.84
Granted.....................................................    959,900      20.81
Exercised...................................................   (296,570)      5.13
Forfeited...................................................   (133,900)     21.22
                                                              ---------     ------
Outstanding at December 31, 1998............................  3,921,420     $10.76
                                                              =========     ======
Exercisable at December 31, 1996............................  2,168,770     $ 4.18
                                                              =========     ======
Exercisable at December 31, 1997............................  2,291,480     $ 4.73
                                                              =========     ======
Exercisable at December 31, 1998............................  2,442,030     $ 5.52
                                                              =========     ======

     At December 31, 1998, the Company had an additional 771,740 options available for grant. If granted, these additional options will be exercisable at a price not less than the fair market value per share of the Company's common stock on the date of grant. The weighted average fair value of options granted during 1998, 1997 and 1996 was $8.92, $10.15 and $6.39, respectively.

     The fair value of each stock option granted is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1998, 1997 and 1996: no dividend yield for all years; expected volatility of 30.57%, 31.56% and 28.52%, respectively; risk-free interest rates of 5.55%, 6.47% and 6.25%, respectively; and an expected option life of 6.50 years for all years.

     The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:

                            OPTIONS OUTSTANDING                                       OPTIONS EXERCISABLE
----------------------------------------------------------------------------     ------------------------------
                                         WEIGHTED AVERAGE        WEIGHTED                           WEIGHTED
      RANGE OF                              REMAINING            AVERAGE                            AVERAGE
   EXERCISE PRICES       OUTSTANDING     CONTRACTUAL LIFE     EXERCISE PRICE     EXERCISABLE     EXERCISE PRICE
   ---------------       -----------     ----------------     --------------     -----------     --------------
  $ 3.50 to $ 5.62        2,099,930          3 years              $ 3.97          2,099,930          $ 3.97
   10.94 to  14.78          590,290          7 years               13.55            269,100           13.43
   15.04 to  20.94          450,300          9 years               17.21             28,400           18.65
   21.06 to  29.94          780,900          9 years               23.21             44,600           22.74
  ----------------        ---------          -------              ------          ---------          ------
  $ 3.50 to $29.94        3,921,420          5 years              $10.76          2,442,030          $ 5.52

     Common stock issued through the exercise of stock options results in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. For financial reporting purposes, the tax effect of this deduction is accounted for as a credit to additional paid-in capital rather than as a reduction of income tax expense. The exercise of stock options during 1998, 1997 and 1996 resulted in a tax benefit to the Company of approximately $1.9 million, $2.3 million and $2.7 million, respectively, which was recorded as an increase in stockholders' equity.

                          NEWFIELD EXPLORATION COMPANY

  Employee Stock Purchase Plan

     The Company established an Employee Stock Purchase Plan (the "Stock Purchase Plan") that permits eligible employees to acquire common stock. Under the Stock Purchase Plan, the Company is authorized to issue up to 200,000 shares of common stock.

     For each six month period beginning on January 1 or July 1 during the term of the Stock Purchase Plan, each eligible employee has the opportunity to purchase common stock for a purchase price equal to 85% of the lesser of the fair market value of the common stock on (i) the first day of the period, or
(ii) the last day of the period. No employee may purchase common stock under the Stock Purchase Plan valued at more than $25,000 for each calendar year.

     Under the Stock Purchase Plan, the Company has sold 25,369 shares, 23,124 shares and 23,990 shares to employees in 1998, 1997 and 1996, respectively, which had weighted average prices of $18.72, $17.48 and $13.56, respectively. In accordance with APB Opinion No. 25, the Company has not recognized any compensation cost for the Stock Purchase Plan.

     The weighted average fair market value of the option to purchase stock during 1998, 1997 and 1996 was $5.92, $7.15 and $4.99, respectively. The fair value of each option granted under the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1998, 1997 and 1996: no dividend yield for all years; expected volatility of 30.57%, 31.56% and 28.52%, respectively; risk-free interest rates of 5.01%, 6.47% and 6.25%, respectively; and an expected option life of six months for all years.

  Pro Forma Net Income and Net Income Per Common Share

     If the fair value based method of accounting in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123") had been applied, the Company's net income and earnings per common share for 1998, 1997 and 1996 would have approximated the pro forma amounts below (in thousands except per share data):

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1998        1997       1996
                                                              --------    --------   --------
Net income (loss) - as reported.............................  $(57,699)   $ 40,603   $ 38,494
Net income (loss) - pro forma...............................   (59,275)     39,613     37,956
Basic earnings (loss) per common share - as reported........     (1.55)       1.14       1.10
Diluted earnings (loss) per common share - as reported......     (1.55)       1.07       1.03
Basic earnings (loss) per common share - pro forma..........     (1.59)       1.11       1.09
Diluted earnings (loss) per common share - pro forma........     (1.59)       1.04       1.01

     The effects of applying Statement No. 123 in this pro forma disclosure are not indicative of future amounts. Statement No. 123 does not apply to awards prior to 1995, and the Company anticipates making awards in the future under its stock-based compensation plans.

  Restricted Stock

     The Company has adopted three plans pursuant to which restricted shares of common stock may be granted. In 1998, the Company adopted the Newfield Exploration Company 1998 Omnibus Stock Plan (the "1998 Omnibus Plan"). Under this plan the Company may grant to employees (including an officer or director who is also an employee) as restricted common stock all or a portion of 250,000 shares of common stock reserved under the 1998 Omnibus Plan.

     Under the Newfield Exploration Company 1995 Omnibus Stock Plan (the "1995 Omnibus Plan"), the Company may grant to employees (including an officer or a director who is also an employee) as restricted common stock all or a portion of 400,000 shares of common stock reserved under the 1995 Omnibus Plan. In 1998, 1997 and 1996 the

                          NEWFIELD EXPLORATION COMPANY

Company issued 105,100, 35,400 and 246,000 shares, respectively, of restricted common stock that fully vest after 9 years. Vesting may, however, be accelerated if certain performance-based criteria are met.

     Under the Newfield Exploration Company 1995 Non-Employee Director Restricted Stock Plan (the "Non-Employee Director Plan"), subject to a maximum of 50,000 shares, each non-employee director who is in office immediately after each annual meeting of stockholders of the Company shall receive a number of restricted shares determined by dividing $30,000 by the fair market value on the date of the annual meeting of stockholders, subject to the terms of the Non-Employee Director Plan. The forfeiture restrictions relating to shares issued under the amended plan will lapse 100% effective the day before the first annual meeting of stockholders following the date of issuance of the shares, providing the lapse conditions have been satisfied. The Company issued 8,568 shares to seven Non-Employee Directors in 1998, 10,422 shares to seven Non-Employee Directors in 1997, and 10,000 shares to five Non-Employee Directors in 1996.

     In accordance with APB Opinion No. 25, the Company recognized unearned compensation for the fair value of the restricted common stock in the amount of $2.7 million for 1998, $1.0 million for 1997 and $3.6 million for 1996. This amount is charged to stockholders' equity and recognized as compensation expense over the applicable vesting period, in the amount of $2.0 million for 1998, $0.8 million for 1997 and $1.5 million for 1996. The weighted average price for 113,668 shares of restricted common stock issued in 1998 is $23.40. The weighted average price for 45,822 shares of restricted common stock issued in 1997 is $22.65. The weighted average price for 256,000 shares of restricted common stock issued in 1996 is $14.08.

7. EMPLOYEE BENEFIT PLANS:

     The Company sponsors a 401(k) Profit Sharing Plan (the "401(k) Plan") under
Section 401(k) of the Internal Revenue Code. This plan covers all employees of the Company. The Company matches $1.00 for each $1.00 of employee deferral, with the Company's contribution not to exceed 8% of an employee's salary, subject to limitations imposed by the Internal Revenue Service. The Company's contributions to the 401(k) Plan totaled $546,000, $466,000 and $371,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

     The Company also sponsors the Newfield Employee 1993 Incentive Compensation Plan (the "Plan"), which is a non-qualified plan funded by amounts equal to revenues that would be attributable to a 1% overriding royalty interest on acquired proved properties and a 2% overriding royalty interest from exploration properties. Such amounts are attributable to both the Company's interest and the interest of certain working interest owners in these properties. Amounts available for distribution under the Plan and attributable to the overriding royalty interests bearing against the Company are limited to 5% of the Company's adjusted net income as defined in the Plan. The Plan is administered by the Compensation Committee of the Board of Directors with award amounts recommended by the Chief Executive Officer of the Company, based on the performance of the Company and the eligible employees during the performance period. All employees of the Company are eligible for awards if employed on both October 1 and December 31 of the performance period. Awards may have both a current and a deferred component of compensation. Eligible employees may elect for deferred amounts to be paid in common stock instead of cash. If the eligible employee elects for a deferred amount to be paid in common stock, the number of shares of common stock to be awarded is determined by using the fair market value of common stock on the date of the award. Total expenses under the Plan for the years ended December 31, 1998, 1997 and 1996 were $1.9 million, $5.3 million and $4.9 million, respectively.

     During 1997, the Company implemented a highly compensated employee Deferred Compensation Plan (the "Deferred Plan"). This non-qualified plan allows an eligible employee to defer a portion of the employee's salary or bonus on an annual basis. The Company matches $1.00 for each $1.00 of employee deferral, with the Company's contribution not to exceed 8% of an employee's salary, subject to limitations imposed by the Deferred Plan. The Company's contribution is reduced by the amount of contribution made by the Company to the 401(k) Plan for each participant. The Company's contributions to the Deferred Plan totaled $30,000 and $22,000 for the years ended December 31, 1998 and 1997, respectively.

                          NEWFIELD EXPLORATION COMPANY

8. RELATED PARTY TRANSACTIONS:

     The 401(k) Plan invests in several mutual funds (the "Warburg Funds") affiliated with Warburg, Pincus & Co. Warburg, Pincus & Co. is general partner of Warburg, Pincus Investors, L.P., a significant stockholder of the Company which is represented on the Company's Board of Directors. The amount invested in the Warburg Funds at any time depends upon the elections made by the participants in the 401(k) Plan. The Company believes that the 401(k) Plan invests on the same basis in terms of rates and fees as are offered generally to similar employee investment vehicles. The aggregate amount of the 401(k) Plan's assets invested in Warburg Funds were approximately $2.0 million and $1.6 million as of December 31, 1998 and 1997, respectively.

9. SUPPLEMENTAL CASH FLOW INFORMATION:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------    -------    -------
                                                                      (IN THOUSANDS)
Cash payments:
  Interest payments (net of interest capitalized of $4,369,
     $3,481 and $1,508 during 1998, 1997 and 1996,
     respectively)..........................................  $  7,478    $ 1,196    $   363
  Income tax payments.......................................        --         --         --
Transactions excluded from the statement of cash flows:
  Increase (decrease) in accrued capital expenditures.......  $ (7,059)   $10,850    $ 5,062
  Other.....................................................       (23)       (50)       (86)

10. SUBSEQUENT EVENTS:

     On February 12, 1999, the Company adopted a stockholder rights plan. The plan is designed to ensure that all Newfield stockholders receive fair and equal treatment in the event of a proposed takeover of the Company. It includes safeguards against partial or two-tiered tender offers, squeeze-out mergers and other abusive takeover tactics.

     The plan provides for the issuance of one right for each outstanding share of the Company's common stock. The rights will become exercisable only if a person or group acquires 20% or more of the Company's outstanding voting stock or announces a tender or exchange offer that would result in ownership of 20% or more of the Company's voting stock.

     Each right will entitle the holder to buy one one-thousandth (1/1000) of a share of a new series of junior participating preferred stock at an exercise price of $85 per right, subject to antidilution adjustments. Each one one-thousandth of a share of this new preferred stock has the dividend and voting rights of, and is designed to be substantially equivalent to, one share of common stock. The Company's Board of Directors may, at its option, redeem all rights for $0.01 per right at any time prior to the acquisition of 20% or more of the Company's stock by a person or group.

     If a person or group acquires 20% or more of the Company's outstanding voting stock, each right will entitle holders, other than the acquiring party, to purchase common stock of the Company having a market value of $170 for a purchase price of $85, subject to antidilution adjustments.

     The plan also includes an exchange option. If a person or group acquires 20% or more, but less than 50% of the outstanding voting stock, the Board of Directors may at its option exchange the rights in whole or in part for shares of common stock of the Company. Under this option, the Company would issue one share of common stock, or one one-thousandth of a share of new preferred stock, for each two shares of common stock for which a right is then exercisable. This exchange would not apply to rights held by the person or group holding 20% or more of the Company's voting stock.

     If, after the rights have become exercisable, the Company merges or otherwise combines with another entity, or sells assets constituting more than 50% of its assets or producing more than 50% of its earning power or cash flow,

                          NEWFIELD EXPLORATION COMPANY
each right then outstanding will entitle its holder to purchase for $85, subject to antidilution adjustments, a number of the acquiring party's common shares having a market value of twice that amount.

     This plan will not prevent, nor is it intended to prevent, a takeover of the Company. Since the rights may be redeemed by the Board under certain circumstances, they should not interfere with any merger or other business combination approved by the Board. The issuance of the rights does not in any way diminish the financial strength of the Company or interfere with its business plans. The issuance of the rights has no dilutive effect, will not affect reported earnings per share and will not change the way the common stock of the Company is currently traded.

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

     The results of operations by quarter for the years ended December 31, 1998 and 1997 are as follows (in thousands, except per share amounts):

                                                              1998 QUARTER ENDED
                                              --------------------------------------------------
                                              MARCH 31     JUNE 30    SEPTEMBER 30   DECEMBER 31
                                              ---------   ---------   ------------   -----------
Oil and gas revenues........................  $  49,982   $  49,902    $  45,296      $  50,505
Income from operations......................     11,696       7,785        4,377       (103,690)
Net income (loss)...........................      6,712       3,772          850        (69,033)
Basic earnings (loss) per common share......  $    0.19   $    0.10    $    0.02      $   (1.71)
Diluted earnings (loss) per common share....  $    0.18   $    0.10    $    0.02      $   (1.71)

                                                              1997 QUARTER ENDED
                                              --------------------------------------------------
                                              MARCH 31     JUNE 30    SEPTEMBER 30   DECEMBER 31
                                              ---------   ---------   ------------   -----------
Oil and gas revenues........................  $  46,927   $  42,345    $  49,863      $  60,264
Income from operations......................     18,207      12,252       14,223         19,885
Net income..................................     11,887       7,773        8,715         12,228
Basic earnings per common share.............  $    0.34   $    0.22    $    0.24      $    0.34
Diluted earnings per common share...........  $    0.31   $    0.21    $    0.23      $    0.32

                          NEWFIELD EXPLORATION COMPANY

                      SUPPLEMENTARY FINANCIAL INFORMATION
               SUPPLEMENTARY OIL AND GAS DISCLOSURES -- UNAUDITED

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

     Proved reserves are estimated quantities of natural gas, crude oil and condensate that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     No major discovery or other favorable or adverse event subsequent to December 31, 1998 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

                          NEWFIELD EXPLORATION COMPANY

                      SUPPLEMENTARY FINANCIAL INFORMATION
       SUPPLEMENTARY OIL AND GAS DISCLOSURES -- UNAUDITED -- (CONTINUED)

ESTIMATED NET QUANTITIES OF OIL AND GAS RESERVES

     The following table sets forth the Company's net proved reserves (at 15.025 pounds per square inch absolute), including the changes therein, and proved developed reserves (all within the United States) at the end of each of the three years in the period ended December 31, 1998, as estimated by the Company's petroleum engineering staff:

                                                              OIL, CONDENSATE
                                                                AND NATURAL     NATURAL
                                                                GAS LIQUIDS       GAS
                                                                  (MBBLS)       (MMCF)
                                                              ---------------   -------
Proved developed and undeveloped reserves:

December 31, 1995...........................................       9,633        203,580
  Revisions of previous estimates...........................         850         (1,829)
  Extensions, discoveries and other additions...............       3,479         68,011
  Purchases of properties...................................       2,306         13,063
  Sales of properties.......................................         (51)          (117)
  Production................................................      (2,558)       (41,323)
                                                                  ------        -------
December 31, 1996...........................................      13,659        241,385
  Revisions of previous estimates...........................           6          3,014
  Extensions, discoveries and other additions...............       3,716         83,783
  Purchases of properties...................................       2,426         66,594
  Sales of properties.......................................         (76)        (3,790)
  Production................................................      (3,424)       (53,505)
                                                                  ------        -------
December 31, 1997...........................................      16,307        337,481
  Revisions of previous estimates...........................        (246)         1,981
  Extensions, discoveries and other additions...............       1,635         83,777
  Purchases of properties...................................       1,118         65,672
  Sales of properties.......................................          --             --
  Production................................................      (3,643)       (66,634)
                                                                  ------        -------
December 31, 1998...........................................      15,171        422,277
                                                                  ======        =======
Proved developed reserves:
  December 31, 1995.........................................       8,292        154,726
  December 31, 1996.........................................      11,820        199,452
  December 31, 1997.........................................      15,712        252,018
  December 31, 1998.........................................      14,647        388,040

                          NEWFIELD EXPLORATION COMPANY

                      SUPPLEMENTARY FINANCIAL INFORMATION
       SUPPLEMENTARY OIL AND GAS DISCLOSURES -- UNAUDITED -- (CONTINUED)

     Capitalized costs for oil and gas producing activities consist of the following at the end of each of the three years in the period ended December 31, 1998 (in thousands):

                                                                                    OTHER
                                                             DOMESTIC     CHINA    FOREIGN     TOTAL
                                                             ---------   -------   -------   ---------
DECEMBER 31, 1998
Proved Properties..........................................  $ 962,421   $    --   $    --   $ 962,421
Unproved Properties........................................     21,044     7,934     1,230      30,208
                                                             ---------   -------   -------   ---------
                                                               983,465     7,934     1,230     992,629
Accumulated depreciation, depletion and amortization.......   (414,206)       --        --    (414,206)
                                                             ---------   -------   -------   ---------
Net capitalized cost.......................................  $ 569,259   $ 7,934   $ 1,230   $ 578,423
                                                             =========   =======   =======   =========

DECEMBER 31, 1997
Proved Properties..........................................  $ 718,915   $    --   $    --   $ 718,915
Unproved Properties........................................     48,820     7,424       426      56,670
                                                             ---------   -------   -------   ---------
                                                               767,735     7,424       426     775,585
Accumulated depreciation, depletion and amortization.......   (291,631)       --        --    (291,631)
                                                             ---------   -------   -------   ---------
Net capitalized cost.......................................  $ 476,104   $ 7,424   $   426   $ 483,954
                                                             =========   =======   =======   =========

DECEMBER 31, 1996
Proved Properties..........................................  $ 501,328   $    --   $    --   $ 501,328
Unproved Properties........................................     25,352        --        --      25,352
                                                             ---------   -------   -------   ---------
                                                               526,680        --        --     526,680
Accumulated depreciation, depletion and amortization.......   (198,065)       --        --    (198,065)
                                                             ---------   -------   -------   ---------
Net capitalized cost.......................................  $ 328,615   $    --   $    --   $ 328,615
                                                             =========   =======   =======   =========

                          NEWFIELD EXPLORATION COMPANY

                      SUPPLEMENTARY FINANCIAL INFORMATION
       SUPPLEMENTARY OIL AND GAS DISCLOSURES -- UNAUDITED -- (CONTINUED)

     Costs incurred for oil and gas property acquisition, exploration and development activities for each of the three years in the period ended December 31, 1998 are as follows (in thousands):

                                                                                     OTHER
                                                              DOMESTIC    CHINA     FOREIGN    TOTAL
                                                              --------   --------   -------   --------
1998
Property acquisition:
  Unproved*.................................................  $  3,400   $     --   $    --   $  3,400
  Proved....................................................    86,219         --        --     86,219
Exploration.................................................    63,802        510     1,002     65,314
Development.................................................   155,839         --        --    155,839
                                                              --------   --------   -------   --------
          Total costs incurred..............................  $309,260   $    510   $ 1,002   $310,772
                                                              ========   ========   =======   ========

1997
Property acquisition:
  Unproved*.................................................  $ 31,541   $  6,770   $   426   $ 38,737
  Proved....................................................    30,368         --        --     30,368
Exploration.................................................    61,825      4,908        --     66,733
Development.................................................   117,321         --        --    117,321
                                                              --------   --------   -------   --------
          Total costs incurred..............................  $241,055   $ 11,678   $   426   $253,159
                                                              ========   ========   =======   ========

1996
Property acquisition:
  Unproved*.................................................  $  5,670   $     --   $    --   $  5,670
  Proved....................................................    28,480         --        --     28,480
Exploration.................................................    49,337         --        --     49,337
Development.................................................    80,336         --        --     80,336
                                                              --------   --------   -------   --------
          Total costs incurred..............................  $163,823   $     --   $    --   $163,823
                                                              ========   ========   =======   ========

---------------

* These amounts represent costs incurred by the Company and excluded from the amortization base until proved reserves are established or impairment is determined.

                          NEWFIELD EXPLORATION COMPANY

                      SUPPLEMENTARY FINANCIAL INFORMATION
       SUPPLEMENTARY OIL AND GAS DISCLOSURES -- UNAUDITED -- (CONTINUED)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

     The following information has been developed utilizing procedures prescribed by Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities" ("FAS 69") and based on natural gas and crude oil reserve and production volumes estimated by the Company's petroleum engineering staff. It may be useful for certain comparative purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Company.

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

     Under the Standardized Measure, future cash inflows were estimated by applying period-end oil and gas prices adjusted for fixed and determinable escalations to the estimated future production of period-end proved reserves. Future cash inflows at December 31, 1998 do not reflect the impact of future production that is subject to open hedge positions (see Note 2). Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying period-end statutory tax rates to aggregate future pre-tax net cash flows, reduced by the tax basis of the properties involved and tax carryforwards. Use of a 10% discount rate is required by FAS 69.

     Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

                          NEWFIELD EXPLORATION COMPANY

                      SUPPLEMENTARY FINANCIAL INFORMATION
       SUPPLEMENTARY OIL AND GAS DISCLOSURES -- UNAUDITED -- (CONTINUED)

     The standardized measure of discounted future net cash flows relating to proved oil and gas reserves (all within the United States) is as follows (in thousands):

                                                                       AS OF DECEMBER 31,
                                                              ------------------------------------
                                                                 1998         1997         1996
                                                              ----------   ----------   ----------
Future cash inflows.........................................  $1,047,290   $1,150,023   $1,312,815
Less related future:
  Production costs..........................................    (203,717)    (159,619)    (113,937)
  Development and abandonment costs.........................    (162,005)    (170,537)    (107,205)
                                                              ----------   ----------   ----------
Future net cash flows before income taxes...................     681,568      819,867    1,091,673
10% annual discount for estimating timing of cash flows.....    (131,750)    (165,198)    (231,856)
                                                              ----------   ----------   ----------
Standardized measure of discounted future net cash flows
  before income taxes.......................................     549,818      654,669      859,817
Future income tax expense, net of 10% annual discount.......     (98,662)    (151,721)    (247,889)
                                                              ----------   ----------   ----------
Standardized measure of discounted future net cash flows....  $  451,156   $  502,948   $  611,928
                                                              ==========   ==========   ==========

     A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil and gas reserves (all within the United States) is as follows (in thousands):

                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                 1998         1997         1996
                                                              ----------   ----------   ----------
Beginning of the period.....................................  $  502,948   $  611,928   $  276,326
                                                              ----------   ----------   ----------
Revisions of previous estimates:
  Changes in prices and costs...............................    (226,749)    (356,858)     254,227
  Changes in quantities.....................................         662        5,535        9,544
  Changes in future development costs.......................       5,401       (7,464)          --
Development costs incurred during the period................      55,153       35,810       24,895
Additions to proved reserves resulting from extensions,
  discoveries and improved recovery, less related costs.....     117,837      136,977      229,314
Purchases of reserves in place..............................      48,889      101,266       55,910
Accretion of discount.......................................      65,467       85,982       36,488
Sales of oil and gas, net of production costs...............    (160,340)    (175,091)    (132,310)
Net change in income taxes..................................      53,059       96,168     (159,336)
Production timing and other.................................     (11,171)     (31,305)      16,870
                                                              ----------   ----------   ----------
Net increase (decrease).....................................     (51,792)    (108,980)     335,602
                                                              ----------   ----------   ----------
End of the period...........................................  $  451,156   $  502,948   $  611,928
                                                              ==========   ==========   ==========

                             CORPORATE INFORMATION

DIRECTORS

Philip J. Burguieres (**)(***)(55)
Chairman Emeritus
Weatherford International, Inc.

Charles W. Duncan, Jr. (*)(***)(72)
Private Investor
Duncan Interests

Joe B. Foster (64)
Chairman, President and
Chief Executive Officer
Newfield Exploration Company

Dennis R. Hendrix (*)(***)(59)
Retired Chairman
PanEnergy Corp.
Director
Duke Energy Corporation

Terry Huffington (*)(**)(44)
Chairman and President
Huffco Group, Inc.

Howard H. Newman (*)(***)(51)
Managing Director
E.M. Warburg, Pincus & Co., LLC

Thomas G. Ricks (*)(**)(45)
President and Chief Executive Officer
The University of Texas Investment
Management Company

John C. Sawhill (*)(**)(62)
President and Chief Executive Officer
The Nature Conservancy

C. E. (Chuck) Shultz (**)(***)(59)
Chairman and Chief Executive Officer
Dauntless Energy, Inc.

Robert W. Waldrup (54)
Vice President - Operations
Newfield Exploration Company

(*)    Member of the Compensation
       Committee

(**)   Member of the Audit Committee

(***)  Member of the Management
       Development Committee


OFFICERS

Joe B. Foster (64)
Chairman, President and
Chief Executive Officer

Robert W. Waldrup (54)
Vice President - Operations

David A. Trice (50)
Vice President - Finance and International

Terry W. Rathert (46)
Vice President - Planning and
Administration and Secretary

David F. Schaible (38)
Vice President - Acquisitions and
Development

Elliott Pew (44)
Vice President - Exploration

William D. Schneider (47)
Vice President - International Exploration

Ronald P. Lege (54)
Controller and Assistant Secretary

C. William Austin (46)
Legal Counsel and Assistant Secretary

James P. Ulm, II (36)
Treasurer

MARKET INFORMATION
The Company's common stock is traded on the NYSE under the symbol NFX. The stock began trading
November 12, 1993. The range of high and low quarterly sales prices for 1997 and 1998, as reported by the NYSE, are set forth below:


                        High         Low
                        ----         ---
1997
  First Quarter       28          18  1/2
  Second Quarter      23  7/8     16  7/8
  Third Quarter       28  1/8     19  15/16
  Fourth Quarter      33          20

1998
  First Quarter       27 11/16    19  9/16
  Second Quarter      26  3/8     17 13/16
  Third Quarter       24  7/8     15  7/16
  Fourth Quarter      26  7/16    16  5/8

TRANSFER AGENT

For more information regarding change of address or other matters concerning your stockholder account, please contact the transfer agent directly at:

ChaseMellon Shareholders Services L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 635-9270
www.chasemellon.com

On December 31, 1998, the closing sale price for the Company's stock was $20 7/8 per share. Management believes after inquiry, that the number of beneficial owners of the Company's common stock is in excess of 2,000.

ANNUAL MEETING

The Annual Meeting of Stockholders of Newfield
Exploration Company will be held May 5, 1999, at
11:00 a.m. at the Hotel Sofitel, 425 North Sam
Houston Parkway East, Houston, Texas.

CORPORATE ADDRESS

363 North Sam Houston Parkway East
Suite 2020
Houston, Texas 77060
(281) 847-6000
www.newfld.com

OUTSIDE LEGAL COUNSEL

Vinson & Elkins L.L.P.
Houston, Texas

AUDITORS

PricewaterhouseCoopers LLP
Houston, Texas

CREDITS

Newfield employees Chris Clark, Andy Lundy, Chris
Mabie and Mike Minarovic contributed photographs to this annual report.

FORM 10-K

Stockholders may obtain without charge a copy of Newfield's Form 10-K report as filed with the Securities and Exchange Commission. For copies or answers to questions about Newfield Exploration Company, please contact Stockholder Relations at the corporate address.

                                    NEWFIELD

                                [NEWFIELD LOGO]

                               EXPLORATION COMPANY

                         363 N. SAM HOUSTON PARKWAY E.
                                   SUITE 2020
                              HOUSTON, TEXAS 77060
                            TELEPHONE: 281-847-6000
                               FAX: 281-847-6006
                                 www.newfld.com